Form 40-F
period 2002-09-30
ROYAL GROUP TECHNOLOGIES LTD
filed 2003-02-14
CIK 1047693

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For fiscal year ended: SEPTEMBER 30, 2002

Commission File number: NO. 1-14242


                        ROYAL GROUP TECHNOLOGIES LIMITED
             (Exact name of registrant as specified in its charter)

                                     CANADA
        (Province or other jurisdiction of incorporation or organization)

                                3084, 3087, 3089
     (Primary standard industrial classification code number, if applicable)

                                 NOT APPLICABLE
             (I.R.S. employer identification number, if applicable)


                             1 ROYAL GATE BOULEVARD
                               WOODBRIDGE, ONTARIO
                                     L4L 8Z7
                                 (905) 264-0701
    (Address and telephone number of registrant's principal executive office)


                              CT CORPORATION SYSTEM
                          111 EIGHTH AVENUE, 13TH FLOOR
                            NEW YORK, NEW YORK 10011
                                      U.S.A.
                                 (212) 894-8700
 (Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:


Title of each class:                 Name of each exchange
                                     on which registered:
SUBORDINATE VOTING SHARES            NEW YORK STOCK EXCHANGE


Securities registered or to be registered pursuant to Section 12(g) of the Act:

NOT APPLICABLE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NOT APPLICABLE

For annual reports, indicate by check mark the information filed with this form:

[X]   Annual Information Form         [X]   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

SUBORDINATE VOTING SHARES 77,282,173

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                         Yes [ ]                 No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

                         Yes [X]                 No [ ]

                        ROYAL GROUP TECHNOLOGIES LIMITED


                                   FISCAL 2002
                             ANNUAL INFORMATION FORM


                             DATE: FEBRUARY 14, 2003

                                TABLE OF CONTENTS



ITEM 1.  COVER PAGE                                          -

ITEM 2.  INCORPORATION AND ORGANIZATION                      1

         (1)      Royal Group Technologies Limited           1
         (2)      Subsidiaries                               1
         (3)      Organizational Issues                      6

ITEM 3.  GENERAL DEVELOPMENT OF THE BUSINESS                 6

         (1)      Glossary of Technical Terms                6
         (2)      Financial Terms                            7
         (3)      Development                                7

ITEM 4.  DESCRIPTION OF THE BUSINESS                         9

         (1)      Overview                                   9
         (2)      The Products Segment                      13
         (3)      Support Segment                           19
         (4)      Competition                               21
         (5)      Other Disclosures                         22

ITEM 5.  SELECTED CONSOLIDATED FINANCIAL INFORMATION        28

         (1)      Annually                                  28
         (2)      Quarterly                                 29
         (3)      Dividend Policy                           31

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS               31

         (1)      RESULTS FROM OPERATIONS                   32
         (2)      LIQUIDITY AND CAPITAL RESOURCES           38
         (3)      RISKS AND UNCERTAINTIES                   42
         (4)      CRITICAL ACCOUNTING POLICIES              43
         (5)      OUTLOOK                                   44

ITEM 7.  MARKET FOR SECURITIES                              44

ITEM 8.  DIRECTORS AND OFFICERS                             46

ITEM 9.  ADDITIONAL INFORMATION                             49


Unless otherwise specified, this document presents information as at September 30, 2002.

Unless the context otherwise requires, all references to "Royal" and the "Group" include Royal Group Technologies, its subsidiaries and wholly and partially owned entities and unless otherwise expressly indicated, all references to "$" or "dollars" are to Canadian dollars.

                        ROYAL GROUP TECHNOLOGIES LIMITED


ITEM 2. INCORPORATION AND ORGANIZATION

(1) ROYAL GROUP TECHNOLOGIES LIMITED ("Royal" or the "Group") was amalgamated under the Canada Business Corporations Act on November 25, 1994 by the amalgamation of Steelwood Acquisition Inc. and Royal Plastics Group Limited, which were incorporated under the Canada Business Corporations Act on September 26, 1994. The name of the corporation was changed to Royal Group Technologies Limited on February 14, 1997. Royal's authorized share capital consists of an unlimited number of First and Second Preferred Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Subordinate Voting Shares, of which 15,935,444 Multiple Voting Shares and 77,282,173 Subordinate Voting Shares were outstanding as of September 30, 2002. Royal filed articles of amendment on November 29, 1994, to amend and provide for the current rights, privileges and restrictions attaching to its First and Second Preferred Shares and Multiple and Subordinate Voting Shares.

Royal's head office is located at 1 Royal Gate Boulevard, Woodbridge, Ontario, L4L 8Z7. Corporate offices can be reached by telephone and fax at the following numbers:

       Phone:   (905) 264-0701                 Fax:     (905) 264-0702

(2) SUBSIDIARIES

Royal together with its subsidiaries and wholly and partially owned entities conducts its business under two operating segments: the Products Segment and the Support Segment.

The Products Segment is comprised of 56 wholly-owned or joint-ventured businesses. The Support Segment is comprised of 14 wholly or joint-ventured owned businesses. The businesses are located primarily in Canada and the United States of America ("U.S.A.") with international operations in Mexico, South America, Europe and Asia. Royal typically enters into strategic joint venture arrangements with local partners in respect of its international operations to gain access to local industry expertise and share related business risks.

The Products Segment is comprised of the following product lines:

     (i) Home Improvement Products, which primarily consist of extruded PVC products, including window and door profiles, decorative mouldings, siding and roofing. These products are primarily sold to fabricators and building product distributors in the U.S.A. and Canada and are oriented to the renovation trade.

     (ii) Consumer Products, which consist of a broad range of extruded and injection molded products including window coverings, outdoor storage solutions, fencing, decking, gazebos, housewares and furniture. These products are sold primarily to homeowners through retail home improvement chain stores in the U.S.A. and Canada.

     (iii) Construction Products, which consist of pipe and fitting systems, as well as commercial doors. These products are distributed primarily through a network of distributors and contractors in the U.S.A. and Canada to the new construction sector of the market.

     (iv) Royal Building Systems and Foreign Operations, which include components of Royal Building Systems(TM) sold throughout the world, and other building products, manufactured by foreign operations and sold in conjunction with the Systems or alone.

The Support Segment is composed of a series of activities, which are primarily supplied to the Products Segment, to facilitate superior customer service, rapid product development and a low cost structure. The activities of the Support Segment include:

     (i) Materials manufacture, which involves production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw materials, utilizing proprietary RoyalEco(TM) technology.

     (ii) Machinery development and manufacture, which involves extrusion equipment, tooling and computerized material handling systems.

     (iii) Services, which include distribution, research and development and property management services provided to the Group.

There are no restrictions preventing capital from being transferred to Royal Group Technologies Limited from its subsidiaries and wholly and partially owned entities, with the exception of the exchange controls of certain countries.

     (a)  Products Segment Subsidiaries

The following is a list of Royal's subsidiaries carrying on the business of the Products Segment as of September 30, 2002, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owned by Royal or over which Royal exercises control or direction:


                                                                                PERCENT OWNERSHIP   PERCENT OWNERSHIP
                                                           JURISDICTION OF          OF VOTING         OF NON-VOTING
SUBSIDIARY                                                  INCORPORATION          SECURITIES           SECURITIES
---------------------------------------------------------------------------------------------------------------------

HOME IMPROVEMENT PRODUCTS
---------------------------------------------------------------------------------------------------------------------
CUSTOM PROFILES
---------------------------------------------------------------------------------------------------------------------
Candor Plastics Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Crown Plastics Extrusions Corporation                      Ontario                     100%                N/A
--------------------------------------------------------------------------------------- -----------------------------
Custom Window Extrusions, Inc.                             Pennsylvania                100%                N/A
---------------------------------------------------------------------------------------------------------------------
Dominion Plastics Inc.                                     Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Dynast Plastics Limited                                    Manitoba                    100%                N/A
---------------------------------------------------------------------------------------------------------------------
RoyCom Limited                                             Manitoba                     60%                N/A
---------------------------------------------------------------------------------------------------------------------
Imperial Plastics Extrusions Limited                       Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------


                                                                                PERCENT OWNERSHIP   PERCENT OWNERSHIP
                                                           JURISDICTION OF          OF VOTING         OF NON-VOTING
SUBSIDIARY                                                  INCORPORATION          SECURITIES           SECURITIES
---------------------------------------------------------------------------------------------------------------------

King Extrusions Limited                                    Washington                  100%                N/A
---------------------------------------------------------------------------------------------------------------------
Majestic Plastics Limited                                  Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Quebec Custom Limited
-   Montreal PVC Division                                  Quebec                      100%                100%
-   Industrial Plastics Division
---------------------------------------------------------------------------------------------------------------------
Pillar Plastics Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Regal Plastics Limited                                     Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Crown Limited                                        Indiana                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Decor Limited                                        Ontario                      70%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Deluxe Profiles Limited                              Ontario                      55%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Extrusions Limited                                   Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Sierra Extrusions, Inc.                              Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
Thermoplast Inc.                                           Quebec                      100%                100%
---------------------------------------------------------------------------------------------------------------------
Ultimate Plastics Limited                                  Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Marley Mouldings Limited                                   Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
EXTERIOR CLADDING
---------------------------------------------------------------------------------------------------------------------
American Buildings Product Corporation                     Massachusetts                80%                N/A
---------------------------------------------------------------------------------------------------------------------
Boncor Building Products Inc.                              Canada                      100%                100%
---------------------------------------------------------------------------------------------------------------------
Produits de Batiment Residentiel Inc.
-   Beta Co.                                               Quebec                      100%                N/A
-   Bonhomme Building Products
---------------------------------------------------------------------------------------------------------------------
Royplast Limited
-   Royalguard Vinyl Co. Division
-   Roytec Vinyl Co. Division                              Ontario                     100%                100%
-   Royal Building Products Division
---------------------------------------------------------------------------------------------------------------------
Royal Group Sales (USA) Limited                            Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
CONSUMER PRODUCTS
---------------------------------------------------------------------------------------------------------------------
WINDOW COVERINGS
---------------------------------------------------------------------------------------------------------------------
Advanced Profiles, S.A. de C.V.                            Mexico                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Window Coverings (Canada) Inc.                       Canada                      100%                100%
---------------------------------------------------------------------------------------------------------------------
Royal Window Coverings Ltda.                               Brazil                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Window Coverings (USA) L.P.                          Texas                       100%                N/A
---------------------------------------------------------------------------------------------------------------------
Novo Europe B.V.                                           Netherlands                 100%                N/A
---------------------------------------------------------------------------------------------------------------------
HOUSEWARES AND FURNITURE
---------------------------------------------------------------------------------------------------------------------
Royal Alliance Inc.                                        Ontario                      60%                N/A
-   Gracious Living Industries Division
-   Royal Injection Division
---------------------------------------------------------------------------------------------------------------------
OUTDOOR PRODUCTS
---------------------------------------------------------------------------------------------------------------------
Royal Outdoor Products, Inc.                               Ontario                     100%                N/A
-   Royal Structures Division
-   Prince Plastics Division
---------------------------------------------------------------------------------------------------------------------
CONSTRUCTION PRODUCTS
---------------------------------------------------------------------------------------------------------------------
PIPE
---------------------------------------------------------------------------------------------------------------------
Plastic Trends, Inc.                                       Michigan                    100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Flex-Lox Pipe Limited                                Ontario                     100%                100%
---------------------------------------------------------------------------------------------------------------------
Le-Ron Plastics Inc.                                       Canada                       75%                N/A
---------------------------------------------------------------------------------------------------------------------


                                                                                PERCENT OWNERSHIP   PERCENT OWNERSHIP
                                                           JURISDICTION OF          OF VOTING         OF NON-VOTING
SUBSIDIARY                                                  INCORPORATION          SECURITIES           SECURITIES
---------------------------------------------------------------------------------------------------------------------

Royal Pipe Systems Limited                                 Ontario                     100%                100%
-   Royal Pipe Co. Division
-   Fabtech Co. Division
-   Royal Quickstop Fireprotection Systems Co.
    Division
---------------------------------------------------------------------------------------------------------------------
COMMERCIAL DOORS
---------------------------------------------------------------------------------------------------------------------
Baron Metal Industries Inc.                                Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Patio Doors Limited                                  Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS
---------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
---------------------------------------------------------------------------------------------------------------------
Royal Building Systems (Cdn) Limited                       Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Concrete Encased Technologies Inc.                   Ontario                      75%                N/A
---------------------------------------------------------------------------------------------------------------------
MEXICO
---------------------------------------------------------------------------------------------------------------------
Royal Building Systems De Mexico, S.A. de C.V.             Mexico                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Tech Mexico, S.A. de C.V.                            Mexico                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
---------------------------------------------------------------------------------------------------------------------
Royalco S.A.                                               Colombia                     50%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Group Technologies del Sur S.A.                      Argentina                    88%                N/A
---------------------------------------------------------- ------------------- --------------------------------------
Trevisur S.R.L.                                            Argentina                    88%                N/A
---------------------------------------------------------------------------------------------------------------------
Sistemas Royaltel S.A.                                     Argentina                    66%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Do Brasil Technologies S.A.                          Brazil                       88%                N/A
---------------------------------------------------------------------------------------------------------------------
POLAND
---------------------------------------------------------------------------------------------------------------------
Royal-Bud Sp.zo.o.                                         Poland                       72%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Development Sp.zo.o.                                 Poland                       80%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Europa Sp.Zo.o.                                      Poland                       80%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Hurt, Sp.Zo.o                                        Poland                       80%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Hurt Lodz                                            Poland                     71.1%                N/A
---------------------------------------------------------------------------------------------------------------------
PACIFIC
---------------------------------------------------------------------------------------------------------------------
Royal Building Systems (Shanghai) Limited                  China                        85%                N/A
---------------------------------------------------------------------------------------------------------------------
Shanghai Royal Real Estate Limited                         China                        68%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Systems Hawaii, Inc.                                 Hawaii                      100%                N/A
-------------------------------------------------------------------------------- ------------------------------------
Royal Building Systems (Philippines) Limited               Philippines                 100%                N/A
---------------------------------------------------------------------------------------------------------------------

     (b)  Support Segment Subsidiaries

The following is a list of Royal's subsidiaries carrying on the business of the Support Segment as of September 30, 2002, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owned by Royal, or over which Royal exercises control or direction:

                                                                                PERCENT OWNERSHIP   PERCENT OWNERSHIP
                                                           JURISDICTION OF        OF VOTING         OF NON-VOTING
SUBSIDIARY                                                  INCORPORATION         SECURITIES          SECURITIES
---------------------------------------------------------------------------------------------------------------------
MATERIALS
---------------------------------------------------------------------------------------------------------------------
Royal Polymers Limited                                     Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Reagens Canada Ltd.                                        Ontario                     100%                100%
---------------------------------------------------------------------------------------------------------------------
Reagens Inc.                                               Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Plastics Inc.                                        Ontario                     100%                100%
-   Royal Dynamics Co. Division
-   Royal Ecoproducts Co. Division
-   Royal Global Co. Division
-   Royal Group Resources Co. Division
-   RoyalBond Co. Division
-   Royal Foam Co. Division
-   Royal Composites Co. Division
-   Ferrato Custom Molding Co. Division
---------------------------------------------------------------------------------------------------------------------
MACHINERY & TOOLING
---------------------------------------------------------------------------------------------------------------------
Amut S.p.A.                                                Italy                        74%                N/A
---------------------------------------------------------------------------------------------------------------------
Ariostea S.p.A.                                            Italy                        54%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Machine Manufacturing Ltd.                           Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Tooling Limited                                      Ontario                      60%                N/A
---------------------------------------------------------------------------------------------------------------------
Vinyltech Inc.                                             Ohio                         80%                N/A
---------------------------------------------------------------------------------------------------------------------
SERVICES
---------------------------------------------------------------------------------------------------------------------
Roadex Transport Ltd.                                      Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Capital Stamping & Tooling Ltd.                      Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Roybridge Investments (U.S.A.) Limited                     Delaware                    100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Martingrove-Steeles Properties Limited               Ontario                      75%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Realty S.A. de C.V.                                  Mexico                      100%                N/A
---------------------------------------------------------------------------------------------------------------------

     (c)  Non-operating Companies

The following is a list of Royal's subsidiaries that are non-operating companies as of September 30, 2002, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owed by Royal, or over which Royal exercises control or direction:

                                                                                PERCENT OWNERSHIP   PERCENT OWNERSHIP
                                                           JURISDICTION OF          OF VOTING         OF NON-VOTING
SUBSIDIARY                                                  INCORPORATION           SECURITIES          SECURITIES
---------------------------------------------------------------------------------------------------------------------
HOLDING COMPANIES
---------------------------------------------------------------------------------------------------------------------
Royal Building Systems (Cdn) Inc.                          Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Group Mexico S.A. de C.V.                            Mexico                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Group (Nevada) Limited                               Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
1150409 Ontario Inc.                                       Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
1064986 Ontario Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
1191225 Ontario Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
1299239 Ontario Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
1284823 Ontario Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
1284825 Ontario Limited                                    Ontario                      60%                N/A
---------------------------------------------------------------------------------------------------------------------

                                                                                PERCENT OWNERSHIP   PERCENT OWNERSHIP
                                                           JURISDICTION OF          OF VOTING         OF NON-VOTING
SUBSIDIARY                                                  INCORPORATION           SECURITIES          SECURITIES
---------------------------------------------------------------------------------------------------------------------

3018523 Nova Scotia ULC                                    Nova Scotia                 100%                N/A
---------------------------------------------------------------------------------------------------------------------
Novo Capital, Inc.                                         Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
Novo Management Inc.                                       Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
RBS (U.S.A.) Limited                                       Delaware                    100%                N/A
---------------------------------------------------------------------------------------------------------------------
RGTL Holdings, L.L.C.                                      Delaware                    100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Plastics Group (U.S.A.) Limited                      Delaware                    100%                N/A
---------------------------------------------------------------------------------------------------------------------
R.B.S. (China) Limited                                     BVI                         100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Group (China) Limited                                BVI                          85%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Real Estate (USA) Limited                            Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------
1429252 Ontario Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
1429253 Ontario Limited                                    Ontario                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
3045842 Nova Scotia Company                                Nova Scotia                 100%                N/A
---------------------------------------------------------------------------------------------------------------------
Roybridge Inc.                                             Nova Scotia                 100%                N/A
---------------------------------------------------------------------------------------------------------------------
Roybenone Limited                                          Nova Scotia                 100%                N/A
---------------------------------------------------------------------------------------------------------------------
Roybentwo Limited                                          Nova Scotia                 100%                N/A
---------------------------------------------------------------------------------------------------------------------
Roybenthree Limited                                        Alberta                     100%                N/A
---------------------------------------------------------------------------------------------------------------------
Royal Group II (USA), LLC                                  Nevada                      100%                N/A
---------------------------------------------------------------------------------------------------------------------

(3) ORGANIZATIONAL ISSUES

All of Royal's manufacturing activities are conducted through separate entities, each of which operates as a separate profit centre. Activities are structured as such to maximize the manufacturing efficiency and accountability of the production processes while leaving administrative tasks to be performed largely by the corporate office. Royal's executive management centralizes strategic planning, capital allocation, new business and new product development and provides specialized services including raw material and equipment purchasing, general corporate purchasing, as well as technological, legal, risk management, financial, information systems and human resource expertise.


ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

(1)  GLOSSARY OF TECHNICAL TERMS

The following compilation of definitions of technical terms used herein, has been assembled to assist the reader to better understand Royal's business.

"Additives" - ingredients including stabilizers and pigments, mixed with PVC to modify or enhance the physical properties of an extruded profile and aid in the manufacturing process.

"Compounding" - mixing together of PVC resin and additives to produce a compound in either powder or pellet form.

"Extrusion" - the process of melting, sizing, shaping and cooling PVC or other plastic materials.

"Injection" - the process whereby a granulated plastic compound is heated and forced under pressure into a mould in the shape of a finished product, such as a 90 degree pipe fitting elbow.

"Lubricants" - additives mixed with PVC to allow the plastic to be processed through the extruder.

"PVC" - polyvinylchloride or vinyl - a versatile plastic used extensively in the building products industry as well as automobile, packaging and toy industries. PVC has many desirable properties including weatherability, low thermal conductivity and high strength to weight ratio.

"Regrind" - previously processed PVC material which has been ground up for combination with virgin material and reprocessing.

"Vacuum Sizer" - a metal sizing sleeve the shape of the final desired product, through which the plastic extrusion is pulled. An air vacuum and water cooling of the metal jacket is applied during the process.


(2)  FINANCIAL TERMS

In this document, "EBITDA" and "EBITDA margin" are terms used to describe Royal's consolidated financial position. It should be noted that each of these terms is widely used in financial markets, but is not a recognized measure under Canadian generally accepted accounting principles. Each of these terms is defined in Management's Discussion and Analysis, contained in ITEM 6 of this document.


(3)  DEVELOPMENT

Royal began operation in 1970 as a small custom profile extruder, with sales of approximately $270,000 in its first year of existence. Royal has grown to become a vertically integrated manufacturer of technologically advanced, polymer-based home improvement, consumer and construction products, sold primarily in North America and increasingly in international locations.

From its beginnings as a single company with a single extruder, Royal has developed into a group of 70 wholly-owned or joint-ventured operating companies. Today, these businesses are predominantly located in Canada and the U.S.A., with international operations in Mexico, South America, Europe and Asia.

Royal's development accelerated through the 1980's with the introduction of several proprietary patented technological advances. These new technologies allowed Royal to design, build and change intricate tooling more efficiently and economically in order to manufacture more complex profiles that result in superior window systems and other products.

Also key to Royal's advancement was the establishment of a number of operating subsidiaries during the 1980's. These subsidiaries were managed by individuals who were provided an equity stake in the business, thereby facilitating the growth of these subsidiaries.

In 1991, Royal introduced a revolutionary, pre-engineered, component building system. The system, which carries the trade mark Royal Building Systems(TM), consists of a series of extruded, reinforced interlocking vinyl panels and connectors that quickly and easily slide together to form walls and partitions, which are then filled with concrete and integrated with the roof. Principal aspects of Royal Building Systems(TM) are protected by issued patents in the U.S.A. and throughout the major markets of the world.

In addition to marketing Royal Building Systems(TM) globally, Royal has begun to develop distribution for its building products in various locations throughout the world. Window profiles are currently being distributed in many countries including Argentina, China, the United Kingdom, Brazil, Poland, Mexico, Venezuela and Colombia. Sales outside of Canada and the U.S.A. accounted for 9%, 11% and 8% of Royal's consolidated sales for the fiscal years 2000, 2001 and 2002, respectively.

In November of 1995, Royal acquired Novo Industries, Inc. ("Novo"), a private company (now carrying on business in the form of a wholly-owned partnership named Royal Window Coverings (USA) L.P.) that was involved in the production of PVC vertical window blinds, selling them mainly through mass merchandisers. The acquisition of Novo initiated Royal's entry into consumer products distribution channels. Over subsequent years, Royal's presence in consumer distribution channels has been expanded to include outdoor storage products, patio furniture, indoor storage products, and pet care products. Consumer product sales accounted for 30%, 29% and 27% of Royal's consolidated sales for the fiscal years 2000, 2001 and 2002, respectively.

In the late 1990's, a series of small acquisitions were made to enhance Royal's strategic position in various markets. These acquisitions included the purchase of the PVC extrusion assets and business of CTB Inc., which was primarily engaged in the extrusion and sale of plastic fence, deck and dock products. The acquisitions also included purchase of a majority interest in Gracious Living Industries Inc., a marketer of patio furniture and houseware products. These acquisitions served to broaden product offerings, expand distribution and leverage vertical integration.

Royal took a major step forward with its vertical integration program through the acquisition of Imperial Oil's PVC resin plant located in Sarnia, Ontario at the outset of fiscal 1999. Royal uses the plant's entire capacity of 465 million pounds of resin per year to supply its operating groups. In pursuit of greater efficiency, the production facility was rationalized to limit production to two kinds of resin. The ownership of this facility allows Royal to offer prompt delivery to its customers and to introduce new PVC based products improving its competitive position.

In December 2001, Royal acquired Marley Mouldings LLC ("Marley"), a manufacturer of cellular-foam extrusions, including trim moldings and components for window and door frames. Marley's products complement Royal's existing products sold through home improvement retail stores and building product suppliers. In addition, Marley's extensive sales and marketing team served to strengthen Royal's position with customers, particularly in the U.S.A.

Over the past five years, Royal has evolved from being a leading North American PVC building products extruder, to a manufacturer of technologically advanced polymer-based home improvement, consumer and construction products. Royal has strengthened its marketing capabilities as evidenced by the growth of consumer product sales. Royal has also increased its international presence. In addition, increased vertical integration, improved Royal's competitive position.

During fiscal 2001, Royal completed construction of a new industrial complex in Woodbridge, Ontario, comprising 14 plants totaling 4 million square feet. The project enabled consolidation of 24 older plants totaling 1.1 million square feet. The purpose of the new complex is to meet Royal's expected growth needs for several years, while at the same time increasing manufacturing efficiency.

Upon the completion of the new industrial complex, Royal's manufacturing infrastructure was capable of producing product to generate $3 billion in sales on an annual basis. During fiscal 2002, Royal operated with capacity utilization in the low 60% range. Royal has initiated a series of actions, including further plant consolidation, in an effort to increase capacity utilization in coming years.

During the three fiscal years ended September 30, 2002, Royal experienced compound annual sales growth of 14%. Over this three year period, home improvement product sales increased at a compound annual rate of 17%, consumer products at 12%, construction products at 12% and Royal Building Systems and Foreign Operations at 9%. Support Segment sales to third parties grew at a rate of 13% per year over the same three year period.

Management continues to pursue broad-based, profitable sales growth and improved returns on invested capital through the following strategies:

     (1)  Developing high value-added, industry leading products;

     (2)  Leveraging of existing distribution channels with new products; and

     (3) Introducing new products to existing plants in order to increase capacity utilization.

The market price for PVC resin, a major raw material consumed by Royal rose substantially in fiscal 2002 as demand for PVC rose at a rate greater than supply. However, PVC resin prices remain below their peak in June 2000, primarily as a result of additional capacity in the PVC industry coming on stream. Management believes PVC prices will rise in the future, but that Royal's integration will serve it well in this environment vis-a-vis non-integrated competitors.


ITEM 4. DESCRIPTION OF THE BUSINESS

(1)  OVERVIEW

Royal Group Technologies Limited is a vertically integrated manufacturer of technologically advanced, polymer-based home improvement, consumer and construction products.

Royal's operations are located primarily in Canada and the U.S.A, with international locations in Mexico, South America, Europe and Asia. The operations, which operate as individual profit centers, are arranged into two segments: the Products Segment and the Support Segment. During 1999, Royal introduced this two segment new reporting structure to provide greater insight for investors with respect to the financial performance of its product and support operations. This structure illuminates the important contribution of Royal's extensive vertical integration.

The following chart illustrates the composition of Royal's two operating segments:


             (ROYAL GROUP TECHNOLOGIES LIMITED ORGANIZATION CHART)


The Products Segment is composed of the following product lines:

     (i) Home Improvement Products, which primarily consist of extruded PVC products, including window and door profiles, decorative mouldings, siding and roofing. These products are sold primarily to fabricators and building product distributors in the U.S.A. and Canada and are oriented to the renovation trade.

     (ii) Consumer Products, which consist of a broad range of extruded and injection molded products including window coverings, outdoor storage solutions, fencing, decking, gazebos, housewares and furniture. These products are sold primarily to homeowners through retail home improvement chain stores in the U.S.A. and Canada.

     (iii) Construction Products, which consist of pipe and fitting systems, as well as commercial doors. These products are distributed primarily through a network of distributors and contractors in U.S.A. and Canada to the new construction sector of the market.

     (iv) Royal Building Systems and Foreign Operations, which include components of Royal Building Systems(TM) sold throughout the world, and other building products manufactured by foreign operations sold in conjunctions with the Systems or alone.

The Support Segment is composed of a series of activities, which are primarily supplied to the Products Segment, to facilitate superior customer service, rapid product development and a low cost structure. The activities of the Support Segment include:

     (i) Materials manufacture, which involves production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw materials, utilizing proprietary RoyalEco(TM) technology.

     (ii) Machinery development and manufacture, which involves extrusion equipment, tooling and computerized material handling systems.

     (iii) Services, which include distribution, research and development and property management services provided to the Group.

The Support Segment also sells relatively small amounts of non-proprietary products to third parties.

During the fiscal year ended September 30, 2002, sales reached $1.915 billion, exceeding fiscal 2001 sales of $1.669 billion by approximately 15%. Detailed sales by segment and product line are noted as follows:

                    NET SALES BY SEGMENT AND PRODUCT LINE (in
                 millions of dollars, except percentage amounts)


--------------------------------------------------------------------------------
SEGMENTS                                           2002     2001      % change
--------------------------------------------------------------------------------
HOME IMPROVEMENT PRODUCTS
  Custom Profiles                                  702       518         36%
  Exterior Cladding                                300       238         26%

CONSUMER PRODUCTS
  Window Coverings                                 252       260         (3%)
  Outdoor Products                                 144       126         14%
  Housewares & Furniture                           117       105         11%

CONSTRUCTION PRODUCTS
  Pipe & Fittings                                  212       187         14%
  Commercial Doors                                  25        24          4%

ROYAL BUILDING SYSTEMS/FOREIGN OPERATIONS          105       122        (14%)
--------------------------------------------------------------------------------
TOTAL PRODUCTS SEGMENT                           1,857     1,580         18%
--------------------------------------------------------------------------------
Materials                                          434       371         17%
Machinery & Tooling                                 63        87        (28%)
Services                                           118       205        (42%)
--------------------------------------------------------------------------------
TOTAL SUPPORT SEGMENT                              615       663         (7%)
--------------------------------------------------------------------------------
Intra-Group Eliminations                          (557)     (574)
--------------------------------------------------------------------------------
CONSOLIDATED NET SALES                           1,915     1,669         15%
--------------------------------------------------------------------------------

(2)  THE PRODUCTS SEGMENT

(a)  HOME IMPROVEMENT PRODUCTS

CUSTOM PROFILES

Royal's custom profile products are the largest and most diverse of its product lines, composing over one-third of consolidated sales. The majority of sales continue to be to fabricators of windows and doors, but include a growing portion of decorative trim for the interior and exterior of homes, as a result of the acquisition of Marley in December of 2001. In fiscal 2002, sales were $702 million, an increase of 36% from the previous year. Custom profiles sales grew organically by 8% over the prior year.

Royal has a competitive advantage in the vinyl window framing market due to its relatively high degree of vertical integration, which allows Royal to quickly and cost effectively make dies to produce window systems specifically for a window fabricator's market. This integration, involving materials formulation and manufacture, allows Royal to offer fabricators unique colors and performance characteristics. This custom approach allows window fabricator customers to provide their markets with higher value-added products.

Vinyl window and door framing continues to be the material of choice for residential buildings, with over 50% of all windows installed in 2002 in North America being vinyl framed. Vinyl has long been the material of choice for the renovation sector of the North American market, but has recently gained considerable penetration in the new home sector, as home owners increasingly demand durable, easy to maintain products. In response, Royal has developed a series of architecturally rich window systems offering window fabricator customers a differentiated product for residential construction projects.

First introduced in 2001, the RoyalEco(TM) basement window system enjoyed solid growth in 2002, as window fabricators increasingly recognized its durability and ease of installation. Produced using Royal's patented RoyalEco(TM) technology, the basement window system is manufactured using a variety of recycled industrial plastic materials that are injection molded into an affordable and durable window frame. This basement window system received Window and Door Magazine's Crystal Achievement Award in 2002.

Royal expects to complete the development of a RoyalEco(TM) casement window system in fiscal 2003, which is being designed to provide superior strength to large-span casement window applications in new home construction. The RoyalEco(TM) casement window system is a modular window system, capable of accommodating a variety of size and style configurations. The RoyalEco(TM) casement window systems components will be distributed through Royal's extensive window fabrication customer base.

The acquisition of Marley in December 2001 assisted and continues to assist Royal with a series of strategic initiatives, including penetration of the wood segment of the window framing marketplace. Almost $1 billion of wood window framing is purchased each year in North America, representing over one third of the window framing market. Marley's Pro Sash(R) foam vinyl window system is targeted at homeowners that prefer the "look" and "feel" of wood but also prefer the durability and ease of maintenance of plastic. Marley began to roll out Pro Sash(R) window framing system through Royal's extensive window fabricator base in 2002, with a number of fabricators working with the product by fiscal year-end.

Marley's decorative interior and exterior mouldings for homes are enjoying rapid growth in demand, with growth of approximately 20% per year for exterior mouldings. As with its window framing system, Marley's mouldings closely simulate the "look" and "feel" of wood. With a solid foam core, combined with a strong outer surface, they also can be cut, glued, nailed and screwed like wood. However, unlike wood, they do not shrink, expand, rot, feed termites or require repeated refinishing.

Marley's interior products include polymer baseboard mouldings, crown mouldings, chair rail and picture framing. For the exterior of homes, Marley offers garage door mouldings, brick mouldings and door jamb systems. With almost five billion dollars of wood moulding and millwork purchased in North America each year, the advanced technology acquired from Marley puts Royal in a solid position for increasing its market penetration.

In fiscal 2002, Royal continued to consolidate some window profile extrusion plants in North America, in order to improve its greater capacity utilization. Royal also accelerated introduction of vinyl window profiles into markets served by its international plants, to further improve capacity utilization.

EXTERIOR CLADDING

Royal's exterior cladding business enjoyed another solid year of growth in fiscal 2002, posting sales of $300 million, representing a 26% increase over the previous year. This achievement, exemplifies the strength of Royal's product offering and marketing capabilities. In fiscal 2002, Royal continued to add new distributors for products, both in the U.S.A. and Canada. Distributors continue to select Royal because of its demonstrated long-term commitment to the exterior cladding industry.

In many geographic locations in the U.S.A., markets have become saturated by competitors who have a number of distributors in close proximity to each other competing with the same product lines. With its relatively low level of market penetration and leading edge products, Royal offers distributors and contractors an attractive alternative.

Royal's leading edge products continue to offer distributors and contractors healthy differentiation from more widely available competitive products. Royal's position with its distributors and contractors is further enhanced by offering a series of complementary building products, including roofing, soffit and decorative columns. Royal intends to launch a professional line of vinyl gutter and downspout in calendar 2003, further enhancing its offerings.

Amongst the unique products introduced by Royal in fiscal 2002 was the Royal Designer Shake(TM). This product is aimed at homeowners who like the look of the traditional cedar shake but prefer a lower maintenance product. This exterior cladding is offered in two distinctive profiles which complement a wide range of architectural styles.

In order to accommodate increasing demand for exterior cladding products, a series of new high-speed extrusion lines are being added in both U.S.A. and Canadian manufacturing locations. In Canada, Royal intends to install two high-speed production lines in its 450 thousand square foot plant in its new industrial complex in spring of 2003, in preparation for its peak seasonal demand.

(b)  CONSUMER PRODUCTS

WINDOW COVERINGS

Window coverings markets were extremely challenging in fiscal 2002 resulting in sales of $252 million, representing a 3% decrease from the previous year. Three shifts in consumers' preferences impacted the Window Coverings Division, as follows:

     (i) Decreasing demand for vertical blinds and increasing demand for horizontal blinds, including faux wood and wood, as well as increasing demand for roller shades and shutters.

     (ii) Increasing demand for window coverings tailored to exact window dimensions.

     (iii) Increasing preference for tailored window coverings from conveniently located home improvement stores.

Acceleration of these preference shifts, combined with intense international competition in the ready-made segment of the market, precipitated a significant shortfall in the financial performance of the Window Coverings Division in fiscal 2002.

Royal is rapidly responding to market dynamics, with products and programs suiting the changing needs of consumers. Royal has introduced a line of window fashions, including PVC, wood and aluminum horizontal blinds, woven wood blinds, roller shades, shutters and cornice mouldings, through home improvement and retail stores. In addition, Royal has introduced a series of cut to fit and custom window covering programs, allowing consumers to tailor dress their windows.

Royal has incurred much of the up-front development and promotional costs associated with these programs at a time when margins have become compressed for conventional ready-made window treatments. However, Royal is expecting a shift in product mix in fiscal 2003, which will favour higher value-added tailored programs, helping to improve the profitability of the Window Coverings Division. In addition, Royal has initiated a series of cost reduction measures.

The repositioning of the Window Coverings Division will take some time to gain momentum. Royal expects that its new programs will garner increasing market penetration in fiscal 2003.

OUTDOOR PRODUCTS

Royal's outdoor products group had strong sales of $144 million in fiscal 2002, an increase of 14% over the previous year. Products include a broad range of outdoor storage solutions, fencing, decking, deck railings and the recently introduced gazebo package. The focus of this product group has been to introduce an attractive, durable line of maintenance-free products for the residential market.

Royal Outdoor pre-assembled fencing products enjoyed rapid growth in 2002, with over 300 stores currently carrying the product line. Over 12 styles of fencing are now available in stores, offering home owners a wide selection of designs. By the end of calendar 2003, Royal expects that a further 250 stores will carry the fencing products, increasing Royal Outdoor's market penetration.

Royal continues to be pleased with the acceptance of the Royal Outdoor do-it-yourself and professionally installed PVC fencing and decking product lines. Royal's management believes that the fencing and decking market in North America is at the same formative stage that the vinyl window profile market was 20 years ago.

With increasing public awareness of environmental and health problems associated with certain kinds of treated wood, there is also an increasing demand for alternative products. In addition to the broad range of PVC fencing and decking styles currently offered, Royal is developing a decking product to compete directly with pressure treated wood products, using its RoyalEco(TM) technology. In addition, it is also completing development of a porch planking system that will have the "look" and "feel" of wood, using its cellular foam technology. Royal intends to penetrate this rapidly expanding market for vinyl storage, fence and deck with a broad range of products, to be available at all price points to homeowners.

In calendar 2003 Royal expects to introduce the new Platinum series line of outdoor storage solutions. Products in this new series will be positioned at the high end of the market and feature a number of architectural features, including richer base and accent coloring, steeper pitched roofs, and decorative trim. This new line will complete the current offering, with products appealing to a range of homeowners' objectives, including economy, functionality and aesthetic appeal.

HOUSEWARES & FURNITURE

Royal's line of Gracious Living(TM) products continued to post strong growth in fiscal 2002, with sales of $117 million, representing an 11% increase from the previous year. Growth was achieved through a combination of greater consumer awareness of Gracious Living(TM) products, increased distribution and the introduction of new products. Royal's Gracious Living(TM) products are now marketed through many of North America's largest retailers, including Walmart, Lowes, Home Depot, Target and Canadian Tire.

During fiscal 2002, Royal continued to set the stage for future growth, with a series of successful new Gracious Living(TM) product introductions. These products include a series of banquet tables for residential and commercial applications. Features include an easy to clean polymer surface, telescopic folding legs and a patented folding table top. Gracious Living(TM) banquet tables are lightweight, durable and easy to store. Demand has resulted in Gracious Living(TM) further expanding this product line with new molds and designs.

Royal has recently introduced an affordable, attractive and functional student desk under the Gracious Living(TM) line. Contemporary in style and design, each desk comes equipped with a slide-out keyboard shelf and castors for added mobility. To complement the banquet table and student desk, a lightweight and compact folding chair with a unique seat locking system has been introduced.

Royal has also recently introduced a new generation of Gracious Living(TM) storage totes, under the brand name ProTote(TM). This product features heavy duty construction for rugged everyday use.

In order to accommodate expected growth in demand, a series of operational actions were taken in fiscal 2002 to reduce cost and improve production, warehousing, and distribution efficiency.

(c)  CONSTRUCTION PRODUCTS

PIPE AND FITTINGS

Royal's pipe systems division enjoyed solid growth in fiscal 2002, attaining sales of $212 million, up by 14% from the previous year. Sales growth in this division reflects the successful execution of strategies embarked upon three years ago to increase the breadth of Royal's product offering. Royal's pipe systems division is beginning to enjoy the benefits of investments in the development and marketing of complete municipal and electrical pipe and fitting systems, as well as the roll out of a series of high value-added cable/conduit protection systems.

The market for traditional municipal, plumbing and electrical pipe and fittings was buoyant in 2002, as a result of robust levels of housing development in North America. While it is expected that levels of housing development will temper in the years ahead, Royal also expects that PVC will increasingly be the material of choice for potable water, sewer and electrical pipe and fittings. In particular, Royal's PVC potable water pipe continues to be chosen in place of conventional systems because of the alarming rate of failure of these systems. Royal expects that replacement of failing conventional systems will serve to buoy the municipal pipe and fittings market in the years ahead.

In 2001, Royal introduced a series of cable/conduit protection systems, under the name Kortech(TM). These systems were well received by distributors, engineers and contractors, as demonstrated by increasing sales to a number of distributors. Based on industry reports this market is expected to experience robust growth. The advances made by the Quickstop(TM) line of fire stop products introduced in 2001 continued in 2002. A full line of retrofitable fire stop products was added to the line, increasing the demand for and specification of Quickstop(TM) products.

Traditionally, Royal's pipe and fittings systems have been marketed primarily in Canada, in close proximity to manufacturing plants. Newer, higher value-added fitting products are now being rolled out successfully in select global markets, including the United Kingdom, providing another avenue for profitable future growth.

(d)  ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS

Royal Building Systems and Foreign Operations sales were $105 million, a decrease of 14% from the previous year. The decrease is largely the result of poor economic conditions in South America, and in particular Argentina. Sales include components of the Royal Building Systems(TM) line of products sold throughout the world and other building products manufactured by foreign operations sold in conjunction with the System or alone.

During fiscal 2002, international activities focussed on introducing existing building products into Royal's foreign plants. These initiatives were undertaken to increase foreign capacity utilization, to thereby increase Royal's return on invested capital.

In Poland and other locations throughout Europe, Royal has successfully introduced window profiles into the market. Fencing has also been introduced in Poland and is undergoing increases in demand. Since the inception of the plant in Poland in 1998, Royal has produced siding which has been sold in various Eastern European and Commonwealth of Independent States (C.I.S.) countries. In fiscal 2002, Royal began to roll out the siding products in Western Europe.

In China, Royal is experiencing rapid growth in demand for vinyl window profiles. Royal is in the process of adding extrusion lines for window profile production in order to respond to rising demand. Demand for components of Royal Building Systems(TM) is also enjoying substantial growth in China, particularly in industrial and commercial markets. Over 1.2 million square feet of space was built in China using Royal Building Systems(TM) in fiscal 2002.

In Mexico, Royal has produced Royal Building Systems(TM) products and window coverings since 1991. Royal will be introducing vinyl window profiles in fiscal 2003. Royal is working toward an arrangement with a major home improvement product retailer in Mexico to distribute a number of products, including Royal Building Systems(TM), mouldings, window coverings and some Gracious Living(TM) products. The home improvement market in Mexico is significant in size and Royal is working to favorably position its broad product offering.

In South America, Royal continues to be subjected to soft domestic market conditions in Argentina. Royal intends to weather the economic malaise in Argentina, by exporting to neighboring Brazil. In 2002, considerable progress developing the Brazilian market was made and it is expected that these initiatives will help to increase use of Argentinian production capacity in the coming year.

As Royal continues to expand internationally its foreign operations become increasingly subject to the potential effect of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political economic and regulatory risks.

The following table outlines information relating to manufacturing and distribution facilities operated by the Products Segment as of September 30, 2002:


                                                                                    PERCENTAGE
PRODUCT LINE                        PRIMARY LOCATIONS            SQUARE FOOTAGE      OWNED(1)
----------------------------------------------------------------------------------------------
Home Improvement Products

Custom Profiles               Ontario, Quebec, Manitoba,            4,682,072          90.1%
                              Washington, Indiana,
                              Pennsylvania, Nevada, Virginia,
                              Tennessee, Texas

Exterior Cladding             Ontario, Tennessee, Alberta,          1,122,566          68.2%
                              Nova Scotia, Quebec, British
                              Columbia, Manitoba,
                              Newfoundland, Massachusetts,
                              Poland

                                                                                    PERCENTAGE
PRODUCT LINE                        PRIMARY LOCATIONS            SQUARE FOOTAGE      OWNED(1)
----------------------------------------------------------------------------------------------
Consumer Products

Window Coverings              Ontario, Quebec, Florida,             1,486,719         58.6%
                              California, Mexico, Texas,
                              Illinois, New Jersey,
                              Netherlands, Brazil

Outdoor Products              Ontario                                770,425          94.5%

Housewares & Furniture        Ontario                                622,438           100%

Construction Products

Pipe & Fittings               Ontario, British Columbia,             696,004          84.9%
                              Michigan, Alberta, Quebec,
                              Manitoba

Doors                         Ontario, Quebec                        147,662             0%

Royal Building Systems        Ontario, Argentina, Brazil,           1,474,472         76.5%
and Foreign Operations        Mexico, Poland, Hawaii,              ----------
                              Colombia, Venezuela, China,
                              Philippines

TOTAL                                                              11,002,358
                                                                   ==========
-----------------------------------------------------------------------------------------------


Note(1): No facilities are subject to major third party encumbrances
         (mortgages). Calculated on the basis of square footage.

(3)  SUPPORT SEGMENT

Support segment sales for the year ended September 30, 2002 decreased, as expected, 7% or $48 million to $615 million from $663 million in 2001. This segment represents materials, machinery & tooling and services provided predominately to the Product segment. The decrease in net sales was primarily due to the completion of Royal's industrial complex in Woodbridge, Ontario and related added capacity expansion in the prior fiscal year. The decrease was partially offset by the increased sales of materials due to the higher demands from the Products segment.

(a)  MATERIALS

Sales of materials in fiscal 2002 were $434 million, an increase of 17% from the previous year. In fiscal 2002, a series of raw material initiatives were undertaken by the Support Segment to assist with the development of new products. These initiatives included the development of compounds for various window coverings, pipe fittings and exterior cladding products. Royal's integration of materials operations continues to enable the development of new products more rapidly and successfully than non-integrated competitors.

In addition, Royal continued to develop materials to improve Royal's productivity and efficiency. These materials included new stabilizer and lubricant packages, which enhance the processibility of compounds utilized in extrusion and injection molding operations.

As part of the continuous improvement program at its PVC resin plant, Royal recently identified a series of process improvements, which are currently being initiated. Royal expects that these process improvements will increase production of PVC resin in fiscal 2003 to almost 500 million pounds, representing an increase of 35 million pounds from fiscal 2002.

Royal is presently adopting enterprise management systems and technologies that will enable it to more precisely gear raw materials production to orders being received by product producing plants. This initiative is expected to facilitate inventory reductions and to increase customer service in future years.

(b)  MACHINERY AND TOOLING

Machinery and Tooling sales were $63 million in fiscal 2002 compared to $87 million in the previous year. Over the course of fiscal 2002, Royal's machinery operations were restructured to focus primarily on servicing existing equipment and improving technology instead of fabricating new equipment. This restructuring results from the recent completion of Royal's significant manufacturing expansion program in fiscal 2001. Royal expects current capacity utilization, based on existing manufacturing infrastructure, to increase significantly over the next few years.

Machinery operations have also focussed on refinement of processes, to provide optimal output rates. A series of studies to identify best practices was initiated by Royal in fiscal 2002, with the machinery operations playing an important role in the dissemination of best practices throughout Royal's operations.

(c)  SERVICES

Sales of services were $118 million in fiscal 2002 compared to $205 million in the previous year. With the completion of its new industrial complex in Woodbridge, Ontario in 2001, Royal wound down its plant construction activities in 2002. By the end of 2002, it was no longer engaged in general contracting and electrical contracting, or involved in heating, ventilation or water conditioning activities. These activities were essential to the timely completion of Royal's expansion program, but are no longer necessary as it has sufficient infrastructure to support expected growth for the next several years.

Royal has maintained its property management services, which strive to contribute to improve efficiency and reduce operating costs. Property management service activities focus on initiatives facilitating optimal use of utilities.

In 2002, Royal continued to add systems that serve to reduce the amount of water consumed in its manufacturing operations. Royal also added a number of technicians to its operations to ensure that its water conservation systems are performing optimally. These initiatives continue to reduce the amount of water required to service our manufacturing operations.

In the face of deregulation of electrical services in Ontario, Royal entered into a contract with its electric provider to protect it in the event of an inflationary environment. This contract has served Royal well as electricity costs in Ontario have escalated over the past year.

Distribution services, including transportation services and a large distribution centre in Woodbridge, Ontario will play increasing roles in supplying distributors of products with increasing reliability and cost effectiveness.

The Support Segment continues to provide Royal with a competitive edge over less integrated competitors.

The following table outlines information relating to the facilities operated by the Support Segment as of September 30, 2002:




SUPPORT OPERATION           PRIMARY LOCATIONS         SQUARE FOOTAGE        PERCENTAGE OWNED(1)
-----------------------------------------------------------------------------------------------
Materials                        Ontario                 1,082,039                94.3%

Machinery and Tooling      Ontario, Italy, Ohio            416,431                49.3%

Services                         Ontario                   544,228                  78%
                                                         ---------
TOTAL                                                    2,042,698
                                                         =========
-----------------------------------------------------------------------------------------------

Note(1): No facilities are subject to major third party encumbrances
         (mortgages). Calculated on the basis of square footage.

(4)  COMPETITION

Royal's products face competition from alternative materials: wood and aluminum in the window and door profile markets; aluminum and fabric in the window covering market; brick, wood, stucco, stone, concrete and aluminum in the siding market; and concrete, copper and steel in the pipe market. Royal's products are very competitive, and in most sectors are gaining market share at the expense of alternative materials, due to vinyl's many superior qualities, including its lower material or product conversion cost, energy efficiency, durability and low maintenance aspects.

Royal also faces competition from other manufacturers of vinyl products including Micron, Certain Teed Corp., Deceunick and VEKA Inc. in the window profile market, Hunter Douglas, Spring Industries, Inc., Nienmade and Levelor in the window coverings market, Owens Corning and Alcoa Building Products for the siding market and Ipex Inc., Rehau Inc. and JM Manufacturing Co. in the pipe market. Some of these companies are larger than Royal in certain individual product lines and therefore may be capable of sustained price competition in those lines. Royal, however, enjoys competitive advantages, including its low cost position stemming from its high degree of vertical integration and its high product quality as a result of its manufacturing and technological capabilities and proprietary processes, tooling and machinery and research and development activities.

(5)  OTHER DISCLOSURES

(a)  RESEARCH AND DEVELOPMENT

Management estimates that the equipment, materials and labour costs associated with research and development activities for fiscal 2002 were approximately $21.7 million. Substantially all of these expenditures would be eligible for the Scientific Research and Experimental Development Program under the Income Tax Act (Canada).

(b)  INTELLECTUAL PROPERTY

Royal is the holder of numerous patents on both products and processes, in North America and globally. While these patents are an important asset, no individual patent is considered to be material to Royal. Royal is both a licensee and licensor of technologies, none of which are considered to be material to Royal.

Royal has established procedures necessary to protect trade-marks which are material to the business carried on by it, including Royal's symbol associated with that name and a number of trade-marks identified with Royal's products. In particular, protection of Royal's Crown symbol is highly important to Royal. Trade-marks and intellectual property rights associated with Royal's products are considered to be important assets of Royal and are defended vigorously where appropriate. Royal owns a number of domain names which may be used in connection with its online business.

(c)  IMPACT OF GOVERNMENT REGULATIONS

Historically, government regulations have not had a material impact on Royal's business. See also "Other Disclosures - Environmental Considerations".

(d)  HUMAN RESOURCES

The following table sets forth information on Royal's employment data as at September 30, 2002, 2001 and 2000. The actual number of employees may vary by 5 to 10% during the year due to the seasonal nature of the building products industry.

                        ROYAL GROUP TECHNOLOGIES LIMITED
                               NUMBER OF EMPLOYEES

                             MANUFACTURING         SELLING AND
                          DIRECT AND INDIRECT     ADMINISTRATIVE
SEGMENT                        EMPLOYEES             EMPLOYEES            TOTAL EMPLOYEES
-----------------------------------------------------------------------------------------
2002

Products                          7,200                   1,300                   8,500
Support                             700                     200                     900
                                  -----                   -----                   -----
TOTAL                             7,900                   1,500                   9,400
                                  =====                   =====                   =====
-----------------------------------------------------------------------------------------

                             MANUFACTURING         SELLING AND
                          DIRECT AND INDIRECT     ADMINISTRATIVE
SEGMENT                        EMPLOYEES             EMPLOYEES            TOTAL EMPLOYEES
-----------------------------------------------------------------------------------------
2001

Products                          6,424                1,003                    7,427
Support                             989                  264                    1,253
                                  -----                -----                    -----
TOTAL                             7,413                1,267                    8,680
                                  =====                =====                    =====
-----------------------------------------------------------------------------------------
2000

Products                          6,390                1,050                    7,440
Support                             928                  271                    1,199
                                  -----                -----                    -----
TOTAL                             7,318                1,321                    8,639
                                  =====                =====                    =====
-----------------------------------------------------------------------------------------

As at September 30, 2002, there were approximately 943 Royal employees covered by various collective agreements. Royal continues to have positive relations with its employees, including those covered by collective agreements.

Royal and its subsidiaries have set aside/accrued $17,495,000 to provide pension, retirement or similar benefits to its employees or former employees. Royal does not have a pension plan and of its 70 subsidiaries, only 2 have pension plans.

(e)  SEASONALITY

Royal's fiscal year end is September 30. Given the seasonal nature of the building products industry, approximately 30% of consolidated sales have been recorded in each of the third and fourth quarters, while approximately 20% of its annual consolidated sales have been recorded in each of the first and second quarters.

Royal's consolidated sales by quarter for each of the fiscal years 2002 through 1995 are as follows:

                        ROYAL GROUP TECHNOLOGIES LIMITED
                          CONSOLIDATED SALES BY QUARTER
              (in thousands of dollars, except percentage amounts)



                                 Q1                  Q2                 Q3                  Q4                Total
-------------------------------------------------------------------------------------------------------------------------

2002 SALES                    $384,220            $404,744           $579,330            $546,936          $1,915,230
% OF TOTAL SALES                20.0%               21.1%              30.3%               28.6%              100%
-------------------------------------------------------------------------------------------------------------------------
2001 SALES                    $353,648            $334,043           $506,949            $474,396          $1,669,036
% OF TOTAL SALES               21.19%              20.01%             30.37%              28.43%              100%
-------------------------------------------------------------------------------------------------------------------------
2000 SALES                    $320,128            $334,508           $459,835            $435,010          $1,549,481
% OF TOTAL SALES               20.66%              21.59%             29.68%              28.08%              100%
-------------------------------------------------------------------------------------------------------------------------
1999 SALES                    $260,700            $272,063           $371,628            $377,613          $1,282,004
% OF TOTAL SALES               20.34%              21.22%             28.99%              29.46%              100%
-------------------------------------------------------------------------------------------------------------------------
1998 SALES                    $211,436            $229,344           $304,098            $305,225          $1,050,103
% OF TOTAL SALES               20.14%              21.84%             28.96%              29.06%              100%
-------------------------------------------------------------------------------------------------------------------------
1997 SALES                    $174,492            $175,539           $240,098            $258,612           $848,741
% OF TOTAL SALES               20.56%              20.68%             28.29%              30.47%              100%
-------------------------------------------------------------------------------------------------------------------------
1996 SALES                    $130,401            $133,442            196,215            $215,034           $675,092
% OF TOTAL SALES               19.32%              19.77%             29.06%              31.85%              100%
-------------------------------------------------------------------------------------------------------------------------
1995 SALES                    $113,621            $119,343           $149,515            $152,574           $535,053
% OF TOTAL SALES               21.24%              22.30%             27.94%              28.52%              100%
-------------------------------------------------------------------------------------------------------------------------

Quarterly sales by Segment and Product Line for fiscal 2002 and 2001 are set out below:

                        ROYAL GROUP TECHNOLOGIES LIMITED
                   QUARTERLY SALES BY SEGMENT AND PRODUCT LINE
                                      2002
                            (in millions of dollars)

                                                                  Q1              Q2           Q3          Q4
--------------------------------------------------------------------------------------------------------------

PRODUCTS SEGMENT
Home Improvement:
    Custom Profiles                                               131             152          211         208
    Exterior Cladding                                              63              59           86          92
                                                                   --              --           --          --
Subtotal                                                          194             211          297         300
--------------------------------------------------------------------------------------------------------------
Consumer:
    Window Coverings                                               60              61           71          60
    Outdoor Products                                               16              25           56          47
    Housewares & Furniture                                         23              37           36          21
                                                                   --              --           --          --
Subtotal                                                           99             123          163         128
--------------------------------------------------------------------------------------------------------------
Construction:
    Pipe & Fittings                                                43              39           69          61
    Commercial Doors                                                6               6            6           7
                                                                    -               -            -           -
Subtotal                                                           49              45           75          68
--------------------------------------------------------------------------------------------------------------
Royal Building Systems and Foreign Operations                      27              19           26          33
                                                                   --              --           --          --
--------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTS SEGMENT                                            369             398          561         529
                                                                  ---             ---          ---         ---
--------------------------------------------------------------------------------------------------------------
SUPPORT SEGMENT
Materials                                                          99              94          109         132
Machinery & Tooling                                                17              14           16          16
Services                                                           32              29           26          31
                                                                   --              --           --          --
TOTAL SUPPORT SEGMENT                                             148             137          151         179
                                                                  ---             ---          ---         ---
--------------------------------------------------------------------------------------------------------------

INTRA-GROUP ELIMINATIONS                                         (133)           (130)        (133)       (161)
--------------------------------------------------------------------------------------------------------------

CONSOLIDATED NET SALES                                            384             405          579         547
                                                                  ===             ===          ===         ===
--------------------------------------------------------------------------------------------------------------


                        ROYAL GROUP TECHNOLOGIES LIMITED
                   QUARTERLY SALES BY SEGMENT AND PRODUCT LINE
                                      2001
                            (in millions of dollars)


                                                                Q1             Q2           Q3             Q4
---------------------------------------------------------------------------------------------------------------

PRODUCTS SEGMENT
Home Improvement:
  Custom Profiles                                               119             96          163            140
  Exterior Cladding                                              54             49           67             71
                                                                 --             --           --             --
Subtotal                                                        173            142          230            211
---------------------------------------------------------------------------------------------------------------
Consumer:
  Window Coverings                                               66             61           69             64
  Outdoor Products                                               16             21           51             38
  Housewares & Furniture                                         16             33           37             19
                                                                 --             --           --             --
Subtotal                                                         98            115          157            121
---------------------------------------------------------------------------------------------------------------
Construction:
    Pipe & Fittings                                              37             35           56             59
    Commercial Doors                                              5              6            6              7
                                                                  -              -            -              -
Subtotal                                                         42             41           62             66
---------------------------------------------------------------------------------------------------------------
Royal Building Systems and Foreign Operations                    31             28           33             30
                                                                 --             --           --             --
---------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTS SEGMENT                                          344            326          482            428
                                                                ---            ---          ---            ---
---------------------------------------------------------------------------------------------------------------
SUPPORT SEGMENT
Materials                                                        92             92           88             99
Machinery & Tooling                                              26             21           12             28
Services                                                         63             56           41             45
                                                                 --             --           --             --
TOTAL SUPPORT SEGMENT                                           181            169          141            172
                                                                ---            ---          ---            ---
---------------------------------------------------------------------------------------------------------------
INTRA-GROUP ELIMINATIONS                                       (171)          (161)        (116)          (126)
---------------------------------------------------------------------------------------------------------------
CONSOLIDATED NET SALES                                          354            334          507            474
                                                                ===            ===          ===            ===
---------------------------------------------------------------------------------------------------------------

(f)  ENVIRONMENTAL CONSIDERATIONS

Royal is subject to a wide variety of general and industry specific laws and regulations by federal, provincial, state and local authorities relating to air emissions, waste water discharge, waste management and landfill sites. Although Royal's activities are not considered to pose material environmental risk, its operations must be carried out in compliance with requirements of environmental legislation. Royal is currently in material compliance with applicable environmental legislation and is not aware of any material changes under such legislation which are threatened or pending.

Although management believes that Royal is in substantial compliance with all applicable environmental regulations, unforeseen expenditures incurred in order to remain in compliance with such laws and regulations, or unforeseen environmental liabilities could have an adverse affect on Royal's business and financial position. Additionally, there can be no assurance that changes in environmental laws and regulations or their applications will not require further expenditures by Royal.

Royal's patented RoyalEco(TM) technology enables the manufacture of building products from a series of waste streams, including automobile trim, carpet and construction site waste. During fiscal 2002, a variety of new products utilizing the technology were successfully marketed, including DuraSlate(TM) roof tile, the RoyalEco(TM) basement window system, a retaining system for the edges of patio stones and bases for storage sheds.

RoyalEco(TM) technology makes a substantial contribution to the improvement of the environment by diverting waste from landfill sites. During the last few years, the technology was refined to enable waste from blue box programs and construction sites to be included as raw material. Royal intends to initiate use of this material in the future.

Royal continues to be one of the largest recyclers of rigid PVC in the world, with a facility now capable of recycling over 100 million pounds of PVC scrap per year. The scrap is generated by a series of post industrial sources, including customers, again diverting material that would otherwise end up in a land fill site. Utilization of PVC recycling technology continues to increase.


(g)  RAW MATERIALS

The principal raw material used by Royal is PVC resin. PVC prices tend to be cyclical based on industry demand and supply factors. As PVC is 56% chlorine-based (derived from widely available rock salt) and only 44% hydrocarbon-based, its prices are not as significantly influenced as are other plastic materials by movements in oil and gas prices and ethylene prices.

The market price for PVC resin, a major raw material consumed by Royal increased in fiscal 2002 as demand increased at a greater rate than supply. However, PVC resin prices remain below their peak in June 2000, primarily as a result of additional capacity in the PVC industry coming on stream in North America. Management believes that PVC prices will rise in the future, but that Royal's integration will serve it well in this environment vis-a-vis non-integrated competitors. As Royal produces a portion of its annual PVC resin requirements internally, it is partially insulated from variations in the market price of PVC resins which do not relate to industry wide shifts in production costs.

ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

This section should be read in conjunction with Royal's consolidated financial statements for the years ended September 30, 2002 and 2001.


(1)  ANNUALLY

The table below presents selected financial information for Royal for the previous five fiscal years.


                        ROYAL GROUP TECHNOLOGIES LIMITED
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                        FOR THE YEARS ENDED SEPTEMBER 30
                                    (AUDITED)
             (in thousands of dollars, except per share amounts)(1)


                                 2002                 2001              2000              1999              1998(5)
----------------------------------------------------------------------------------------------------------------------

Net Sales                     $1,915,230           $1,669,036        $1,549,481         $1,282,004        $1,050,103
----------------------------------------------------------------------------------------------------------------------
Net Earnings                  $  129,160(9)(10)    $  117,438(6)     $  169,117         $  149,969        $  118,993(3)
----------------------------------------------------------------------------------------------------------------------
Net Earnings per
Share-Basic(7)                $     1.40(9)(10)    $     1.29(6)          $1.95              $1.75             $1.41(4)
----------------------------------------------------------------------------------------------------------------------
Net Earnings per
Share-Fully Diluted(7)        $     1.38(9)(10)    $     1.27(6)          $1.89(8)           $1.68(8)          $1.35(4)(8)
----------------------------------------------------------------------------------------------------------------------
Total Assets                  $2,833,967           $2,694,311        $2,539,036         $1,980,358        $1,501,400
----------------------------------------------------------------------------------------------------------------------
Net Assets                    $1,500,922           $1,361,687        $1,236,222           $913,201          $799,554
----------------------------------------------------------------------------------------------------------------------
Capital Stock                 $  632,697           $  608,776          $605,712           $450,708          $438,704
----------------------------------------------------------------------------------------------------------------------
Long Term Debt
(Excluding Current
 Portion)                     $  443,042           $  544,861          $547,210           $577,431          $394,790
----------------------------------------------------------------------------------------------------------------------
Dividend(2)                            -                    -                 -                  -                 -
----------------------------------------------------------------------------------------------------------------------

No extraordinary items were recorded in any of the periods noted above.

Note(1): Monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. All revenue and expenses denominated in U.S. dollars are translated at average rates in effect during the year. Translation gains and losses are included in the consolidated statements of operations, except those relating to the translation of long-term debt, which are deferred and amortized on a straight-line basis over the term of the debt.

Note(2):  See (3) Dividend Policy-below.

Note(3): Before $2.9 million write down of land held for future use not required for core operations.

Note(4): Before $0.03 per share write down of land held for future use not required for core operations.

Note(5): Fiscal 1998 has been restated to reflect the change in accounting method for product development and start- up costs adopted in 1999 as described in note 1(g) of the Consolidated Financial Statements contained in Royal's 1999 Annual Report.

Note(6): Includes working capital charge of $32 million before tax, or $0.24 per share after tax.

Note(7): Net Earnings, Net Earnings Per Share (Basic & Fully Diluted) materially reflect results from continuing operations.

Note(8): 1998 to 2000 fully diluted Net Earnings Per Share restated for adoption of the treasury method of calculating fully diluted weighted average number of shares in 2001.

Note(9): Includes capital equipment charge of $23.5 million before tax, or $0.18 per share after tax.

Note(10): Royal adopted section 3062 of the CICA handbook in fiscal 2002 and no longer amortizes goodwill, which represented $5.9 million or $0.06 per share for the full year fiscal 2001.

Basic and fully diluted net earnings per share have been calculated using the following weighted average and maximum dilutive number of shares outstanding, respectively:

                                         2002             2001             2000             1999             1998
                                      ----------       ----------       ----------       ----------       ----------
Weighted Average Shares               92,574,936       90,869,248       86,929,410       85,862,042       84,214,148
Maximum Dilutive Shares(1)              93,515,736       92,802,214       89,614,144       89,195,000       88,015,000

Note(1): 1998 to 2000 fully diluted net earnings per share have been restated for adoption of the treasury method of calculating fully diluted weighted average number of shares in 2001.


(2)  QUARTERLY

Sales and income history on a quarterly basis for the previous eight fiscal years is tabulated as follows:

                        ROYAL GROUP TECHNOLOGIES LIMITED
                  QUARTERLY CONSOLIDATED SALES AND INCOME DATA
               (in thousands of dollars, except per share amounts)



FOR FISCAL QUARTER ENDED                  TOTAL               DEC 31 Q1      MAR 31 Q2      JUN 30 Q3      SEPT 30 Q4
----------------------------------------------------------------------------------------------------------------------

2002
Net Sales                                $1,915,230           $384,220       $404,744       $579,330       $546,936
----------------------------------------------------------------------------------------------------------------------
Net Earnings                             $  129,160(7)(8)     $ 24,867       $ 26,207       $ 56,382       $ 21,704(7)
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic           $     1.40(7)(8)     $   0.27       $   0.28       $   0.61       $   0.23(7)
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share Fully Diluted     $     1.38(7)(8)     $   0.27       $   0.28       $   0.60       $   0.23(7)
----------------------------------------------------------------------------------------------------------------------


FOR FISCAL QUARTER ENDED                  TOTAL               DEC 31 Q1      MAR 31 Q2      JUN 30 Q3        SEPT 30 Q4
-----------------------------------------------------------------------------------------------------------------------
2001
Net Sales                                $1,669,036           $353,648       $334,043       $506,949         $474,396
-----------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)                      $  117,438(6)        $ 22,725       $  (5,134)(6)  $ 49,873         $ 49,974
-----------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Per Share -
Basic                                    $     1.29(6)        $   0.25       $   (0.06)(6)  $   0.55         $   0.55
-----------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Per Share -
Fully Diluted                            $     1.27(6)        $   0.25           (0.06)(6)  $   0.54         $   0.54
-----------------------------------------------------------------------------------------------------------------------
2000
Net Sales                                $1,549,481           $320,128       $ 334,508      $459,835         $435,010
-----------------------------------------------------------------------------------------------------------------------
Net Earnings                             $  169,117           $ 29,737       $  29,405      $ 56,768         $ 53,207
-----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic           $     1.95           $   0.35       $    0.34      $   0.66         $   0.60
-----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Fully
Diluted(4)                               $     1.89           $   0.33       $    0.33      $   0.64         $   0.58
-----------------------------------------------------------------------------------------------------------------------
1999
Net Sales                                $1,282,004           $260,700       $ 272,063      $371,628         $377,613
-----------------------------------------------------------------------------------------------------------------------
Net Earnings                             $  149,969           $ 25,083       $  25,445      $ 47,715         $ 51,726
-----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic           $     1.75           $   0.29       $    0.30      $   0.56         $   0.60
-----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share- Fully
diluted                                  $     1.68(4)        $   0.29(5)    $    0.30(5)   $   0.55(5)      $   0.58(5)
-----------------------------------------------------------------------------------------------------------------------
1998(3)
Net Sales                                $1,050,103           $211,436       $ 229,344      $304,098         $305,225
-----------------------------------------------------------------------------------------------------------------------
Net Earnings                             $  118,993(1)        $ 18,402       $  19,028      $ 39,725(1)      $ 41,837
-----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic           $     1.41(2)        $   0.22       $    0.23      $   0.47(2)      $   0.49
-----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Fully
diluted                                  $     1.35(4)        $   0.22(5)    $    0.23(5)   $   0.47(2)(5)   $   0.49(5)
-----------------------------------------------------------------------------------------------------------------------
1997(3)
Net Sales                                $  848,741           $174,492       $ 175,539      $240,098         $258,612
----------------------------------------------------------------------------------------------------------------------
Net Earnings                             $   91,663           $ 13,975       $  14,473      $ 30,488         $ 32,727
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic           $     1.13           $   0.17       $    0.18      $   0.38         $   0.40
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Fully
Diluted                                  $     1.06(4)        $   0.17(5)    $    0.18(5)   $   0.38(5)      $   0.40(5)
----------------------------------------------------------------------------------------------------------------------
1996(3)
Net Sales                                $  675,092           $130,401       $ 133,442      $196,215         $215,034
----------------------------------------------------------------------------------------------------------------------
Net Earnings                             $   67,153           $  8,802       $   9,017      $ 23,281         $ 26,053
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic           $     0.87           $   0.12       $    0.12      $   0.30         $   0.33
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Fully
Diluted                                  $     0.81(4)        $   0.12(5)    $    0.12(5)   $   0.30(5)      $   0.32(5)
----------------------------------------------------------------------------------------------------------------------


FOR FISCAL QUARTER ENDED                  TOTAL               DEC 31 Q1      MAR 31 Q2      JUN 30 Q3        SEPT 30 Q4
-----------------------------------------------------------------------------------------------------------------------
1995
Net Sales                                $  535,053           $113,621       $ 119,343      $149,515         $152,574
----------------------------------------------------------------------------------------------------------------------
Net Earnings                             $   46,613           $  5,455       $   7,014      $ 16,334         $ 17,810
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic           $     0.66           $   0.10       $    0.10      $   0.22         $   0.24
----------------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Fully
Diluted                                  $     0.59(4)        $   0.10(5)    $    0.10(5)   $   0.22(5)      $   0.24(5)
----------------------------------------------------------------------------------------------------------------------

No extraordinary items were recorded in each of the periods noted above.

Note (1): Before $2.9 million write down of land held for future use not required for core operations.


Note (2): Before $0.03 per share write down of land held for future use not required for core operations.

Note (3): Fiscal 1998 to 1996 have been restated to reflect the change in accounting method for product development and start-up costs adopted in 1999 as described in note 1(g) of the Consolidated Financial Statements in the 1999 Annual Report.

Note (4): 1995 to 2000 fully diluted net earnings per share restated for adoption of treasury method of calculating fully diluted weighted average number of shares in 2001.


Note (5): Restated quarterly fully diluted net earnings per share for 1995 to 1999 not available.

Note (6): Includes working capital charge of $32 million before tax, or $0.24 per share after tax.

Note (7): Includes capital equipment charge of $23.5 million before tax, or $0.18 per share after tax.

Note (8): Royal adopted section 3062 of the CICA handbook in fiscal 2002 and no longer amortizes goodwill, which represented $5.9 million or $0.06 per share for the full year fiscal 2001.

Basic and fully diluted earnings per share have been calculated using the following weighted average and maximum dilutive number of shares outstanding, respectively:

                                       2002            2001             2000             1999             1998
                                    ----------      ----------       ----------       ----------       ----------
Weighted Average Shares             92,574,936      90,869,248       86,929,410       85,862,042       84,214,148
Maximum Dilutive Shares(1)            93,515,736      92,802,214       89,614,144       89,195,000       88,015,000

Note (1): 1998 to 2000 fully diluted net earnings per share restated for adoption of the treasury method of calculating fully diluted weighted average number of share in 2001.

The foregoing Selected Financial Information is supplemented by Item 6:
Management's Discussion and Analysis.


(3)  DIVIDEND POLICY

Royal retains its earnings to finance the growth and development of its business and does not expect to pay dividends in the immediate future. The Board of Directors will review this policy from time to time in the context of Royal's earnings, financial position and other relevant factors.


ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis is also contained in Royal's Annual Report for fiscal 2002 filed previously with Canadian securities regulators. This information should be read in conjunction with Royal's consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles for the years ended September 30, 2002 and 2001, which financial statements are incorporated by reference herein. See also the two material change reports, each dated January 31, 2003, filed by Royal subsequent to its fiscal 2002 year-end and prior to the date hereof relating to a downgrade of Royal's outstanding commercial paper and revised first quarter earnings guidance. This section provides additional analysis of Royal's operations, financial condition and outlook as at January 1, 2003 and also contains forward-looking statements and should be read in conjunction with the factors set forth under "Risks and Uncertainties" below and "Forward-Looking Statements" elsewhere in this Annual Information Form.


OVERVIEW

Royal Group Technologies Limited ("the Group") is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale primarily in the North American renovation, remodeling and new construction industries. The Group is a vertically integrated, innovative, technology-based growth company and strives to be a low cost producer within its industry.

Currently the Group operates substantially in the seasonal North American renovation and new construction markets. Accordingly, approximately three-fifths of the Group's net sales and two thirds of its net earnings occur in its last two quarters. As such, sales, and net earnings as a percentage of sales have historically been significantly different on a by-quarter basis, as compared to an annualized amount or rate. For the purposes of the following discussion the terms "EBITDA" and "operating margin" are used interchangeably.

Earnings before interest, tax, depreciation, amortization and minority interest (EBITDA) is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net income
(loss), EBITDA is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net income
(loss) determined in accordance with GAAP as an indicator of Royal Group's performance or (ii) cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Royal Group's method of calculating EBITDA may differ from other companies and, accordingly, Royal Group's EBITDA may not be comparable to measures used by other companies. For a reconciliation between EBITDA and net income for the years ended September 30, 2000, 2001 and 2002, see Operating Margin sections of Management's Discussion and Analysis.


(1)  RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group's operating results and financial position for the years ended September 30, 2002, 2001 and 2000, which are based upon accounting principles generally accepted in Canada. All amounts are in Canadian dollars unless specified otherwise. This discussion and analysis of the Group's operations have been derived from and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto appearing in the Group's Annual Report 2002 starting on page number 26. For fiscal 2002, the Group adopted Section 3062, of the CICA Handbook regarding Goodwill and other Intangible Assets. Accordingly, goodwill no longer has an impact on earnings through amortization; instead any impairment loss will be charged against earnings. The Group performed the impairment test for goodwill and concluded that the fair value of its operating segments exceeded the carrying amount of assets, including that recorded for goodwill as of both October 1, 2001 and September 30, 2002. This change in accounting policy resulted in no goodwill being amortized in fiscal 2002, whereas in fiscal 2001 $5.9 million ($0.06 per share) of goodwill was amortized.


STATEMENTS OF EARNINGS

(in thousands of dollars, except percentage, share and per share amounts)



                                                                     2002                  2001               2000
----------------------------------------------------------------------------------------------------------------------
Net Sales                                                         $ 1,915,230          $ 1,669,036        $ 1,549,481
Cost of sales, operating expenses and other income                  1,554,672            1,353,109          1,171,082
----------------------------------------------------------------------------------------------------------------------
Operating margin (EBITDA)                                             360,558             315, 927            378,399
Operating margin percentage                                              18.8%                18.9%              24.4%
Amortization                                                          118,308              104,632             83,335
Interest and financing charges                                         54,081               56,546             46,592
----------------------------------------------------------------------------------------------------------------------
Earnings from operations                                              188,169              154,749            248,472
Income taxes                                                           55,675               38,001             79,246
----------------------------------------------------------------------------------------------------------------------
Earnings before minority interest                                     132,494              116,748            169,226
Minority interest                                                       3,334                 (690)               109
----------------------------------------------------------------------------------------------------------------------
Net earnings                                                          129,160              117,438            169,117
----------------------------------------------------------------------------------------------------------------------
Earnings per share:
  Basic                                                           $      1.40          $      1.29        $      1.95
  Diluted                                                         $      1.38          $      1.27        $      1.89
----------------------------------------------------------------------------------------------------------------------

Weighted average number of outstanding shares - Basic              92,574,936           90,869,248         86,929,410
----------------------------------------------------------------------------------------------------------------------
Weighted average number of outstanding shares -Diluted             93,515,736           92,802,214         89,614,144
----------------------------------------------------------------------------------------------------------------------


                      [SALES BY PRODUCT LINE - PIE CHARTS]

                   [SALES BY GEOGRAPHIC REGION - PIE CHARTS]


 YEAR ENDED SEPTEMBER 30, 2002 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2001

OVERALL NET SALES:

Consolidated net sales for the year ended September 30, 2002 increased 15% or $246 million to a record $1.9 billion, from sales of $1.7 billion in 2001. The overall sales increase was primarily due to the Marley Mouldings LLC ("Marley") acquisition, as well as unit volume increases in the majority of product lines and slightly higher average selling prices offset by a decline in Window Covering and RBS & Foreign Operations sales. Excluding Marley, net sales for fiscal 2002 grew organically by 6% over 2001.

The following table summarises net sales by segment (in $ millions):


NET SALES BY SEGMENT

--------------------------------------------------------------------------------------
                                           2002             2001         % CHANGE
--------------------------------------------------------------------------------------
Product segment:
Home Improvement Products                  1,002             756            33%
Consumer Products                            513             491             4%
Construction Products                        237             211            13%
RBS/Foreign Operations                       105             122           (14%)
--------------------------------------------------------------------------------------
                                           1,857           1,580            18%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
                                           2002             2001         % CHANGE
--------------------------------------------------------------------------------------
Support segment:
Materials                                    434             371            17%
Service                                      118             205           (42%)
Machinery & Tooling                           63              87           (28%)
--------------------------------------------------------------------------------------
                                             615             663            (7%)
--------------------------------------------------------------------------------------
Intra-Group elimination                     (557)           (574)
--------------------------------------------------------------------------------------
Consolidated net sales                     1,915           1,669            15%
--------------------------------------------------------------------------------------


PRODUCT SEGMENT:

Product segment sales for the year ended September 30, 2002 increased 18% or $277 million to $1,857 million from $1,580 million in 2001. The increase was led by Home Improvement Products increasing 33% from the prior year. The increase was attributable to both the acquisition of Marley and higher unit volumes sold in custom profiles and exterior cladding, as well as some modest selling price increases. Consumer Products contributed $21.7 million to the overall Group's sales growth. It was led by 15% growth in Outdoor Products and 11% growth in Housewares & Furniture. Much of the growth in Outdoor Products was due to market penetration in areas such as fencing and decking products as certain applications of pressure treated wood are being phased out. The growth in Housewares & Furniture sales was due to unit volume increases and new product line introductions. Detracting from the Consumer Products growth was a 3% decrease in Window Coverings sales. Competition from Asia in the ready-made market segment led to some price decreases for certain Window Covering product lines. Continuing in fiscal 2003, the Window Coverings Division will focus on shifting toward higher margin, cut-to-fit and custom Window Covering programs. Construction Products increased 13% from the prior year, due to higher unit volumes sold in Pipe & Fittings coupled with modest selling price increases for Pipe & Fittings, as well as moderate unit volume increases from Commercial Doors. Offsetting the overall Product segment revenue growth was the $17.5 million (14%) decrease in net sales from Royal Building Systems & Foreign Operations. Economic conditions in South America and particularly in Argentina led to lower unit volumes being sold. Management continues to build on foreign growth by manufacturing other core building products in addition to the Royal Building Systems(TM) profiles with its existing infrastructure.


SUPPORT SEGMENT:

Support segment sales for the year ended September 30, 2002 decreased, as expected, 7% or $47.8 million to $615.6 million from $663.4 million in 2001. This segment represents materials, machinery & tooling and services provided predominately to the Product segment. The decrease in net sales was primarily due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal year. The decrease was partially offset by increased sales of materials due to higher demands from the Product segment.

For fiscal 2003, Support segment sales are expected to decrease again as the sale of certain non-strategic business units occurred in the latter part of 2002. Partially offsetting this expected decrease will be an increase in material sales to support the projected increases in Product segment sales.


GEOGRAPHIC SALES DISTRIBUTION:

During fiscal 2002, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations, increased to 70.5% of total sales from 66.6% in 2001. Much of this increase was due to the Marley acquisition.

In light of current economic conditions, an overall net sales growth rate consistent with fiscal 2002 is expected, emanating from continued growth in demand for our current product lines and contributions from the introduction of new products and/or product applications.


OPERATING MARGIN:

Overall:

A one-time non-cash charge of $23.5 million resulting from a comprehensive review of all operating assets was recorded in fiscal 2002. Principally, the charge represents the write-off of first generation recycling equipment and tooling, as well as certain equipment previously used in production of certain window coverings. The first generation recycling equipment have recently been replaced by second generation technologies which have enabled entry into more efficient production of products such as roof tiles, window & door components, decking and railing.

The Group's overall operating margin for the year ended September 30, 2002 increased by $44.7 million or 14.1% to $360.6 million compared to $315.9 million last year. EBITDA as a percentage of sales decreased slightly to 18.8% from 18.9% last year. Raw material costs as a percentage of sales decreased to 42.6% from 43.4% last year due primarily to the average resin cost for the year being lower than the previous year. For fiscal 2003, management expects the raw material cost percentage to be in the range of 41.5 to 42.5%.

Labor and overhead costs as a percentage of sales were 13.6% and 10.3% respectively, and compare to 13.6% and 9.6% last year. Higher variable costs and lower fixed cost absorption were due to lower than expected sales volumes, particularly in the Window Coverings division. In addition, higher amortization cost contributed to the increase in overhead rates. For fiscal 2003, Management's focus is to improve on capacity utilization to lower labor and overhead costs as a percentage of sales.

Selling and distribution costs as a percentage of sales increased to 13.4% from 12.5% due to increased transportation costs, the inclusion of Marley sales involving more in-store sales oriented costs and costs associated with introduction of new products or marketing programs. In particular, significant selling costs were incurred in preparation for the roll-out of new custom and cut-to-fit window covering programs. General and administration cost remained constant at 6.3% of sales for both years.

Product segment EBITDA for the year ended September 30, 2002 increased by $41 million or 27% to $194.4 million compared to $153.4 million last year. EBITDA as a percentage of sales increased to 10.5% from 9.7% last year. The increase was primarily due to lower average raw material cost.

Support segment EBITDA for the year ended September 30, 2002 increased $3.6 million or 2% to $166.1 million from $162.5 million in 2001. EBITDA as a percentage of sales increased to 27% from 24.5% last year. This increase was primarily due to lower average resin costs. In addition, the Materials division, which has higher operating margins, now makes up a larger percentage of the Support segment with the sale of certain non-strategic businesses.

For fiscal 2003, Management anticipates the Group's overall EBITDA as a percentage of sales to be approximately 21%, returning to historical levels of 23 to 24% over the next few years.


AMORTIZATION EXPENSE:

Amortization expense as a percentage of sales was 6.2%, slightly lower than the 6.3% experienced last year. This expense increased to $118.3 million from $104.6 million for last year due to added capacities in both operating segments, the capital expenditure program undertaken during the past two years, and the Marley acquisition. Partially offsetting this increase, was the absence of goodwill amortization in fiscal 2002 (as discussed earlier).

In the Products segment, amortization expense as a percentage of sales was 4.5% for both fiscal 2002 and 2001. This expense increased by $12.7 million from $71.1 million for the same period last year due primarily to the inclusion of Marley.

In the Support segment amortization expense as a percentage of sales was 5.6%, greater than the 5.0% experienced last year. This expense increased by $1.0 million from $33.5 million for last year due primarily to added capacities in the recycling division and manufacturing facility additions.


INTEREST AND FINANCING CHARGES:

As anticipated, interest and financing charges decreased as a percentage of sales, to 2.8% from 3.4% last year. Interest expense decreased by $2.5 million from $56.5 million due to the Group's effective interest rates being lower than those experienced in 2001 and the lower level of loan utilization for working capital and capital spending purposes. Partially offsetting the decrease was the reduction in capitalized interest costs in fiscal 2002 to $3.6 million as compared to the $8.2 million that had been capitalized in fiscal 2001. During the year, the Group's capital expenditures and the acquisition of Marley were financed from cash flow from operations.


INCOME TAX EXPENSE:

In fiscal 2002, income tax expense as a percentage of earnings before income taxes increased to 29.6% from 24.6%. The increase was due to a $9 million one-time tax reduction in fiscal 2001 resulting from favourable provincial tax legislation passed in June 2001. For fiscal 2003, management expects an overall income tax rate of approximately 29%.

NET EARNINGS AND EARNINGS PER SHARE:

Net earnings in 2002, increased $11.8 million to $129.2 million or 7% of net sales up from $117.4 million or 7% of net sales for the previous year. Fully diluted earnings per share for fiscal 2002 was $1.38 compared to $1.27 in fiscal 2001. The average number of shares outstanding for fiscal 2002 on a fully diluted basis was approximately 93.5 million or 0.7 million greater than in fiscal 2001. Royal adopted Section 3062 of the CICA Handbook in fiscal 2002 and no longer amortizes goodwill, which represented approximately $5.9 million or $0.06 per share during fiscal 2001.



                              [EBITDA - BAR CHART]

                               [EBIT - BAR CHART]

                           [NET EARNINGS - BAR CHART]

                      [CONSOLIDATED CASH FLOW - BAR CHART]

                   [CONSOLIDATED FREE CASH FLOW - BAR CHART]

                       [INVESTING ACTIVITIES - BAR CHART]

                         [WORKING CAPITAL - BAR CHART]

                  [PROPERTY, PLANT AND EQUIPMENT - BAR CHART]




(2) LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW:

In fiscal 2002, the Group generated cash flow of $286.4 million, an increase of $30.9 million over $255.5 million generated in the prior year. During the three years ended September 30, 2002, the Group's cash flow aggregated $822.3 million. Cash flow from operations and debt proceeds were used to finance working capital expansion, acquisitions and capital spending.

Also contributing to positive cash flow in fiscal 2002 was the proceeds from the sale of non-strategic assets. For 2002, $68.0 million was generated from the sale of non-strategic assets including the sale of excess real estate, a corporate plane and divestiture of certain businesses within the Support segment.


WORKING CAPITAL:

A summary of the Group's consolidated working capital position at September 30 is set out below:


                                                2002            2001
-----------------------------------------------------------------------------
Working Capital (in millions of dollars)        167.5          179.8
Current Ratio                                   1.22x          1.28x

Working capital was $167.5 million at September 30, 2002, $12.3 million less than the prior year's $179.8 million. As a measure of asset management, receivable days were 62 at September 30, 2002, representing a slight improvement from 63 days last year. Days inventory increased by 3 days to 141 from 138 days last year. Slightly higher days inventory occurred primarily as a result of larger customers reducing inventories on hand and a build up of Consumer Products inventory as sales for the last quarter were softer than anticipated. The method used to calculate days receivable and days inventory was changed during fiscal 2002 to better reflect the monthly movements and the seasonal aspects of the Group. Management's focus for fiscal 2003 is to balance production efficiencies with inventory carrying costs. This should lead to an overall lower days inventory.


CAPITAL SPENDING:

Overall capital spending including acquisitions, for the years ended September 30, 2002 & 2001 is summarised below:


(IN MILLIONS OF DOLLARS)        2002         2001
-------------------------------------------------------
Capital expenditures            133.3        208.1
Acquisitions                    149.2          4.9
-------------------------------------------------------
Total capital spending          282.5        213.0

For the year ended September 30, 2002, capital expenditures amounted to $133.3 million compared to $208.1 million for the same period last year. Approximately $98 million was expended in the Product segment, with the remaining $35 million expended in the Support segment for added capacities in the materials division.

During 2002, the Group acquired 100% equity interests in certain businesses for an aggregate consideration of $149.2 million. The largest of the acquisitions was the purchase of Marley, which accounted for approximately 95% of the total cost of the acquisitions for the year.

For fiscal 2003, excluding possible business acquisitions, the Group anticipates capital spending to be approximately $130 million, composed of $90 million for additional equipment and $40 million for tooling necessary to produce new products.


LONG TERM DEBT AND FINANCIAL INSTRUMENTS:

The Group has an authorized $700 million revolving, unsecured bank credit facility with a syndicate of banks, of which a net of $38.0 million was drawn at September 30, 2002 and $345.8 million was committed as back-up liquidity to outstandings on the Group's commercial paper program at September 30, 2002. The bank credit facility can be used for working capital requirements, acquisitions and capital expenditures. The Group is authorizing a $400 million commercial paper program in Canada. In addition the Group has an authorized $400 million medium term note program in Canada. This program is unsecured, ranking pari passu with the bank credit facility. At September 30, 2002, the funded debt to total capitalization was 38.0%, an improvement from the prior year's 41.4%.

Management believes that the Group's anticipated cash flow from operations and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.


YEAR ENDED SEPTEMBER 30, 2001 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2000

Consolidated net sales for the year ended September 30, 2001 increased 8% or $119.6 million to $1.7 billion, from sales of $1.6 billion in 2000. The sales increase was primarily due to unit volume increases in all major product lines and despite industry-wide market contractions experienced in some product areas. The effects of acquisitions completed during the year were offset against the prior year divestiture of our residential door manufacturer.

Products segment sales for the year ended September 30, 2001 increased 6% or $96 million to $1,580 million from $1,484 million in 2000. RBS & Foreign Operations led the way with a 8% increase over the prior year. This was due to higher volumes sold in building systems. Home Improvement Products grew by 7%, which was led by an increase in Exterior Cladding of 13% or $28 million over the prior year. This was primarily due to higher unit volumes and slightly higher selling prices. Home Improvement Products rate of growth continued to outpace the 2001 growth forecasts for the North American repair and remodeling industry. Construction Products increased 6% over the prior year on account of a 5% increase in pipe & fittings despite lower unit prices in pipe products. Consumer Products increased 6% over the prior year with housewares & furniture up 37%.

Support segment sales for the year ended September 30, 2001 decreased 10% or $71 million to $663.4 million from $734.4 million in 2000. This expected decrease was primarily due to the completion of our industrial complex in Woodbridge and related added capacity expansion. The decrease was partially offset by increased third party sales of machinery and equipment during the last 6 months of the fiscal year.

During fiscal 2001, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations increased slightly to 66.6% of total sales from 66.4% for the same period in 2000. Increases in sales volume rates of the building system increased in foreign markets to 11% from 9% last year.

Earnings during fiscal 2001 were negatively impacted by the following: higher variable costs and lower fixed cost absorption, due to lower than expected sales volumes; the unusually abrupt increase in raw material costs, which reached their peak during last summer; and a special charge of $32 million resulting from a comprehensive review of major operations prompted by the increasing severity of the economic slowdown. Specifically the charge represents allowances for doubtful receivables in Window Coverings and Argentina, and inventory provisions and allowances for slow moving goods, as a result of the economic slowdown, as well as the write down to net realizable value of inventory of lower margin product lines to be discontinued.

The Group's overall operating margin, excluding the $32 million charge, for the year ended September 30, 2001 decreased by $30.5 million or 8% to $347.9 million compared to $378.4 million in 2000. EBITDA as a percentage of sales decreased to 20.8% from 24.4% last year.

Raw material costs as a percentage of sales increased slightly to 43.4% from 43.0% last year due primarily to a change in sales mix during the year from higher margin products. As average resin cost declined during the year, the Group was still working through higher cost inventory from prior year when resin costs peaked last summer.

Labor and overhead costs as a percentage of sales were 13.6% and 9.6% respectively, compared to 12.8% and 8.7% last year. Higher variable costs and lower fixed cost absorption were due to lower than expected sales volumes, particularly in the fourth quarter. In addition higher amortization cost due to added capacities and costs associated with moving production facilities into the new industrial complex, increased overhead cost.

Selling and distribution costs as a percentage of sales increased to 12.5% from 11.0% due to increased transportation and warehousing cost and higher allowance for doubtful accounts as a result of the economic environment. General and administration cost as a percentage of sales increased to 6.3% from 5.9% last year due to a higher level of expenditures in anticipation of achieving higher sales volumes.

Product segment EBITDA for the year ended September 30, 2001, excluding the $32 million charge, decreased by $53.3 million or 22% to $185.4 million compared to $238.7 million last year. EBITDA as a percentage of sales decreased to 11.7% from 16.1% last year. The decrease was due to higher raw material costs due to the change in product mix and higher variable and lower fixed cost absorption as a result of lower than expected sales volumes.

Support segment EBITDA for the year ended September 30, 2001 increased $22.8 million or 16.3% to $162.5 million from $139.7 million in 2000. EBITDA as a percentage of sales increased to 24.5% from 19.0% last year. This increase was primarily due to lower average resin costs and a change in mix.

Amortization expense as a percentage of sales was 6.3% slightly higher than the 5.4% experienced last year. This expense increased by $21.3 million from $83.3 million for the same period last year due to capital expenditure programs undertaken in both operating segments during the past two years.

In the Products segment, amortization expense as a percentage of sales was 4.5%, higher than the 3.9% experienced last year. This expense increased by $12.9 million from $58.2 million last year due primarily to added capacities in custom profiles and window covering product lines.

In the Support segment, amortization expense as a percentage of sales was 5.0%, higher than the 3.4% experienced last year. This expense increased by $8.3 million from $25.2 million last year due primarily to added capacities in the material processing and recycling companies and manufacturing facility additions.

As anticipated, interest and financing charges increased as a percentage of sales to 3.4% from 3.0% last year. Interest expense increased by $10 million from $46.6 million due to a higher level of loan utilization for working capital and capital spending purposes, as the Group's effective interest rates were relatively consistent with those experienced in 2000. During the year, the Group's capital expenditure program was financed with cash flow from operations and operating line proceeds.

In fiscal 2001, income tax expense as a percentage of earnings before income taxes decreased to 24.6% from the 31.9% in 2000. The rate reduction was primarily due to favourable provincial tax legislation passed in June 2001 resulting in a $9 million tax reduction.

Net earnings in 2001, excluding the $32 million charge, were $141.5 or 9% of sales compared to $169.1 or 10.9% of net sales for the previous year. On a fully diluted basis, net earnings per share, before the charge, for fiscal 2001 was $1.52 compared to $1.89 in fiscal 2000. During the year and in accordance with The Canadian Institute of Chartered Accountants, the Group adopted the treasury method in calculating fully diluted earnings per share. The change was applied on a retroactive basis, with the effect of reducing September 30, 2000 reported diluted earnings per share by $0.01 to $1.89. The average number of shares outstanding for fiscal 2001 on a fully diluted basis was approximately 92.8 million or 3.2 million higher than in fiscal 2000.


(3)  RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risk factors, uncertainties and other factors affecting the Group specifically or the markets generally. The Group's future performance could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for 2003 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity, changes in the Group's product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases, consolidation and restructuring programs, changes the Group's product mix, the growth rate of the markets in which the Group's products are sold, market acceptance and demand for the Group's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

- The Group's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

- The price and availability of raw materials, and in particular PVC resin, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw materials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the industry has occasionally found certain raw materials to be in short supply.

- As the Group continues to expand the scope of its activities in foreign markets, it becomes exposed to a greater risk of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matchings of the currency of debt financing and the currency of certain raw material purchases to the currency of sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

- Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services.

- The Group provides trade credit to its customers in the normal course of business. The Group carries out credit evaluations of its customers and provides an allowance for potential credit losses, which, when realized, have for the most part been within the range of management's expectations. The Group's credit risk is minimized by the product and geographic diversity of its customer base. The Group's credit risk is further minimized in certain product areas through the selective use from time to time of trade credit insurance.


(4)  CRITICAL ACCOUNTING POLICIES

The preparation of the Group's consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowances for doubtful accounts receivable, inventory obsolescence, and income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED:

Refer to Note 18e(ii) in the Notes to Consolidated Financial Statements on page 37 of the Group's Annual Report 2002, for the discussion of recent accounting pronouncements issued but not yet adopted.


REVENUE RECOGNITION:

Revenue is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to or receipt by customers depending on contractual terms.


ALLOWANCES FOR DOUBTFUL ACCOUNTS RECEIVABLE:

In order for management to establish the appropriate allowances for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.


INVENTORY OBSOLESCENCE:

In order for management to establish the appropriate provision for inventory, estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving items, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined valuation as of the date of the balance sheet.


INCOME TAXES:

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The failure to estimate correctly could result in some portion of the net income tax position not being realized.


(5)  OUTLOOK

Management anticipates organic sales growth of approximately 10% per year for the fiscal years 2003 through 2005, with 2005 sales reaching approximately $2.5 billion. EBITDA margins are expected to steadily increase over the three-year period, reaching 23 to 24% in 2005, as manufacturing capacity is increasingly utilized. Returns on invested capital are also anticipated to steadily increase over the three-year period, rising to low double digit levels, as a result of improving net profitability and declining capital expenditures.


ITEM 7.  MARKET FOR SECURITIES

Royal's Subordinate Voting Shares were listed on The Toronto Stock Exchange ("TSX") and The Montreal Exchange ("ME") on November 30, 1994 under the symbol "RYG". On April

2nd, 1996, Royal's Subordinate Voting Shares were listed on the New York Stock Exchange ("NYSE") and also trade under the symbol "RYG". Royal's shares ceased trading on the ME in December of 1999, as a result of consolidation of stock exchanges in Canada. The trading history of the shares is as follows:

------------------------------------------------------------------------------------------------------------------
     FISCAL QUARTER            HIGH (TSX)              LOW (TSX)             VOLUME (000)            CLOSE (TSX)
------------------------------------------------------------------------------------------------------------------
     Q1-Fiscal 1998              $41.25                  $30.00                 11,367*                $33.30
------------------------------------------------------------------------------------------------------------------
     Q2-Fiscal 1998              $47.25                  $31.00                  9,187*                $46.15
------------------------------------------------------------------------------------------------------------------
     Q3-Fiscal 1998              $48.00                  $36.00                  7,434*                $42.40
------------------------------------------------------------------------------------------------------------------
     Q4-Fiscal 1998              $42.95                  $25.50                 11,033*                $25.85
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
     Q1-Fiscal 1999              $36.00                  $23.00                 8,169*                 $34.05
------------------------------------------------------------------------------------------------------------------
     Q2-Fiscal 1999              $39.45                  $33.50                 6,356*                 $37.20
------------------------------------------------------------------------------------------------------------------
     Q3-Fiscal 1999              $44.40                  $36.75                 9,497*                 $43.25
------------------------------------------------------------------------------------------------------------------
     Q4-Fiscal 1999              $44.00                  $31.10                 7,590*                 $31.55
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
     Q1-Fiscal 2000              $35.20                  $24.75                10,596**                $30.75
------------------------------------------------------------------------------------------------------------------
     Q2-Fiscal 2000              $32.90                  $26.00                 9,380**                $31.50
------------------------------------------------------------------------------------------------------------------
     Q3-Fiscal 2000              $36.50                  $28.00                 8,309**                $35.20
------------------------------------------------------------------------------------------------------------------
     Q4-Fiscal 2000              $36.15                  $28.50                10,437**                $30.00
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
     Q1-Fiscal 2001              $31.40                  $16.10                12,740**                $18.75
------------------------------------------------------------------------------------------------------------------
     Q2-Fiscal 2001              $27.20                  $18.55                12,135**                $23.25
------------------------------------------------------------------------------------------------------------------
     Q3-Fiscal 2001              $29.50                  $20.00                12,739**                $27.95
------------------------------------------------------------------------------------------------------------------
     Q4-Fiscal 2001              $30.00                  $19.94                12,763**                $23.95
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
     Q1-Fiscal 2002              $29.49                  $21.90                17,216**                $29.38
------------------------------------------------------------------------------------------------------------------
     Q2-Fiscal 2002              $32.40                  $28.05                14,460**                $30.15
------------------------------------------------------------------------------------------------------------------
     Q3-Fiscal 2002              $32.20                  $28.67                16,953**                $31.48
------------------------------------------------------------------------------------------------------------------
     Q4-Fiscal 2002              $31.97                  $13.06                25,607**                $13.70
------------------------------------------------------------------------------------------------------------------

*    TSX, ME and NYSE
**   TSX and NYSE

During the period from September 30, 1997 to September 30, 2002, Royal's Subordinate Voting Shares declined in value by 65%, while S&P/TSX Composite Index declined by 12% and the TSX Building Materials Index declined by 26%.

ITEM 8.  DIRECTORS AND OFFICERS

The following table identifies the directors of Royal, their occupation and the percentage of each share class, beneficially owned, directly or indirectly, or over which control or direction is exercised, as of January 1, 2003. The directors were last elected on February 20, 2002 and are elected on an annual basis.

----------------------------------------------------------------------------------------------------------------------------
                              MUNICIPALITY OF         OCCUPATION/POSITION
NAME                             RESIDENCE                 WITH ROYAL              SHARES(%)(2)          DIRECTOR SINCE
----------------------------------------------------------------------------------------------------------------------------
Vic De Zen                      Woodbridge,        Chairman and Chief                100% MVS          September 26, 1994
                                  Ontario          Executive Officer,               0.01% SVS
                                                   Royal Group Technologies
                                                   Limited
----------------------------------------------------------------------------------------------------------------------------
Douglas Dunsmuir                 Toronto,          President,                       1.50% SVS          September 26, 1994
                                  Ontario          Royal Group Technologies
                                                   Limited
----------------------------------------------------------------------------------------------------------------------------
Gwain Cornish                 Campbellville,       Senior Vice President,           0.01% SVS          September 26, 1994
                                 Ontario           Royal Group Technologies
                                                   Limited
----------------------------------------------------------------------------------------------------------------------------
Ron Goegan                        Sharon,          Chief Financial Officer,         0.01% SVS           December 17, 2001
                                  Ontario          Royal Group Technologies
                                                   Limited
----------------------------------------------------------------------------------------------------------------------------
Mario Cadorette                    Ste.            President,                       0.01% SVS          September 26, 1994
                                 Therese,          Royal Window Coverings
                                  Quebec           (Canada) Inc.
----------------------------------------------------------------------------------------------------------------------------
Gregory Sorbara(1)        Richmond Hill, Ontario   Partner,                         0.01% SVS          September 26, 1994
                                                   The Sorbara Group
----------------------------------------------------------------------------------------------------------------------------
Ronald Slaght(1)                 Toronto,          Partner,                         0.03% SVS          September 26, 1994
                                  Ontario          Lenczner Slaght Royce
                                                   Smith Griffin, Barristers
----------------------------------------------------------------------------------------------------------------------------
Ralph Brehn(1)                  Ste-Agathe         Retired,                         0.01% SVS              May 2, 1995
                               Nord, Quebec        Former President Hunter
                                                   Douglas Canada
----------------------------------------------------------------------------------------------------------------------------
Irvine Hollis                   Chatsworth,        Management Consultant,           0.01% SVS              May 2, 1995
                                  Ontario          I. Hollis Management
                                                   Consultants Inc.
----------------------------------------------------------------------------------------------------------------------------

Note (1): Member of the Audit Committee.
Note (2): MVS = Multiple Voting Shares SVS = Subordinate Voting Shares.

Royal has been able to develop a strong management team by attracting people with a broad range of skills, training and experience. The senior management team assists in setting the strategic direction of the corporation and in providing certain centralized services to the business units.

The following are brief biographies of the senior executive management team:

VIC DE ZEN, acts as Chairman of the Board and Chief Executive Officer. He has driven Royal since its inception in 1970. Royal has grown to become North America's largest extruder of PVC building products through the vision and leadership of Mr. De Zen. Originally a tool and die maker by trade, Mr. De Zen is a recognized leader in his field. Among his overall managerial responsibilities, he leads Royal's research and development activities, which are a critical factor in Royal's success. He has developed new extrusion processes and the patented vacuum sizer technology, and is presently handling the development of several new products and technologies, most notably RoyalEco(TM) technology. He sets the strategic direction of the company with his senior managers and is involved in all major matters affecting Royal.

DOUGLAS DUNSMUIR, serves as President. Mr. Dunsmuir joined Royal in 1986, and has been involved with Vic De Zen in strategic planning, operational management as well as negotiation of all of Royal's major transactions since joining the company. He has personally overseen the execution of Royal's international market penetration strategies. Prior to joining Royal, Mr. Dunsmuir was a partner at the law firm Catzman, Wahl, which provided legal services to Royal.

GWAIN CORNISH, has served as Senior Vice President since joining Royal in 1987. Mr. Cornish is involved with major raw material purchasing marketing, research and development, operations management and strategic planning. From 1971 to 1986 he was with the BF Goodrich Chemical Company attaining the position of Vice President of Sales and Director of the Board.

RONALD GOEGAN, succeeded Gary Brown as Chief Financial Officer effective December 1, 2001. Mr. Goegan joined Royal in 1990 as Director of Corporate Finance, becoming Vice President of Corporate Finance when Royal became a public company in 1994. He is a Chartered Accountant and was previously with KPMG, which provides audit and advisory services to Royal.

LU GALASSO, serves as Vice President and Director of Taxation. His primary responsibilities include international and domestic tax planning and coordination of income tax compliance matters. He is a Chartered Accountant and was with Arthur Anderson prior to joining Royal in 1992.

As of January 1, 2003, the directors and senior executive management team, as a group, beneficially own, directly or indirectly or exercise control or direction over 15,935,444 Multiple Voting Shares representing 100% of the issued and outstanding Multiple Voting Shares and 1,256,781 Subordinate Voting Shares representing approximately 2% of the issued and outstanding Subordinate Voting Shares.

There are no family relationships between any of the executive management, operational management or directors of Royal. No directors or members of executive management were appointed pursuant to agreement with major shareholders, customers or suppliers.

In addition to the executive management of Royal, there are approximately 70 key managers throughout Royal's various operation units. These managers tend to be long-term employees with solid operating management experience.

Compensation paid, including benefits in kind granted to all of Royal's directors and members of executive management, on an individual basis, by Royal or its subsidiaries, are detailed in Royal's Management Proxy Circular, dated January 1, 2003, incorporated herein by reference.

Over the past three fiscal years, two of the founding and major shareholders of Royal, Vic De Zen and Domenic D'Amico, are known to have sold a portion of their shareholdings. These share dispositions have been detailed in insider reports filed with Canadian securities regulators.

Royal has a policy of not providing loans to any of its directors or senior executives.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the year ended September 30, 2002, Royal disposed of a corporate airplane and certain non-strategic land parcels for aggregate net cash proceeds of $22,800,000, which was fair market value, to corporations affiliated with Vic De Zen and Domenic D'Amico, each of whom is an insider, principal shareholder and employee of Royal.

Except for such transactions, no director, senior officer, principal shareholder or other insider of Royal, nor any associate or affiliate thereof, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect Royal, its affiliates or any of their collective subsidiaries


CONTROLS AND PROCEDURES

Royal's principal executive officer and its principal financial officer, after evaluating the effectiveness of Royal's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) on February 13, 2003, have concluded that, as of such date, Royal's disclosure controls and procedures were adequate and effective to ensure that material information relating to Royal and its consolidated subsidiaries would be made known to them by others within those entities.

There were no significant changes in Royal's internal controls or in other factors that could significantly affect Royal's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in Royal's internal controls. As a result, no corrective actions were required or undertaken.

ITEM 9. ADDITIONAL INFORMATION

Royal will provide to any person or company, upon request to the Corporate
Secretary:

(a) When securities of Royal are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus,

     (i) one copy of Royal's Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated by reference in the Annual Information Form,

     (ii) one copy of the comparative financial statements of Royal's for its most recently completed financial year together with accompanying report of the auditor and one copy of the most recent interim financial statements of Royal subsequent to the financial statements for its most recently completed financial year,

     (iii) one copy of Royal's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)  At any other time, one copy of any documents referred to in clauses (a)
     (i), (ii) and (iii) above, provided that Royal may require payment of a reasonable charge if the request is made by a person who is not a security holder of Royal.

     Additional information including officers' and directors' remuneration and indebtedness, principle holders of the issuer's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in Royal's Management Proxy Circular, dated January 1, 2003 which is hereby incorporated by reference. Additional financial information is provided in Royal's consolidated financial statements for the year ended September 30, 2002 which are hereby incorporated by reference.

     Additional information is also provided in two material change reports, each dated January 31, 2003, filed by Royal subsequent to its fiscal 2002 year-end and prior to the date hereof relating to a downgrade of Royal's outstanding commercial paper and revised first quarter earnings guidance, respectively. Each of these reports is hereby incorporated by reference.

FORWARD-LOOKING STATEMENTS

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expects", "should continue", "believes", "anticipates", "estimated" and "intends" or similar formulations. By their nature, these forward-looking statements involve known and unknown risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity, changes in product costs and pricing, an inability to achieve or delays in achieving savings related to the cost reductions, or revenues related to sales price increases, consolidation and restructuring programs, changes in product mix, the growth rate of the markets into which Royal's products are sold, market acceptance and demand for Royal's products, changes in availability or prices for raw materials, pricing pressures resulting from competition, difficulty in developing and introducing new products, failure to penetrate new markets effectively (particularly markets in developing countries), the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks, difficulty in preserving proprietary technology, changes in environmental regulations, currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of September 30, 2002 unless otherwise specified and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

          Royal Group Technologies Limited (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.


B.   CONSENT TO SERVICE OF PROCESS

          The Registrant has previously filed with the SEC a Form F-X in connection with the Subordinate Voting Shares.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                 ROYAL GROUP TECHNOLOGIES LIMITED


Date: February 14, 2003          By: /s/ Vic De Zen
                                     -------------------------------------------
                                     Name: Vic De Zen
                                     Title: Chairman and Chief Executive Officer

                                 CERTIFICATIONS

       I, Vic De Zen, Chairman and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 40-F of Royal Group Technologies Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: February 14, 2003          By: /s/ Vic De Zen
                                     -------------------------------------------
                                     Name: Vic De Zen
                                     Title: Chairman and Chief Executive Officer

            I, Ronald Goegan, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 40-F of Royal Group Technologies Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: February 14, 2003                  By: /s/ Ronald Goegan
                                             -----------------------------------
                                             Name: Ronald Goegan
                                             Title: Chief Financial Officer

                                  EXHIBIT INDEX

                                                                SEQUENTIALLY
EXHIBITS        DESCRIPTION                                    NUMBERED PAGE
--------        -----------------------------------------      -------------
1               Audited Consolidated Financial Statements
                for the Years Ended September 30, 2002
                and 2001
2               Consent of KPMG LLP