Form 40-F
period 2003-09-30
ROYAL GROUP TECHNOLOGIES LTD
filed 2004-02-18
CIK 1047693

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

For Fiscal year ended:  SEPTEMBER 30, 2003

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


                              CT CORPORATION SYSTEM
                          111 EIGHTH AVENUE, 13TH FLOOR
                            NEW YORK, NEW YORK 10011
                                      U.S.A
                                 (212) 894-8700
 (Name, address and telephone number of agent for service in the United States)

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

SUBORDINATE VOTING SHARES                   77,285,173


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

                      Yes [X]                 No  [ ]

                        ROYAL GROUP TECHNOLOGIES LIMITED



                                   FISCAL 2003
                             ANNUAL INFORMATION FORM



                                FEBRUARY 16, 2004

                                TABLE OF CONTENTS

ITEM 1.  COVER PAGE..................................................... -

ITEM 2.  CORPORATE STRUCTURE............................................ 1

         (1)      Royal Group Technologies Limited...................... 1

         (2)      Subsidiaries.......................................... 1

         (3)      Organizational Issues................................. 6

ITEM 3.  GENERAL DEVELOPMENT OF THE BUSINESS............................ 6

         (1)      Glossary of Technical Terms........................... 6

         (2)      Financial Terms....................................... 7

         (3)      Development........................................... 7

ITEM 4.  DESCRIPTION OF THE BUSINESS.................................... 8

         (1)      Overview.............................................. 8

         (2)      Products Segment......................................11

         (3)      Support Segment.......................................14

         (4)      Competition...........................................16

         (5)      Other Disclosures.....................................16

ITEM 5.  SELECTED CONSOLIDATED FINANCIAL INFORMATION....................20

         (1)      Annually..............................................20

         (2)      Quarterly.............................................22

         (3)      Dividend Policy.......................................23

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS...........................23

ITEM 7.  MARKET FOR SECURITIES..........................................23

ITEM 8.  DIRECTORS AND OFFICERS.........................................23

ITEM 9.  ADDITIONAL INFORMATION.........................................26



Unless otherwise specified, this document presents information as at September 30, 2003.

Unless the context otherwise requires, all references to "Royal", "Royal Group", "the Company" and the "Group" include Royal Group Technologies Limited, its subsidiaries and wholly and partially owned entities and unless otherwise expressly indicated, all references to "$" or "dollars" are to Canadian dollars.

                        ROYAL GROUP TECHNOLOGIES LIMITED


FORWARD-LOOKING STATEMENTS

THE INFORMATION IN THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO ROYAL GROUP TECHNOLOGIES LIMITED, ITS SUBSIDIARIES AND AFFILIATES. THESE STATEMENTS ARE OFTEN, BUT NOT ALWAYS MADE THROUGH THE USE OF WORDS OR PHRASES SUCH AS "EXPECT", "SHOULD CONTINUE", "CONTINUE", "BELIEVE", "ANTICIPATE", "ESTIMATE", "CONTEMPLATE", "TARGET", "PLAN", "BUDGET", "MAY", "WILL", "SCHEDULE" AND "INTEND" OR SIMILAR FORMULATIONS. BY THEIR NATURE, THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY MANAGEMENT, ARE INHERENTLY SUBJECT TO SIGNIFICANT, KNOWN AND UNKNOWN, BUSINESS, ECONOMIC, COMPETITIVE AND OTHER RISKS, UNCERTAINTIES AND OTHER FACTORS AFFECTING ROYAL SPECIFICALLY OR ITS INDUSTRY GENERALLY THAT COULD CAUSE ACTUAL PERFORMANCE, ACHIEVEMENTS AND FINANCIAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE FLUCTUATIONS IN THE LEVEL OF RENOVATION, REMODELING AND CONSTRUCTION ACTIVITY; CHANGES IN PRODUCT COSTS AND PRICING; AN INABILITY TO ACHIEVE OR DELAYS IN ACHIEVING SAVINGS RELATED TO THE COST REDUCTIONS OR REVENUES RELATED TO SALES PRICE INCREASES; THE SUFFICIENCY OF OUR RESTRUCTURING ACTIVITIES, INCLUDING THE POTENTIAL FOR HIGHER ACTUAL COSTS TO BE INCURRED IN CONNECTION WITH RESTRUCTURING ACTIVITIES COMPARED TO THE ESTIMATED COSTS OF SUCH ACTIONS; THE ABILITY TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES; THE LEVEL OF OUTSTANDING DEBT AND OUR CURRENT DEBT RATINGS; THE ABILITY TO MEET THE FINANCIAL COVENANTS IN OUR CREDIT FACILITIES; CHANGES IN PRODUCT MIX; THE GROWTH RATE OF THE MARKETS INTO WHICH ROYAL'S PRODUCTS ARE SOLD; MARKET ACCEPTANCE AND DEMAND FOR ROYAL'S PRODUCTS; CHANGES IN AVAILABILITY OR PRICES FOR RAW MATERIALS; PRICING PRESSURES RESULTING FROM COMPETITION; DIFFICULTY IN DEVELOPING AND INTRODUCING NEW PRODUCTS; FAILURE TO PENETRATE NEW MARKETS EFFECTIVELY; THE EFFECT ON FOREIGN OPERATIONS OF CURRENCY FLUCTUATIONS, TARIFFS, NATIONALIZATION, EXCHANGE CONTROLS, LIMITATIONS ON FOREIGN INVESTMENT IN LOCAL BUSINESS AND OTHER POLITICAL, ECONOMIC AND REGULATORY RISKS; DIFFICULTY IN PRESERVING PROPRIETARY TECHNOLOGY; ADVERSE RESOLUTION OF LITIGATION AND ADMINISTRATIVE AND INTELLECTUAL PROPERTY DISPUTES; CHANGES IN ENVIRONMENTAL REGULATIONS; CURRENCY RISK EXPOSURE AND OTHER RISKS DESCRIBED FROM TIME TO TIME IN PUBLICLY FILED DISCLOSURE DOCUMENTS AND SECURITIES COMMISSION REPORTS OF ROYAL GROUP TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES AND AFFILIATES. IN VIEW OF THESE UNCERTAINTIES WE CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. STATEMENTS MADE IN THIS DOCUMENT ARE MADE AS OF SEPTEMBER 30, 2003 UNLESS OTHERWISE SPECIFIED AND ROYAL DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY STATEMENTS MADE HEREIN, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ITEM 2.  CORPORATE STRUCTURE

(1) ROYAL GROUP TECHNOLOGIES LIMITED Royal was formed under the Canada Business Corporations Act on November 25, 1994 by the amalgamation of Steelwood Acquisition Inc. and Royal Plastics Group Limited, each of which were incorporated under the Canada Business Corporations Act on September 26, 1994. The name of the corporation was changed to Royal Group Technologies Limited on February 14, 1997. Royal's authorized share capital consists of an unlimited number of First and Second Preferred Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Subordinate Voting Shares, of which 15,935,444 Multiple Voting Shares and 77,285,173 Subordinate Voting Shares were outstanding as of September 30, 2003. Royal filed articles of amendment on November 29, 1994, to amend and provide for the current rights, privileges and restrictions attaching to its First and Second Preferred Shares and Multiple and Subordinate Voting Shares.

Royal's head office is located at 1 Royal Gate Boulevard, Vaughan, Ontario, L4L 8Z7. Corporate offices can be reached by telephone and fax at the following numbers:

                Phone: (905) 264-0701             Fax: (905) 264-0702

(2)      SUBSIDIARIES

Royal conducts its business under two operating segments: the Products Segment and the Support Segment.

The Products Segment is comprised of 58 wholly-owned or joint-ventured business units. The Support Segment is comprised of 17 wholly or joint-ventured owned business units. The businesses are located primarily in Canada and the United States with international operations in Mexico, South America, Europe and Asia. Royal typically enters into strategic joint venture arrangements with local partners in respect of its international operations to gain access to local industry expertise and share related business risks.

The Products Segment is comprised of the following product lines:

       (i) Home Improvement Products, which primarily consist of extruded PVC products, including window and door profiles, decorative mouldings, siding and roofing. These products are primarily sold to fabricators and building product distributors in the United States and Canada and are oriented to the renovation trade.

       (ii) Consumer Products, which consist of a broad range of extruded and injection molded products including window coverings, outdoor storage solutions, fencing, decking, gazebos, housewares and furniture. These products are sold primarily to homeowners through retail home improvement chain stores in the United States and Canada.

       (iii) Construction Products, which consist of pipe and fitting systems, as well as commercial doors. These products are distributed primarily through a network of distributors and contractors in the United States and Canada to the new construction sector of the market.

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

The Support Segment is composed of a series of activities, which are primarily supplied to the Products Segment, to facilitate superior customer service, rapid product development and a low cost structure. The activities of the Support Segment include:

       (i) Materials manufacture, which involves production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw materials utilizing proprietary RoyalEco(TM) technology.

       (ii) Machinery development and manufacture, which involves extrusion equipment, tooling and computerized material handling systems.

       (iii) Services include distribution, Group property management, research and development, as well as certain centralizing of purchasing, finance, administration, sales and marketing functions.

There are no restrictions preventing capital from being transferred to Royal Group Technologies Limited from its subsidiaries and wholly and partially owned entities, with the exception of the repatriation and currency exchange controls of certain countries.

       (a)    Products Segment Subsidiaries

The following is a list of Royal's principal subsidiaries carrying on the business of the Products Segment as of September 30, 2003, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owned by Royal or over which Royal exercises control or direction:

                                                                                PERCENT             PERCENT
                                                        JURISDICTION            OWNERSHIP OF        OWNERSHIP OF NON-VOTING
SUBSIDIARY                                              OF INCORPORATION        VOTING SECURITIES   SECURITIES
------------------------------------------------------------------------------------------------------------------------------
HOME IMPROVEMENT PRODUCTS
------------------------------------------------------------------------------------------------------------------------------
CUSTOM PROFILES
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies Inc.                           Ontario                 100%                100%
- Candor Plastics Co. Division
- Crown Plastics Extrusions Co. Division
- Dominion Plastics Co. Division
- Dynast Plastics Co. Division
- Imperial Plastics Co. Division
- Majestic Plastics Co. Division
- Pillar Plastics Co. Division
- Regal Plastics Co. Division
- Ultimate Plastics Co. Division
- Royal Patio Doors Co. Division
- Royal Dynamics Co. Division
- Royal Foam Co. Division
- Royal Rainware Products Division
------------------------------------------------------------------------------------------------------------------------------
Custom Window Extrusions, Inc.                          Pennsylvania            100%                N/A
------------------------------------------------------------------------------------------------------------------------------
RoyCom Limited                                          Manitoba                60%                 N/A
------------------------------------------------------------------------------------------------------------------------------
King Extrusions Limited                                 Washington              100%                100%
------------------------------------------------------------------------------------------------------------------------------
Royal Quebec Custom Limited                             Quebec                  100%                N/A
- Montreal PVC Division
- Industrial Plastics Division
- Thermoplast Division
------------------------------------------------------------------------------------------------------------------------------
Royal Deluxe Profiles Limited                           Ontario                 55%                 N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Sierra Extrusions, Inc.                           Nevada                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Mouldings Limited                                 Nevada                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
EXTERIOR CLADDING
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies Inc.                           Ontario                 100%                100%
- Boncor Building Products Co. Division
- Royalguard Vinyl Division
- Roytec Vinyl Division
- Royal Building Products Division
- Residential Building Products Division
------------------------------------------------------------------------------------------------------------------------------
CONSUMER PRODUCTS
------------------------------------------------------------------------------------------------------------------------------
WINDOW COVERINGS
------------------------------------------------------------------------------------------------------------------------------
Royal Window Coverings (Canada) Inc.                    Canada                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Window Coverings Ltda.                            Brazil                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Window Coverings (USA) L.P.                       Texas                   100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Novo Europe B.V.                                        Netherlands             100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Window Coverings Mexico, S.A. De C.V.             Mexico                  60%                 N/A
------------------------------------------------------------------------------------------------------------------------------

                                                                                PERCENT             PERCENT
                                                        JURISDICTION            OWNERSHIP OF        OWNERSHIP OF NON-VOTING
SUBSIDIARY                                              OF INCORPORATION        VOTING SECURITIES   SECURITIES
------------------------------------------------------------------------------------------------------------------------------
HOUSEWARE AND FURNITURE
------------------------------------------------------------------------------------------------------------------------------
Royal Alliance Inc.                                     Ontario                 60%                 N/A
- Gracious Living Industries Division
- Royal Injection Division
------------------------------------------------------------------------------------------------------------------------------
OUTDOOR PRODUCTS
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies Inc.                           Ontario                 100%                100%
- Royal Outdoor Products Co. Division
- Prince Plastics Co. Division
------------------------------------------------------------------------------------------------------------------------------
Royal Crown Limited                                     Indiana                 100%                N/A
------------------------------------------------------------------------------------------------------------------------------
CONSTRUCTION PRODUCTS
------------------------------------------------------------------------------------------------------------------------------
PIPE
------------------------------------------------------------------------------------------------------------------------------
Plastic Trends, Inc.                                    Michigan                100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Flex-Lox Pipe Limited                             Ontario                 100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Le-Ron Plastics Inc.                                    Canada                  75%                 N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies Inc.                           Ontario                 100%                100%
- Royal Pipe Co. Division
- Fabtech Co. Division
- Royal Quickstop Fireprotection Systems Co.
  Division
------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL DOORS
------------------------------------------------------------------------------------------------------------------------------
Baron Metal Industries Inc.                             Ontario                 100%                N/A
------------------------------------------------------------------------------------------------------------------------------
ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS
------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
------------------------------------------------------------------------------------------------------------------------------
American Buildings Product Corporation                  Massachusetts           80%                 N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies Inc.                           Ontario                 100%                100%
- Royal Building Technologies Division
------------------------------------------------------------------------------------------------------------------------------
MEXICO
------------------------------------------------------------------------------------------------------------------------------
Royal Building Systems De Mexico, S.A. de C.V.          Mexico                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Group Mexico S.A. de C.V.                         Mexico                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Advanced Profiles, S.A. de C.V.                         Mexico                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------
Royalco S.A.                                            Colombia                50%                 N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies del Sur S.A.                   Argentina               88%                 N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Do Brasil Technologies S.A.                       Brazil                  88%                 N/A
------------------------------------------------------------------------------------------------------------------------------
POLAND
------------------------------------------------------------------------------------------------------------------------------
Royal Europa Sp.Zo.o.                                   Poland                  80%                 N/A
------------------------------------------------------------------------------------------------------------------------------

                                                                                PERCENT             PERCENT
                                                        JURISDICTION            OWNERSHIP OF        OWNERSHIP OF NON-VOTING
SUBSIDIARY                                              OF INCORPORATION        VOTING SECURITIES   SECURITIES
------------------------------------------------------------------------------------------------------------------------------
Royal Hurt, Sp.Zo.o                                     Poland                  80%                 N/A
------------------------------------------------------------------------------------------------------------------------------
PACIFIC
------------------------------------------------------------------------------------------------------------------------------
Royal Building Systems (Shanghai) Limited               China                   85%                 N/A
------------------------------------------------------------------------------------------------------------------------------
Shanghai Royal Real Estate Limited                      China                   68%                 N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Systems Hawaii, Inc.                              Hawaii                  100%                N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Building Systems (Philippines) Limited            Philippines             100%                N/A
------------------------------------------------------------------------------------------------------------------------------


(b)    Support Segment Subsidiaries

The following is a list of Royal's principal subsidiaries carrying on the business of the Support Segment as of September 30, 2003, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owned by Royal, or over which Royal exercises control or direction:

                                                                                PERCENT             PERCENT
                                                        JURISDICTION            OWNERSHIP OF        OWNERSHIP OF NON-VOTING
SUBSIDIARY                                              OF INCORPORATION        VOTING SECURITIES   SECURITIES
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
SUPPORT SEGMENT
------------------------------------------------------------------------------------------------------------------------------
MATERIALS
------------------------------------------------------------------------------------------------------------------------------
Royal Polymers Limited                                         Ontario                100%                     N/A
------------------------------------------------------------------------------------------------------------------------------
Reagens Canada Ltd.                                            Ontario                100%                     N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies Inc.                                  Ontario                100%                    100%
- Royal Plastics Co. Division
- Royal Ecoproducts Co. Division
- Royal Global Co. Division
- Royal Group Resources Co. Division
- RoyalBond Co. Division
- Royal Composites Co. Division
- Royal Capital Stamping Co. Division
------------------------------------------------------------------------------------------------------------------------------
MACHINERY & TOOLING
------------------------------------------------------------------------------------------------------------------------------
Amut S.p.A.                                                     Italy                  74%                     N/A
------------------------------------------------------------------------------------------------------------------------------
Ariostea S.p.A.                                                 Italy                  54%                     N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Group Technologies Inc.                                  Ontario                 100%                   100%
- Royal Machine Manufacturing Co Division
- Royal Tooling Co. Division
------------------------------------------------------------------------------------------------------------------------------
Vinyltech Inc.                                                   Ohio                  80%                     N/A
------------------------------------------------------------------------------------------------------------------------------
SERVICES AND FACILITIES
------------------------------------------------------------------------------------------------------------------------------
Roadex Transport Ltd.                                          Ontario                 100%                    N/A
------------------------------------------------------------------------------------------------------------------------------
Roybridge Investments (USA) Limited                            Delaware                100%                    N/A
------------------------------------------------------------------------------------------------------------------------------
Royal Martingrove-Steeles Properties Limited                   Ontario                 75%                    100%
------------------------------------------------------------------------------------------------------------------------------

       (c)    Non-operating Companies

The following is a list of Royal's principal subsidiaries that are non-operating companies as of September 30, 2003, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owed by Royal, or over which Royal exercises control or direction:

                                                                                PERCENT             PERCENT
                                                        JURISDICTION            OWNERSHIP OF        OWNERSHIP OF NON-VOTING
SUBSIDIARY                                              OF INCORPORATION        VOTING SECURITIES   SECURITIES
------------------------------------------------------------------------------------------------------------------------------
HOLDING
--------------------------------------------------------------------------------------------------------------------------------
Royal Group Sales (USA) Limited                                 Nevada                 100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
1299239 Ontario Limited                                         Ontario                100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
1284825 Ontario Limited                                         Ontario                 60%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Novo Capital, Inc.                                              Nevada                 100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Royal Plastics Group (USA) Limited                             Delaware                100%                     100%
--------------------------------------------------------------------------------------------------------------------------------
R.B.S. (China) Limited                                            BVI                  100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Royal Group (China) Limited                                       BVI                   85%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Royal Real Estate (USA) Limited                                 Nevada                 100%                     100%
--------------------------------------------------------------------------------------------------------------------------------
1429252 Ontario Limited                                         Ontario                100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
1429253 Ontario Limited                                         Ontario                100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Roybridge Inc.                                                Nova Scotia              100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Roybenone Limited                                             Nova Scotia              100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Roybentwo Limited                                             Nova Scotia              100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------
Roybenthree Limited                                             Alberta                100%                     N/A
--------------------------------------------------------------------------------------------------------------------------------

(3)    ORGANIZATIONAL ISSUES

All of Royal's manufacturing activities are conducted through separate entities, each of which operates as a separate profit centre. Activities are structured as such to maximize the manufacturing efficiency and accountability of the production processes while leaving administrative tasks to be performed largely by the corporate office. Royal's executive management centralizes strategic planning, capital allocation, new business and new product development and provides specialized services including raw material and equipment purchasing, general corporate purchasing, as well as technological, marketing, legal, risk management, financial, information systems and human resource expertise.

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

 "VCM" - Vinyl Chloride Monomer - which is the primary raw material used in the production of PVC.

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

Free cash flow (use) is cash flow (earnings before minority interest plus items not affecting cash), less change in non-cash working capital items, less acquisition of property, plant and equipment. Free cash flow is not a recognized measure under Canadian generally accepted accounting principles.

(3)    DEVELOPMENT

Royal began operation in 1970 as a small custom profile extruder, with sales of approximately $270,000 in its first year of existence. Royal has grown to become a vertically integrated manufacturer of technologically advanced, polymer-based home improvement, consumer and construction products, sold primarily in North America and increasingly in international locations.

From its beginnings as a single company with a single extruder, Royal has developed into a group of 75 wholly-owned or joint-ventured operating business units. Today, these businesses are located predominantly in Canada and the United States, with international operations in Mexico, South America, Europe and Asia.

Royal's development accelerated through the 1980's with the introduction of several proprietary patented technological advances. These new technologies allowed Royal to design, build and change intricate tooling more efficiently and economically in order to manufacture more complex profiles that result in superior window systems and other products.

Royal enhanced its vertical integration through the acquisition of Imperial Oil's PVC resin plant located in Sarnia, Ontario at the outset of fiscal 1999. Royal uses the plant's entire capacity of 465 million pounds of resin per year to supply its operating groups. In pursuit of greater efficiency, the production facility was rationalized to limit production to two kinds of resin. The ownership of this facility allows Royal to offer prompt delivery to its customers and to introduce new PVC based products improving its competitive position.

In December 2001, Royal acquired the business of Marley Mouldings LLC ("Marley")(now operating under the name Royal Mouldings Limited), a manufacturer of cellular-foam extrusions, including trim mouldings and components for window and door frames. These products complement Royal's existing products sold through home improvement retail stores and building product suppliers. In addition, the acquisition of Marley's extensive sales and marketing team served to strengthen Royal's position with customers, particularly in the United States.

Royal has evolved from being a leading North American PVC building products extruder, to a manufacturer of technologically advanced polymer-based home improvement, consumer and construction products. Royal has strengthened its marketing capabilities as evidenced by the growth of consumer product sales. Royal has also increased its international presence. In addition, increased vertical integration has helped improve Royal's competitive position.

During fiscal 2001, Royal completed construction of a new industrial complex in Woodbridge, Ontario, comprising 14 plants totalling 4 million square feet. The project enabled consolidation of 24 older plants totalling 1.1 million square feet. The purpose of the new complex was to meet Royal's expected growth needs for several years, while at the same time increasing manufacturing efficiency.

During fiscal 2003, capacity utilization throughout the Group was below levels necessary to attain desired efficiency. Royal has initiated a series of further plant consolidations to improve efficiency.

During the three fiscal years ended September 30, 2003, Royal experienced compound annual sales growth of 7%. Over this three year period, home improvement product sales increased at a compound annual rate of 14%, consumer products at 1%, construction products at 7% and Royal Building Systems and Foreign Operations decreased 5%.

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

The market price for PVC resin, a major raw material consumed by Royal rose substantially in fiscal 2003 as demand for PVC rose at a rate greater than supply and energy costs spiked in the second quarter and remained very high through year end, setting historically high market prices. Royal's integration will serve it well in this environment vis-a-vis non-integrated competitors since VCM/PVC cash margins are projected by the Petrochemical Industry Analysts to increase over the next three years, as well as helping to ensure continuous, ongoing supply. 2004 is expected to see more stable, flatter resin costs versus 2003, with a steady downward trend over the next four years as a result of significant capacity coming on stream in both feedstocks and PVC resin domestically but particularly in traditional Asian export markets.

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

The following chart illustrates the composition of Royal's two operating segments during fiscal 2003:

                    [ROYAL GROUP TECHNOLOGIES LIMITED CHART]

The Support Segment also sells relatively small amounts of non-proprietary products to third parties.

In December 2003, Royal announced that it will change its reporting of Product Group Sales to better reflect refinement of its strategic direction.

As a result of analysis of each of Royal's business activities during fiscal 2003, the Company is reshaping its strategic focus. Royal will increasingly focus on its core home improvement product businesses, as well as certain niches within consumer and construction products markets that provide opportunity for acceptable profitability.

The following chart illustrates the structure of the Products Segment and Support Segment going forward:

                        [ROYAL GROUP TECHNOLOGIES CHART]

                            [PRODUCTS SEGMENT CHART]

During the fiscal year ended September 30, 2003, sales reached $1.885 billion, a decrease from fiscal 2002 sales of $1.915 billion of approximately 2%. Detailed sales by segment and product line are noted as follows:

                      NET SALES BY SEGMENT AND PRODUCT LINE
              (in millions of dollars, except percentage amounts)



SEGMENTS                                                               2003                2002             % CHANGE
--------------------------------------------------------------------------------------------------------------------
HOME IMPROVEMENT PRODUCTS
    Custom Profiles                                                     734                 702                   5%
    Exterior Cladding                                                   309                 300                   3%

CONSUMER PRODUCTS
    Window Coverings                                                    230                 252                  (9%)
    Outdoor Products                                                    143                 144                  (1%)
    Housewares & Furniture                                              108                 117                  (8%)

CONSTRUCTION PRODUCTS
    Pipe & Fittings                                                     222                 212                   5%
    Commercial Doors                                                     26                  25                   4%

ROYAL BUILDING SYSTEMS/FOREIGN OPERATIONS                                96                 105                  (9%)
--------------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTS SEGMENT                                                1,868               1,857                   1%
--------------------------------------------------------------------------------------------------------------------
Materials                                                               430                 434                  (1%)
Machinery & Tooling                                                      60                  63                  (5%)
Services                                                                 91                 118                 (23%)
--------------------------------------------------------------------------------------------------------------------
TOTAL SUPPORT SEGMENT                                                   581                 615                  (6%)
--------------------------------------------------------------------------------------------------------------------
Intra-Group Eliminations                                               (564)               (557)
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED NET SALES                                                1,885               1,915                  (2%)
====================================================================================================================


(2)    THE PRODUCTS SEGMENT

HOME IMPROVEMENT PRODUCTS

CUSTOM PROFILES

       Royal's Custom Profile products continue to represent the largest share of corporate product mix, accounting for 39% of total Royal Group sales. Approximately 80% of Custom Profile sales are extruded PVC window and door framing materials, sold to fabricators of windows and doors. The remainder of custom profile sales consist primarily of exterior and interior decorative trim products, such as baseboard mouldings and entry door brick mouldings. Royal commands the dominant share of the North American vinyl window and door framing marketplace.

       In December 2001, Royal acquired Marley Mouldings Limited, a leading manufacturer of cellular foam mouldings and millwork, head-quartered in Marion, Virginia. Marley has been integrated with Royal Group, producing increasing sales for itself and facilitating sales for other Royal Group companies. Reflecting its successful integration with Royal Group, Marley Mouldings name was changed to Royal Mouldings Limited.

       In response to rising demand for Royal Mouldings innovative decorative exterior and interior trim, Royal expanded its production base to include lines in existing Royal Group plants in Houston, Texas and Toronto, Ontario. With this additional capacity, Royal Mouldings is well positioned to accommodate increased demand for its products.

       Royal is pursuing opportunities to consolidate North American custom profile operations in pursuit of improving returns on invested capital from its largest product line.


EXTERIOR CLADDING

       Royal's Exterior Cladding products are the Group's second largest product line, representing 16% of overall sales. Vinyl siding represents the largest portion of sales, being 70% of overall Exterior Cladding sales. The remainder of sales in 2003 were primarily composed of aluminum soffit and fascia, as well as roofing materials.

       In spite of a slight decline in the size of the market for vinyl siding in fiscal 2003, resulting from a sluggish economy early in the year, the Exterior Cladding business posted a 3% rise in dollar sales. In fact, unit sales were up more, with dollar sales being held back by lower currency exchange rates on siding shipped to the US from Canada.

       In late 2003, Royal added a series of other Royal Group products to the products offered to distributors, including Architectural(TM) vinyl railings and columns. These introductions, along with others contemplated for 2004, provide an enhanced level of added value for distributors.

       In response to anticipated increases in demand for exterior cladding products, Royal plans to add high speed lines in existing manufacturing plants in Canada and the United States.

CONSUMER PRODUCTS

WINDOW COVERINGS

Fiscal 2003 was another challenging year for the Window Coverings business, with a continuation of losses experienced in 2002. A new management team was established in May. All window covering market segments and distribution channels were extensively analyzed early in the year, which prompted the following actions by new management during the latter half of the year:

o      Exit from certain unprofitable US retail programs in Q4 2003.

o      Formulation and implementation of new pricing strategies.

o Discontinuance and disposal of unprofitable product lines, while re-establishing vertical and horizontal blind products as core offerings.

Royal is currently restructuring operations by consolidating plants and reducing its work force where required. Its injection molding facility in Ontario is currently being amalgamated with the Quebec extrusion facility. In 2004, Royal will be streamlining its extrusion and distribution network in the US in pursuit of additional efficiencies.

       Additionally in 2004, Royal intends to strongly focus on marketing innovative window covering products to customers. Royal's new products and product catalogues for each product line will help ensure customers' awareness and accessibility to industry leading components and product finishes; such as ColorWash(TM) louvers, which simulate the look and feel of cloth in an attractive curved vinyl program. Other marketing initiatives for 2004 will include:

o      Curved horizontal and vertical blind vinyl louver programs.

o      Laserlite(TM) vertical and horizontal hardware component programs.

o Royal Trends(TM) and Royal Treasures(TM), our horizontal faux wood and natural wood product lines.

o Valance and Cornice coordinated programs for vertical and horizontal blinds.

Positive EBITDA recorded in the last month of the fiscal year represents a dramatic turnaround from losses recorded earlier in the year.


OUTDOOR PRODUCTS

Royal Group's Outdoor Products business includes outdoor storage, fencing, decking and railing product lines. In fiscal 2003, approximately half of Outdoor Products sales were outdoor storage systems, with the other half primarily being fence, deck and rail products.

       Overall, unit sales of Outdoor Products were up significantly in fiscal 2003, with dollar sales down by 1%, as a result of a lower rate of currency exchange on shipments made to the United States from plants in Canada.

       The wood alternative segment of the fence, deck and rail marketplace has grown at an extremely high rate over the past two years, as some types of pressure treated wood have begun to be phased out. Market research studies show that plastic or composite fence, deck and rail systems now have 15% share of the overall market for fence, deck and rail. These same studies confirm that plastic or composite systems have grown at a rate well in excess of 30% over the past two years.

       Royal has established a new sales and marketing position at Royal Group head office responsible for leading and coordinating all aspects of sales and marketing for our many fence, deck and rail products.

       Royal's outdoor storage product offering has been enhanced in recent months, with a line of upscale, Tudor-styled sheds, simulating the look of wood and sporting attractive roof pitches and gables. The many variations of this upscale series of storage sheds, are expected to open up distribution opportunities with new and existing retailer customers.

       In 2004, Royal plans to begin an aggressive communication and advertising campaign to promote their stylish, durable and maintenance-free outdoor home improvement products with home owners. The campaign will be launched with the slogan "Discover Outdoor Living in Royal Style(TM)".


HOUSEWARES & FURNITURE

       During 2003, Gracious Living experienced a decline in sales of its Housewares and Furniture products for the first time in its history. Sales were impacted by a combination of the slower US economy, intensified competitive pressures and a strengthening of the Canadian dollar. The decline in sales was tempered by new product introductions, as well as a continuing strong retail presence in some of North America's largest retailers, including Walmart, Lowes, Home Depot, Target and Canadian Tire.


CONSTRUCTION PRODUCTS

PIPE AND FITTINGS

       Royal Pipe Systems faced a challenging business environment during 2003. Against a backdrop of wet weather conditions in parts of Canada, a sluggish US economy and continuing competitive pressures, Royal Pipe Systems still achieved sales growth of 5% over the prior year on a dollar basis.

       The market for plastic pipe and fittings continues to expand with plastic gaining approvals and specifications over traditional materials such as concrete and iron. In 2004, Royal Pipe Systems will be introducing larger diameters of innovative profile pipe to meet the needs of this continually expanding market.


       Prior investments in product developments that have enabled the launch of new non-commodity products gave rise to a small increase in market share in 2003. It is these introductions of leading-edge products that should underpin the future growth of Royal's Pipe and Fittings business.

COMMERCIAL DOORS

       Royal Group's Commercial Door product offering includes steel doors and frames used in commercial and industrial settings. In 2003, Royal expanded its line of value-added doors to include stainless steel, acoustic and lead lined doors and frames.


ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS

       During 2003, Royal implemented strategies to reposition Royal Building Systems and Foreign Operations. This group sells components of The Royal Building System(TM) and building products that are manufactured in foreign operations.

       Royal has focused its foreign operations increasingly on developing markets for building products, including PVC window profiles, siding and fencing, while continuing to offer The Royal Building System(TM) as one product in the line-up. Royal has focused its development efforts on foreign operations in Mexico, China and Poland, as it is believed these markets will offer the greatest near-term potential.

       In the future, Royal will report sales for this product category within its other building product categories, reflecting the shift in its strategies toward emphasis of development of foreign markets for all of Royal's building products.

The following table outlines information relating to manufacturing and distribution facilities operated by the Products Segment as of September 30, 2003:



           PRODUCT LINE                         PRIMARY LOCATIONS                SQUARE FOOTAGE    PERCENTAGE OWNED(1)
----------------------------------------------------------------------------------------------------------------------
Home Improvement Products
                                                                                   4,758,088             90.8%
Custom Profiles                     Ontario, Quebec, Manitoba, Washington,
                                    Indiana, Pennsylvania, Nevada, Virginia,
                                    Tennessee, Texas
                                                                                   1,107,725             69.4%
Exterior Cladding                   Ontario, Tennessee, Alberta, Nova
                                    Scotia, Quebec, British Columbia,
                                    Manitoba, Newfoundland, Poland
Consumer Products
                                                                                   1,430,908             60.9%
Window Coverings                    Ontario, Quebec, Florida, California,
                                    Mexico, Texas, Illinois, New Jersey,
                                    Netherlands, Brazil
                                                                                     735,803             94.2%
Outdoor Products                    Ontario
                                                                                     528,800              100%
Housewares & Furniture              Ontario
Construction Products

Pipe & Fittings                     Ontario, British Columbia, Michigan,             700,726             84.3%
                                    Alberta, Quebec, Manitoba

Doors                               Ontario                                          147,662                0%

Royal Building Systems              Ontario, Argentina, Brazil, Mexico,            1,720,226             77.7%
and Foreign Operations              Poland, Colombia, China                      -----------

TOTAL                                                                              11,129,938
                                                                                 ============


Note (1): No facilities are subject to major third party encumbrances
          (mortgages). Calculated on the basis of square footage.

(3)    SUPPORT SEGMENT


The Support Segment comprises several activities, which are primarily supplied to the Products Segment. These activities are designed to facilitate a low cost structure, superior customer service and rapid product development.

The activities of the Support Segment include:

       (i) Materials manufacture involving production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw materials utilizing proprietary RoyalEco(TM) technology.

       (ii) Machinery/tooling development and manufacture involves extrusion equipment, tooling and computerized material handling systems.

       (iii) Services include distribution, Group property management, research and development, as well as certain centralizing of purchasing, finance, administration, sales and marketing functions.


MATERIALS

       During 2003, as part of its continuous improvement program at the PVC resin plant, Royal initiated a series of process improvements. These improvements have allowed Royal to increase its capacity to produce PVC resin. Royal's vertical integration continues to provide a more steady base of raw materials, vis-a-vis its non-integrated competitors.

       During the course of the year, Royal began to implement enterprise management systems and technologies that will enable it to more precisely gear raw materials production to orders being received by product producing plants. These actions should facilitate inventory reductions and increased customer service in future years.

       In 2003, a series of raw material initiatives were undertaken by the Support Segment to assist with development of new products. These initiatives included a number of material recycling programs. Royal's integrated materials operations help it to develop new products.

       During the year, Royal continued to develop materials that further enhance the productivity and efficiency of the entire Group. Royal is now experiencing increased line speeds in many plants as a result of these developments.


MACHINERY AND TOOLING

       In fiscal 2003, Royal continued to focus its machinery and tooling operations on servicing existing equipment and improving technologies utilized throughout the Group. Royal also undertook to re-deploy machinery and tooling within the Group to more fully utilize its manufacturing infrastructure and improve efficiencies in the future.

       Royal made significant advancements with extrusion tooling technologies in 2003, which have enabled increases in line speeds. These new tooling technologies are currently being deployed throughout the Group, helping Royal to improve efficiencies and equipment utilization in the future.

       Royal's operations that manufacture machinery were increasingly engaged in selling equipment to third parties during 2003. This helped Royal utilize the capacity that had been dedicated to provision of equipment to Royal during previous years of expansion.


SERVICES

       In 2003, the Support Group contributed to reduction of operating expenditures through implementation of a water conservation program. This conservation program helped Royal to record a reduction in the level of water consumption within the Group during 2003. In addition, Royal partially shielded itself from escalating electricity costs through a forward pricing arrangement that was established in the previous year.

       Royal's distribution centers will increasingly become a key element of its competitive advantage, as Royal rolls out marketing programs that bundle multiple products. Royal has begun to utilize its distribution center to ship multiple Consumer Products to home improvement retailers. With the launch of a multi-product new home builder program in 2004, Royal will explore use of the distribution center to coordinate multiple product shipments to distributors.

       Improvement of finished product distribution logistics will be a focus for Royal in 2004. Royal has opportunities to further improve customer service and reduce delivery costs, but must undertake disciplined analyses to facilitate these betterments.

       As Royal makes the transition that involves more aggressive marketing of its products, a number of initiatives are being undertaken corporately to facilitate more coordinated product marketing. One of these initiatives is the launch of a new home builder program. This should help to increase interest and awareness in a broad range of Royal Group's products through multi-product advertisements, trade shows, direct mailing campaigns and a coordinated web presence. Another important marketing initiative is the creation and leverage of Royal Group brand identity, involving the use of Royal's corporate anchor brand along with its broad family of product brands.

The following table outlines information relating to the facilities operated by the Support Segment as of September 30, 2003:



SUPPORT OPERATION                    PRIMARY LOCATIONS             SQUARE FOOTAGE              PERCENTAGE OWNED(1)
------------------------------------------------------------------------------------------------------------------
Materials                                 Ontario                      1,087,949                     94.3%

Machinery and Tooling              Ontario, Italy, Ohio                  394,256                     46.4%

Services                                  Ontario                        536,845                     100%
                                                                       ---------
TOTAL                                                                  2,019,050
                                                                       =========
------------------------------------------------------------------------------------------------------------------

Note 1: No facilities are subject to major third party encumbrances (mortgages). Calculated on the basis of square footage.

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

Royal also faces competition from other manufacturers of vinyl products including Micron, Certain Teed Corp., Deceunick and VEKA Inc. in the window profile market, Hunter Douglas, Spring Industries, Inc., Nienmade and Levelor in the window coverings market, Owens Corning and Alcoa Building Products for the siding market and Ipex Inc., Rehau Inc. and JM Manufacturing Co. in the pipe market. Some of these companies are larger than Royal in certain product categories and regions and therefore may be capable of sustained price competition in those lines and may be better positioned to respond to shifts in the marketplace. Low cost foreign competitors are a threat to Royal's cost structure. Royal, however, enjoys competitive advantages, including its ability to meet low cost competition and to offer enhanced customer services due to its high degree of vertical integration and its high product quality as a result of its manufacturing and technological capabilities and proprietary processes, tooling and machinery, and research and development activities.

(5)    OTHER DISCLOSURES

RESEARCH AND DEVELOPMENT

Management estimates that the equipment, materials and labour costs associated with research and development activities for fiscal 2003 were approximately $15.0 million. Substantially all of these expenditures should be eligible for the Scientific Research and Experimental Development Program under the Income Tax Act (Canada).

INTELLECTUAL PROPERTY

Royal is the holder of numerous patents on both products and processes in North America and globally. While these patents are an important asset, no individual patent is considered to be material to Royal. Royal is both a licensee and licensor of technologies, none of which are considered to be material to Royal. Royal also utilizes a number of trademarks and trade names in the marketing of its products in various jurisdictions, including Royal's Crown symbol. Trademarks and intellectual property rights associated with Royal's products are considered to be important assets of Royal and are defended vigorously where appropriate. Royal owns a number of domain names which may be used in connection with its online business.

IMPACT OF GOVERNMENT REGULATIONS

Historically, government regulations have not had a material impact on Royal's business.

HUMAN RESOURCES

The following table sets forth information on Royal's employment data as at September 30, 2003. The actual number of employees may vary by 5 to 10% during the year due to the seasonal nature of the building products industry.

                        ROYAL GROUP TECHNOLOGIES LIMITED
                               NUMBER OF EMPLOYEES

                                 MANUFACTURING DIRECT AND    SELLING AND ADMINISTRATIVE
SEGMENT                             INDIRECT EMPLOYEES                EMPLOYEES                 TOTAL EMPLOYEES
---------------------------------------------------------------------------------------------------------------
2003
Products                                   6,965                        1,344                        8,309
Support                                      731                          232                          963
                                           -----                        -----                        -----
TOTAL                                      7,696                        1,576                        9,272
                                           =====                        =====                        =====
---------------------------------------------------------------------------------------------------------------


As at September 30, 2003, there were approximately 921 Royal employees covered by various collective agreements. Royal continues to have positive relations with its employees, including those covered by collective agreements.

Royal and its subsidiaries have set aside/accrued $20.3 million to provide pension, retirement or similar benefits to its employees or former employees. Royal does not have a pension plan and of its 75 business units, only 3 have pension plans.

SEASONALITY

Royal's fiscal year end is September 30. Given the seasonal nature of the building products industry, approximately 30% of consolidated sales have been recorded in each of the third and fourth quarters, while approximately 20% of its annual consolidated sales have been recorded in each of the first and second quarters.

Royal's consolidated sales by quarter for each of the fiscal years 2001 through 2003 are as follows:

                        ROYAL GROUP TECHNOLOGIES LIMITED
                          CONSOLIDATED SALES BY QUARTER
              (in thousands of dollars, except percentage amounts)

                                 Q1                  Q2                 Q3                  Q4                Total
--------------------------------------------------------------------------------------------------------------------
2003 SALES                    $421,312            $412,283           $525,024            $526,778         $1,885,397
% OF TOTAL SALES                 22.3%               21.9%              27.9%               27.9%               100%
--------------------------------------------------------------------------------------------------------------------
2002 SALES                    $384,220            $404,744           $579,330            $546,936         $1,915,230
% OF TOTAL SALES                 20.0%               21.1%              30.3%               28.6%               100%
--------------------------------------------------------------------------------------------------------------------
2001 SALES                    $353,648            $334,043           $506,949            $474,396         $1,669,036
% OF TOTAL SALES                21.19%              20.01%             30.37%              28.43%               100%
--------------------------------------------------------------------------------------------------------------------

Quarterly sales by Segment and Product Line for fiscal 2003 and 2002 are set out in the two following tables:

                        ROYAL GROUP TECHNOLOGIES LIMITED
                   QUARTERLY SALES BY SEGMENT AND PRODUCT LINE
                                      2003
                            (in millions of dollars)




                                                                          Q1              Q2           Q3          Q4
---------------------------------------------------------------------------------------------------------------------
PRODUCTS SEGMENT
Home Improvement:
    Custom Profiles                                                      176             149          198         211
    Exterior Cladding                                                     69              65           84          91
                                                                       -----           -----        -----       -----
Subtotal                                                                 245             214          282         302
---------------------------------------------------------------------------------------------------------------------
Consumer:
    Window Coverings                                                      54              55           64          57
    Outdoor Products                                                      16              24           58          45
    Housewares & Furniture                                                23              32           35          18
                                                                       -----           -----        -----       -----
Subtotal                                                                  93             111          157         120
---------------------------------------------------------------------------------------------------------------------
Construction:
    Pipe & Fittings                                                       48              45           60          69
    Commercial Doors                                                       7               7            6           6
                                                                       -----           -----        -----       -----
Subtotal                                                                  55              52           66          75
---------------------------------------------------------------------------------------------------------------------

Royal Building Systems and Foreign Operations                             25              20           24          27
                                                                       -----           -----        -----       -----

---------------------------------------------------------------------------------------------------------------------

TOTAL PRODUCTS SEGMENT                                                   418             397          529         524
                                                                       -----           -----        -----       -----

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
SUPPORT SEGMENT
Materials                                                                100             102          118         110
Machinery & Tooling                                                       12              18           14          16
Services                                                                  21              22           22          26
                                                                       -----           -----        -----       -----
TOTAL SUPPORT SEGMENT                                                    133             142          154         152
                                                                       -----           -----        -----       -----
---------------------------------------------------------------------------------------------------------------------

INTRA-GROUP ELIMINATIONS                                               (130)           (126)        (158)       (150)
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED NET SALES                                                   421             413          525         526
                                                                       =====           =====        =====       =====
---------------------------------------------------------------------------------------------------------------------



                        ROYAL GROUP TECHNOLOGIES LIMITED
                   QUARTERLY SALES BY SEGMENT AND PRODUCT LINE
                                      2002
                            (in millions of dollars)



                                                                         Q1               Q2          Q3          Q4
---------------------------------------------------------------------------------------------------------------------
PRODUCTS SEGMENT
Home Improvement:
    Custom Profiles                                                      131             152          211         208
    Exterior Cladding                                                     63              59           86          92
                                                                       -----           -----        -----       -----
Subtotal                                                                 194             211          297         300
---------------------------------------------------------------------------------------------------------------------
Consumer:
    Window Coverings                                                      60              61           71          60
    Outdoor Products                                                      16              25           56          47
    Housewares & Furniture                                                23              37           36          21
                                                                       -----           -----        -----       -----
Subtotal                                                                  99             123          163         128
---------------------------------------------------------------------------------------------------------------------
Construction:
    Pipe & Fittings                                                       43              39           69          61
    Commercial Doors                                                       6               6            6           7
                                                                       -----           -----        -----       -----
Subtotal                                                                  49              45           75          68
---------------------------------------------------------------------------------------------------------------------
Royal Building Systems and Foreign Operations                             27              19           26          33
                                                                       -----           -----        -----       -----

---------------------------------------------------------------------------------------------------------------------
TOTAL PRODUCTS SEGMENT                                                   369             398          561         529
                                                                       -----           -----        -----       -----

---------------------------------------------------------------------------------------------------------------------
SUPPORT SEGMENT
Materials                                                                 99              94          109         132
Machinery & Tooling                                                       17              14           16          16
Services                                                                  32              29           26          31
                                                                       -----           -----        -----       -----
TOTAL SUPPORT SEGMENT                                                    148             137          151         179
                                                                       -----           -----        -----       -----

---------------------------------------------------------------------------------------------------------------------

INTRA-GROUP ELIMINATIONS                                               (133)           (130)        (133)       (161)
---------------------------------------------------------------------------------------------------------------------
CONSOLIDATED NET SALES                                                   384             405          579         547
                                                                       =====           =====        =====       =====

---------------------------------------------------------------------------------------------------------------------

ENVIRONMENTAL CONSIDERATIONS

The geographic breadth of the Company's facilities subject it to environmental laws, regulations and guidelines in a number of jurisdictions including Canada, the United States, Mexico, Italy, Poland, China, Columbia, Argentina and Brazil. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process and the disposal of wastes.

The Company's efforts to ensure environmental compliance include the review of its operations on an ongoing basis utilizing in-house staff and on a selective basis by specialized environmental consultants. Environmental assessments are conducted as part of the Company's due diligence review prior to the completion of acquisitions.

Based on recent experience and current projections, environmental protection requirements are not expected to have a material effect on the Company's business, capital expenditures, operations or financial position.

RAW MATERIALS

The principal raw material used by Royal is PVC resin. PVC prices tend to be cyclical based on industry demand and supply factors. As PVC is 56% chlorine-based (derived from widely available rock salt) and only 44% hydrocarbon-based, its prices are not as significantly influenced as are other plastic materials by movements in oil and gas prices and ethylene prices.

The market price for PVC resin, a major raw material consumed by Royal rose substantially in fiscal 2003 as demand for PVC rose at a rate greater than supply and energy costs spiked in the second quarter and remained very high through year end, setting historically high market prices. Royal's integration will serve it well in this environment vis-a-vis non-integrated competitors since VCM/PVC cash margins are projected by the Petrochemical Industry Analysts to increase over the next three years, as well as helping to ensure continuous, ongoing supply. 2004 is expected to see more stable, flatter resin costs versus 2003, with a steady downward trend over the next four years as a result of significant capacity coming on stream in both feedstocks and PVC resin domestically but particularly in traditional Asian export markets.

ITEM 5.  SELECTED CONSOLIDATED FINANCIAL INFORMATION

This section should be read in conjunction with Royal's consolidated financial statements for the years ended September 30, 2003 and 2002.

(1)      ANNUALLY

The table below presents selected financial information for Royal for the previous five fiscal years.

                        ROYAL GROUP TECHNOLOGIES LIMITED
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                        FOR THE YEARS ENDED SEPTEMBER 30
                                    (AUDITED)
             (in thousands of dollars, except per share amounts)(1)





                                 2003              2002                  2001              2000               1999
---------------------------------------------------------------------------------------------------------------------
Net Sales                        $1,885,397         $1,915,230        $1,669,036         $1,549,481        $1,282,004
---------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)              $(58,211)(9)       $  131,016(6,7,8)   $117,438(3)        $169,117          $149,969
---------------------------------------------------------------------------------------------------------------------


                                 2003              2002               2001              2000               1999
----------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)
per Share-Basic(4)                  $(0.62)              $1.42(6,7,8)      $1.29(3)           $1.95             $1.75
----------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) per             $(0.62)              $1.40(6,7,8)      $1.27(3)           $1.89(5)          $1.68(5)
Share--Diluted(4)
----------------------------------------------------------------------------------------------------------------------
Total Assets                     $2,530,454         $2,833,967        $2,694,311         $2,539,036        $1,980,358
----------------------------------------------------------------------------------------------------------------------
Net Assets                       $1,365,412         $1,496,674(8)     $1,361,687         $1,236,222          $913,201
----------------------------------------------------------------------------------------------------------------------
Capital Stock                      $632,711           $632,697          $608,776           $605,712          $450,708
----------------------------------------------------------------------------------------------------------------------
Long Term Debt                     $383,332           $447,290(8)       $544,861           $547,210          $577,431
(Excluding Current
Portion)
----------------------------------------------------------------------------------------------------------------------
Dividend(2)                              --                 --                --                 --                --
----------------------------------------------------------------------------------------------------------------------

No extraordinary items were recorded in any of the periods noted above.

Note 1: Monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. All revenue and expenses denominated in U.S. dollars are translated at average rates in effect during the year. Translation gains and losses are included in the consolidated statements of operations, except those relating to the translation of long-term debt, which are deferred and amortized on a straight-line basis over the term of the debt.

Note 2:  See (3) Dividend Policy-below.

Note 3: Includes working capital charge of $32 million before tax, or $0.24 per share after tax.

Note 4: Net Earnings, Net Earnings Per Share (Basic & Diluted) materially reflect results from continuing operations.

Note 5: 1999 to 2000 diluted Net Earnings Per Share restated for adoption of the treasury method of calculating diluted weighted average number of shares in 2001.

Note 6: Includes capital equipment charge of $23.5 million before tax, or $0.18 per share after tax.

Note 7: Royal adopted section 3062 of the CICA handbook in fiscal 2002 and no longer amortizes goodwill, which represented $5.9 million or $0.06 per share for the full year fiscal 2001.

Note 8:  Fiscal 2002 has been restated for the adoption of CICA handbook section 1650.

Note 9: Includes non-cash charges recorded in cost of sales and operating expenses of $158.2 million before tax.


Basic and diluted net earnings per share have been calculated using the following weighted average and maximum dilutive number of shares outstanding, respectively:

                                         2003               2002           2001             2000             1999
                                      ----------       ----------       ----------       ----------       ----------
Weighted Average Shares               93,219,925       92,574,936       90,869,248       86,929,410       85,862,042
Maximum Dilutive Shares(1)            93,219,925       93,515,736       92,802,214       89,614,144       89,195,000

Note 1: 1999 and 2000 diluted net earnings per share have been restated for adoption of the treasury method of calculating diluted weighted average number of shares in 2001.

(2)      QUARTERLY

Sales and income history on a quarterly basis for the previous two fiscal years is tabulated as follows:


                        ROYAL GROUP TECHNOLOGIES LIMITED
                  QUARTERLY CONSOLIDATED SALES AND INCOME DATA
               (in thousands of dollars, except per share amounts)

FOR FISCAL QUARTER ENDED           TOTAL           DEC 31 Q1      MAR 31 Q2       JUN 30 Q3       SEPT 30 Q4
-------------------------------------------------------------------------------------------------------------
2003                            $1,885,397         $421,312       $412,283         $525,024         $526,778
Net Sales
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss)               ($58,211)(4)      $15,937         $5,521          $(1,645)        $(78,024)
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Per
Share-Basic                         $(0.62)           $0.17          $0.06           $(0.02)          $(0.84)
-------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Per
Share-Diluted                       $(0.62)           $0.17          $0.06           $(0.02)          $(0.84)
-------------------------------------------------------------------------------------------------------------
2002
Net Sales                       $1,915,230         $384,220       $404,744         $579,330         $546,936
-------------------------------------------------------------------------------------------------------------
Net Earnings                      $131,016(1,2,3)   $25,331        $26,671          $56,846          $22,168(1)
-------------------------------------------------------------------------------------------------------------
Net Earnings Per Share - Basic       $1.42(1,2,3)     $0.28          $0.29            $0.61            $0.24(1)
-------------------------------------------------------------------------------------------------------------
Net Earnings Per Share -
Diluted                              $1.40(1,2,3)     $0.27          $0.28            $0.60            $0.24(1)
-------------------------------------------------------------------------------------------------------------

No extraordinary items were recorded in each of the periods noted above.

Note 1: Includes capital equipment charge of $23.5 million before tax, or $0.18 per share after tax.

Note 2: Royal adopted section 3062 of the CICA handbook in fiscal 2002 and no longer amortizes goodwill, which represented $5.9 million or $0.06 per share for the full year fiscal 2001.

Note 3:  Fiscal 2002 has been restated for the adoption of CICA handbook section 1650.

Note 4: Includes non-cash charges recorded in cost of sales and operating expenses of $158.2 million before tax.

Basic and diluted earnings per share have been calculated using the following weighted average and maximum dilutive number of shares outstanding, respectively:

                                             2003                           2002
                                          ----------                     ----------
Weighted Average Shares                   93,219,925                     92,574,936
Maximum Dilutive Shares                   93,219,925                     93,515,736

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

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to Management's Discussion and Analysis on pages 20 through 25 of the Company's 2003 annual report, which is incorporated herein by reference.

ITEM 7.  MARKET FOR SECURITIES

Royal's Subordinate Voting Shares are listed on The Toronto Stock Exchange ("TSX") and on the New York Stock Exchange ("NYSE") under the symbol "RYG".

ITEM 8.  DIRECTORS AND OFFICERS

The following table identifies the directors of Royal, their committee memberships, their occupation and the percentage of each share class, beneficially owned, directly or indirectly, or over which control or direction is exercised, as of February 16, 2004. The directors were last elected on February 20, 2003 and are elected on an annual basis.





   NOMINEES FOR ELECTION AS         FIRST BECAME          COMMITTEE       PRINCIPAL OCCUPATION AND OTHER     SHARES OWNED OR OVER
           DIRECTOR                   DIRECTOR          MEMBERSHIP(1)       PUBLIC ISSUER DIRECTORSHIPS        WHICH CONTROL OR
                                                                                       HELD                      DIRECTION IS
                                                                                                               EXERCISED(2) (3)
                                                                                                                       %
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Vic De Zen                      November 25, 1994            N/A          Chairman                         100% MVS (4)

Vaughan, Ontario                                                          Former Chief Executive Officer   0.01% SVS
                                                                          of the Corporation
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Douglas Dunsmuir                November 25, 1994            N/A          Chief Executive Officer(5) and   1.5% SVS
                                                                          President
Toronto, Ontario
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Ron Goegan                      December 14, 2001            N/A          Senior Vice-President and        0.01% SVS
                                                                          Chief Financial Officer
Sharon, Ontario
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Gwain Cornish                   November 25, 1994            N/A          Senior Vice-President            0.05% SVS

Campbellville, Ontario
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Ralph Brehn                     May 2, 1995                   AC          Former President of Hunter       0.01% SVS
                                                                          Douglas Canada Ltd. (Building
Ste. Agathe Nord, Quebec                                                  Products Company)
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Irvine Hollis                   May 2, 1995             NC (Chair), CC    Former President of Duracell     0.01% SVS
                                                                          Inc. (Consumer Products
Chatsworth, Ontario                                                       Company)

                                                                          Presently Management
                                                                          Consultant,  I Hollis
                                                                          Management Consultants Inc.
                                                                          (Advises Start-up Businesses)
------------------------------- --------------------- ------------------- -------------------------------- ------------------------



   NOMINEES FOR ELECTION AS         FIRST BECAME          COMMITTEE       PRINCIPAL OCCUPATION AND OTHER     SHARES OWNED OR OVER
           DIRECTOR                   DIRECTOR          MEMBERSHIP(1)       PUBLIC ISSUER DIRECTORSHIPS        WHICH CONTROL OR
                                                                                       HELD                      DIRECTION IS
                                                                                                               EXERCISED(2) (3)
                                                                                                                       %
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Robert E. Lamoureux             November 18, 2003       AC (Chair), NC    Former partner and National      None
                                                                          Leader of
Toronto, Ontario                                                          PricewaterhouseCoopers'
                                                                          Corporate Governance Practice
                                                                          (Auditors)
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
James Sardo                     November 18, 2003           CC, NC        Former President of Canadian     0.01% SVS
                                                                          operations of Moore
Mississauga, Ontario                                                      Corporation Ltd. (Business
                                                                          Forms Company)

                                                                          Presently Director -
                                                                          Hydrogenics Corporation (TSX,
                                                                          NASDAQ) (Hydrogen Fuel Cell
                                                                          and Test Equipment Company),

                                                                          Trustee/Director - UE Water
                                                                          Heater Income Fund (TSX)
                                                                          (Water Heater Rental
                                                                          Business), Trustee - CDI
                                                                          Income Fund (TSX) (Direct
                                                                          Marketer and Manufacturer of
                                                                          Custom Checks)
------------------------------- --------------------- ------------------- -------------------------------- ------------------------
Ronald Slaght                   November 25, 1994       CC (Chair), AC    Partner, Lenczner Slaght Royce   0.04% SVS
                                                                          Smith Griffin (Barristers)
Toronto, Ontario
=============================== ===================== =================== ================================ ========================


Note(1):   "AC" refers to the Audit Committee;
           "CC" refers to the Compensation Committee; and "NC" refers to the Nomination and Corporate Governance Committee.

Note(2): "MVS" refers to Multiple Voting Shares and "SVS" refers to Subordinate Shares.

Note(3): Directors are required to own a minimum of 1,500 Subordinate Voting Shares within one year from the date of their appointment as a Director.

Note(4): Mr. De Zen exercises control or direction over 100% of the Multiple Voting Shares of Royal Group and thereby exercises control over Royal Group.

Note(5): The Chief Executive Officer is required to own a minimum of 50,000 Subordinate Voting Shares within two years of his appointment.

On November 19, 2003, Royal announced the addition of two additional Independent Directors to its Board of Directors and certain of its Board's sub-committees. The two new appointments serve to fill the vacancy left by Greg Sorbara as a result of his appointment as Minister of Finance for the Government of Ontario, as well as to increase the number of Independent Directors on the Board such that the Board is now comprised of a majority of Independent Directors.

Mr. James Sardo accepted appointment as a Director on the Company's Board, as well as a member on both the Board's Compensation Committee and its Nomination and Corporate Governance Committee. Mr. Sardo, who is currently acting as a Corporate Director for various organizations, has acted in executive positions for various companies since 1991 including Chief Executive Officer at SNE, Inc, one of the largest window manufacturers in the U.S., and Amre Inc., one of the largest home improvement window and siding companies in the U.S. Prior to that, Mr. Sardo had a 26 year career with Bridgestone / Firestone Inc. Mr. Sardo also has had human resource experience as a Chairman or member of Compensation Committees on other boards.

Mr. Robert Lamoureux, C.A. accepted appointment as a Director on the Company's Board, as well as a member on the Board's Nomination and Corporate Governance Committee and the Chair of the Board's Audit Committee. Mr. Lamoureux, formerly a partner and National Leader of PricewaterhouseCoopers Corporate Governance Practice, was appointed partner in 1981. Mr. Lamoureux was an audit partner for nearly twenty years and previously led PricewaterhouseCooper's Financial Services, Internal Audit practice and was also involved in providing risk management services. Mr. Lamoureux has also been a member of C.I.C.A.'s Auditing Standards Board, as well as various OSFI and IFIC advisory committees. He is a director of the Institute of Corporate Directors and Chair of its Ontario Chapter. He has written and spoken extensively on corporate governance.

Both Mr. Sardo and Mr. Lamoureux are members of the Institute of Corporate Directors.

The following are brief biographies of the senior management team, during fiscal 2003:

VIC DE ZEN, acted as Chairman of the Board and Chief Executive Officer. Royal has grown to become North America's largest extruder of PVC building products through the vision and leadership of Mr. De Zen. Originally a tool and die maker by trade, Mr. De Zen is a recognized leader in his field. Mr. De Zen became Co-Chief Executive Officer in September, 2003 and retired in December of 2003 as Co-Chief Executive Officer, retaining the position of Chairman, but in a non-executive capacity.

DOUGLAS DUNSMUIR, served as President. Mr. Dunsmuir joined Royal in 1986 as its General Counsel, and has been involved with Vic De Zen in strategic planning, operational management as well as negotiation of all of Royal's major transactions since joining the Company. He has personally overseen the execution of Royal's international market penetration strategies. Mr. Dunsmuir became President of Royal in March, 2002, Co-Chief Executive Officer in September, 2003, and Chief Executive Officer in December 2003.

RONALD GOEGAN, has been Chief Financial Officer since December 1, 2001 and was appointed Senior Vice-President in September, 2003. Mr. Goegan joined Royal in 1990 as Director of Corporate Finance, becoming Vice President of Corporate Finance when Royal became a public company in 1994.

GWAIN CORNISH, has served as Senior Vice President since joining Royal in 1987. Mr. Cornish is involved with major raw material purchasing marketing, research and development, operations management and strategic planning. From 1971 to 1986 he was with the BF Goodrich Chemical Company attaining the position of Vice President of Sales and Director of the Board.

ANGELO BITONDO, was appointed Senior Vice-President Operations in September, 2003. Prior to that Mr. Bitondo had served as Executive Vice-President of Royal's Royal Building Technologies Division since 1992. He resides in Vaughan, Ontario.

LU GALASSO, serves as Vice President and Director of Taxation. His primary responsibilities include international and domestic tax planning and coordination of income tax compliance matters. He resides in Toronto, Ontario.

As of September 30, 2003, the directors and senior management team, as a group, beneficially owned, directly or indirectly or exercised control or direction over 15,935,444 Multiple Voting Shares representing 100% of the issued and outstanding Multiple Voting Shares and 1,263,101 Subordinate Voting Shares representing approximately 2% of the issued and outstanding Subordinate Voting Shares.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the year ended September 30, 2003, Royal sold products to companies related to shareholders totalling $1,650,000 which was at fair market value. Except for such transactions, no director, senior officer, principal shareholder or other insider of Royal, nor any associate or affiliate thereof, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect Royal, its affiliates or any of their collective subsidiaries.

ITEM 9.  ADDITIONAL INFORMATION

Royal will provide to any person or company, upon request to the Corporate
Secretary:

(a) When securities of Royal are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus,

         (i) one copy of Royal's Annual Information Form, together with a copy of any document or pertinent pages of any document, incorporated by reference in the Annual Information Form,

         (ii) one copy of the comparative financial statements of Royal for its most recently completed financial year together with accompanying report of the auditor and one copy of the most recent interim financial statements of Royal subsequent to the financial statements for its most recently completed financial year,

         (iii) one copy of Royal's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

         (iv) one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and not required to be provided under
                  (i) to (iii) above; or

(b)      At any other time, one copy of any document referred to in clauses (a)
         (i), (ii) and (iii) above, provided that Royal may require payment of a reasonable charge if the request is made by a person who is not a security holder of Royal.

         Additional information including officers' and directors' remuneration and indebtedness, principal holders of Royal's securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in Royal's Management Proxy Circular, dated January 23, 2004 which is hereby incorporated by reference. Additional financial information is provided in Royal's consolidated financial statements for the year ended September 30, 2003 which are hereby incorporated by reference.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


A.       UNDERTAKING

                  Royal Group Technologies Limited (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (the "SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.


B.       CONSENT TO SERVICE OF PROCESS

                  The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Subordinate Voting Shares

                       DISCLOSURE CONTROLS AND PROCEDURES

A.       EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

                  The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. The Registrant's Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

B.       CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

                  There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT

                  The Registrant's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Robert Lamoureux has been determined to be such audit committee financial expert and is independent (as such term is defined by the New York Stock Exchange's corporate governance standards applicable to the Registrant).

                  The SEC has indicated that the designation of Robert Lamoureux as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

                                 CODE OF ETHICS

                  The Registrant has adopted a Code of Business Conduct and Ethics (included as Exhibit 6 to this report) that applies to all directors, officers and employees of the Registrant.

                                   SIGNATURES


                  Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                     ROYAL GROUP TECHNOLOGIES LIMITED


Date: February 16, 2004             By: /s/ Scott Bates
                                        ---------------------------------------
                                        Name:  Scott Bates
                                        Title: General Counsel and Corporate
                                               Secretary.

                                  EXHIBIT INDEX




EXHIBIT NO.             DESCRIPTION
-----------             ------------

1                       Audited Consolidated Financial Statements for the
                        Registrant as at and for the years ended September 30, 2003 and 2002, together with the auditors' report thereon

2                       Management's Discussion and Analysis from the 2003
                        Annual Report to Shareholders

3                       Consent of KPMG LLP

4                       Officers' Certifications Required by Rule 13a-14(a) or
                        Rule 15d-14(a)

5                       Officers' Certifications Required by Rule 13a-14(b) or
                        Rule 15d-14(b) and Section 1350 of Chapter 63 of Title
                        18 of the United States Code

6                       Code of Ethics
