Form 40-F
period 2004-12-31
ROYAL GROUP TECHNOLOGIES LTD
filed 2005-05-27
CIK 1047693

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:	December 31, 2004
Commission File number:	No. 1-14242

ROYAL GROUP TECHNOLOGIES LIMITED
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

3084, 3087, 3089
(Primary standard industrial classification code number, if applicable)

Not Applicable
(I.R.S. employer identification number, if applicable)

1 Royal Gate Boulevard
Woodbridge, Ontario
L4L 8Z7
(905) 264-0701
(Address and telephone number of registrant’s principal executive office)

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

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Subordinate Voting Shares	77,509,058

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

ROYAL GROUP TECHNOLOGIES LIMITED

FISCAL 2004
ANNUAL INFORMATION FORM

May 13, 2005

TABLE OF CONTENTS

CORPORATE STRUCTURE	1

GENERAL DEVELOPMENT OF THE BUSINESS	5

DESCRIPTION OF THE BUSINESS	6

LEGAL PROCEEDINGS	16

RISK FACTORS	18

CAPITAL STRUCTURE	19

MARKET FOR SECURITIES	21

DIRECTORS AND OFFICERS	22

AUDIT COMMITTEE	24

ADDITIONAL INFORMATION	25

Unless otherwise specified, this document presents information as at December 31, 2004.Unless the context otherwise requires, all references to "Royal”, “Royal Group”, “the Company” and the "Group" include Royal Group Technologies Limited, its subsidiaries and wholly and partially owned entities and unless otherwise expressly indicated, all references to "$" or "dollars" are to Canadian dollars. The financial information in this document is presented in accordance with Canadian generally accepted accounting principles. Beginning in 2004, Royal changed its fiscal year end from September 30th to December 31st. As a result, Royal’s annual financial statements for fiscal 2004 and its Annual Information Form for fiscal 2004 represent the fifteen month period from September 30, 2003 through December 31, 2004.

i

ROYAL GROUP TECHNOLOGIES LIMITED

Forward-Looking Statements

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 13, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE

Royal Group Technologies Limited (“Royal” or the “Company”) was formed under the Canada Business Corporations Act on November 25, 1994 by the amalgamation of Steelwood Acquisition Inc. and Royal Plastics Group Limited, each of which were incorporated under the Canada Business Corporations Act on September 26, 1994. The name of the corporation was changed to Royal Group Technologies Limited on February 14, 1997. Royal’s registered and head office is located at 1 Royal Gate Boulevard, Woodbridge, Ontario, L4L 8Z7. Corporate offices can be reached by:

Phone: (905) 264-0701	Fax: (905) 264-0702	Email: info@royalgrouptech.com

Subsidiaries

Royal’s subsidiaries are divided into Products Segment Subsidiaries and Support Segment Subsidiaries. Royal’s Products Segment produces and markets finished products to third party customers while the Support Segment primarily supplies raw materials, machinery, tooling, and logistical services to the Products Segment.

(i)	Products Segment Subsidiaries

The following is a list of Royal’s principal subsidiaries carrying on the business of the Products Segment as of December 31, 2004, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owned by Royal or over which Royal exercises control or direction:

Subsidiary	Jurisdiction of Incorporation	Percent Ownership of Voting Securities	Percent Ownership of Non-Voting Securities
HOME IMPROVEMENT PRODUCTS
Custom Profiles
Royal Group Technologies Inc. - Candor Plastics Co. Division - Crown Plastics Extrusions Co. Division - Dominion Plastics Co. Division - Dynast Plastics Co. Division - Imperial Plastics Co. Division - Majestic Plastics Co. Division - Pillar Plastics Co. Division - Regal Plastics Co. Division - Ultimate Plastics Co. Division - Royal Patio Doors Co. Division - Royal Dynamics Co. Division - Royal Foam Co. Division	Ontario	100%	100%
Custom Window Extrusions, Inc.	Pennsylvania	100%	N/A
King Extrusions	Washington	100%	100%
Royal Group Technologies (Quebec) Inc. (formerly Royal Quebec Custom Limited) - Montreal PVC Division - Industrial Plastics Division - Thermoplast Division	Quebec	100%
Liberty Plastics Limited	Ontario	50%	N/A
Royal Deluxe Profiles Limited	Ontario	57.9%	N/A
Vinyl Concepts Inc.	Ontario	50%	N/A
Royal Sierra Extrusions, Inc.	Nevada	100%	N/A
Maine Ultimate Extrusions Limited	Ontario	50%	N/A
Royal Mouldings Limited	Nevada	100%	N/A
Exterior Cladding
Royal Group Technologies Inc. - Boncor Building Products Co. Division - Royalguard Vinyl Division - Roytec Vinyl Division - Royal Building Products Division - Residential Building Products Division - Royplast	Ontario	100%	100%
CONSUMER PRODUCTS
Window Coverings
Royal Window Coverings Ltda.	Brazil	100%	N/A
Royal Window Coverings (USA) L.P.	Texas	100%	N/A
Novo Europe B.V.	Netherlands	100%	N/A
Royal Window Coverings Servicios, S.A. De C.V.	Mexico	100%	N/A
Royal Window Coverings Mexico, S.A. De C.V.	Mexico	60%	N/A

Subsidiary	Jurisdiction of Incorporation	Percent Ownership of Voting Securities	Percent Ownership of Non-Voting Securities
Houseware and Furniture
Royal Alliance Inc. - Gracious Living Industries Division - Royal Injection Division	Ontario	60%	N/A
Outdoor Products
Royal Group Technologies Inc. - Royal Outdoor Products Co. Division - Prince Plastics Co. Division	Ontario	100%	100%
Royal Decor Limited	Ontario	70%	N/A
Royal Crown Limited	Indiana	100%	N/A
CONSTRUCTION PRODUCTS
Pipe
Plastic Trends, Inc.	Michigan	100%	N/A
Royal Flex-Lox Pipe Limited	Ontario	100%	100%
Le-Ron Plastics Inc.	Canada	75%	N/A
Royal Group Technologies Inc. - Royal Pipe Co. Division - Fabtech Co. Division - Royal Quickstop Fireprotection Systems Co. Division	Ontario	100%	100%
Commercial Doors
Baron Metal Industries Inc.	Ontario	100%	N/A
ROYAL BUILDING SYSTEMS AND FOREIGN OPERATIONS
North America
American Buildings Product Corporation	Massachusetts	80%	N/A
Royal Concrete Encased Technologies Inc.	Ontario	75%	N/A
Royal Group Technologies Inc. - Royal Building Technologies Division - Royal Telecom Structures Division - Royal Rainware Products	Ontario	100%	100%

Subsidiary	Jurisdiction of Incorporation	Percent Ownership of Voting Securities	Percent Ownership of Non-Voting Securities
Mexico
Royal Building Systems De Mexico, S.A. de C.V.	Mexico	100%	N/A
Edificacion Tecnica Internacional S.A. de C.V.	Mexico	100%	N/A
Advanced Profiles, S.A. de C.V.	Mexico	100%	N/A
South America
Royalco S.A.	Colombia	50%	N/A
Royal Group Technologies del Sur S.A.	Argentina	88%	N/A
Royal Do Brasil Technologies S.A.	Brazil	88%	N/A
Poland
Royal Europa Sp.Zo.o.	Poland	80%	N/A
Royal Hurt, Sp.Zo.o	Poland	80%	N/A
Pacific
Royal Building Systems (Shanghai) Limited	China	85%	N/A
Shanghai Royal Real Estate Limited	China	68%	N/A
Royal Systems Hawaii, Inc.	Hawaii	100%	N/A
Royal Building Systems (Philippines) Limited	Philippines	100%	N/A

(ii)	Support Segment Subsidiaries

The following is a list of Royal’s principal subsidiaries carrying on the business of the Support Segment as of December 31, 2004, including their jurisdiction of incorporation and the percentage of their voting and non-voting securities owned by Royal, or over which Royal exercises control or direction:

Subsidiary	Jurisdiction of Incorporation	Percent Ownership of Voting Securities	Percent Ownership of Non-Voting Securities
SUPPORT SEGMENT
Materials
Royal Polymers Limited	Ontario	100%	N/A
Reagens Canada Ltd.	Ontario	100%	100%
Royal Group Technologies Inc. - Royal Plastics Co. Division - Royal Ecoproducts Co. Division - Royal Group Resources Co. Division - RoyalBond Co. Division - Royal Composites Co. Division - Royal Capital Stamping Co. Division	Ontario	100%	100%

Subsidiary	Jurisdiction of Incorporation	Percent Ownership of Voting Securities	Percent Ownership of Non-Voting Securities
Machinery & Tooling
Amut S.p.A.	Italy	74%	N/A
Ariostea S.p.A.	Italy	54%	N/A
Royal Group Technologies Inc. - Royal Machine Manufacturing Co Division - Royal Tooling Co. Division - Royal R&D Centre Co.	Ontario	100%	100%
Vinyltech Inc.	Ohio	80%	N/A
Services and Facilities
Roadex Transport Ltd.	Ontario	100%	100%
Roybridge Investments (USA) Limited	Delaware	100%	N/A
Royal Martingrove-Steeles Properties Limited	Ontario	75%	100%

Organizational Issues

All of Royal’s manufacturing activities are conducted through separate entities, each of which operates as a separate profit centre. Activities are structured as such to maximize the manufacturing efficiency and accountability of the production processes while leaving administrative tasks to be performed largely by the corporate office. Royal’s executive management centralizes certain strategic planning, capital allocation, new business and certain new product development and provides specialized services including raw material and equipment purchasing, general corporate purchasing, as well as technological, marketing, legal, risk management, financial, information systems and human resource expertise.

GENERAL DEVELOPMENT OF THE BUSINESS

Glossary of Technical Terms

The following compilation of definitions of technical terms used herein, has been assembled to assist the reader to better understand Royal’s business.

“Additives” - ingredients including stabilizers and pigments, mixed with PVC to modify or enhance the physical properties of an extruded profile and aid in the manufacturing process.

“Compounding” - mixing together of PVC resin and additives to produce a compound in either powder or pellet form.

“Extrusion” - the process of melting, sizing, shaping and cooling PVC or other plastic materials.

“Injection” - the process whereby a granulated plastic compound is heated and forced under pressure into a mould in the shape of a finished product, such as a 90 degree pipe fitting elbow.

“PVC” - polyvinylchloride or vinyl - a versatile plastic used extensively in the building products industry as well as automobile, packaging and toy industries. PVC has many desirable properties including weatherability, low thermal conductivity and high strength to weight ratio.

“VCM” - Vinyl Chloride Monomer - which is the primary raw material used in the production of PVC.

The Business

Royal began operations in 1970 as a small custom profile extruder, with sales of approximately $270,000 in its first year of existence. Royal has evolved from being a leading North American PVC building products extruder, to a vertically integrated manufacturer of technologically advanced polymer-based home improvement, consumer and construction products sold primarily in North America and increasingly in international locations.

During the past three years, Royal’s raw material costs, including PVC resin and Vinyl Chloride Monomer, have increased significantly. Royal has been unable to offset higher raw material costs with price increases, which has contributed to gross profit margin erosion over the past three years, although the erosion has been mitigated by productivity improvements and manufacturing plant consolidations.

A significant manufacturing plant expansion was completed in 2001, which included a new 4 million square foot industrial complex in Woodbridge, Ontario. Commensurate with this expansion program, capacity utilization levels fell, putting further pressure on margins. In fiscal 2004, the company commenced a plant consolidation program, vacating 338,000 square feet during the year. During the later quarters of fiscal 2004, other manufacturing costs as a percentage of sales began to decline, reflecting cost reductions associated with plant consolidations. Royal is evaluating the feasibility of additional plant consolidations.

As raw material costs have risen and competition has become more intense in some markets, the profitability of certain product lines has become unattractive. Royal has initiated its withdrawal from production and supply of such product lines. For example, some custom special order and related stock size retail window covering programs were discontinued in 2003, with exit from certain retail patio furniture programs initiated in 2004. At the same time, sales and marketing efforts for more attractive product lines were increased, in pursuit of a more favourable product mix.

Royal is presently analyzing each of its business units’ profitability, growth prospects and returns on invested capital, with the objective of identifying an optimal strategic direction. The Board of Directors is currently engaged in the process of selecting a permanent CEO to replace its interim designate. Subsequent to hiring a new CEO, the company intends to focus on development and implementation of a strategic plan. This plan may involve greater emphasis on growth of certain businesses and harvesting or withdrawal from others. The financial benefit of a more optimal strategic direction is not expected to be realized until the later half of fiscal 2006.

DESCRIPTION OF THE BUSINESS

Organizational Structure

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

The following chart identifies the organizational structure of Royal:

(1)	Products Segment

Royal’s Products Segment is organized as follows:

Custom Profiles

Royal’s Custom Profile products continue to represent the largest share of corporate product mix, accounting for approximately 40% of total sales. The majority of Royal’s Custom Profile sales involve extruded PVC window components supplied to window manufacturers. Custom Profile sales consist of exterior and interior millwork and decorative trim products, such as baseboard mouldings and entry door brick mouldings which are sold primarily to manufacturers such as indoor shutter producers, big-box retail sores, distributors and professional installers.

Exterior Cladding

Royal’s Exterior Cladding products are the Group’s second largest product line, representing approximately 16% of overall sales in fiscal 2004. Vinyl siding represents the largest portion of overall Exterior Cladding sales. The remainder of sales are primarily composed of aluminum soffit and fascia, as well as roofing materials. The majority of Exterior Cladding sales are in the United States where products are distributed through independent building product suppliers. In Canada, Exterior Cladding sales are distributed through company-owned building product distributors. Professional installers are the principal customers of distributors of Exterior Cladding products in both Canada and the United States.

Home Furnishings

The largest product line in Home Furnishings is window coverings, which are sold primarily through dealers, contractors and retailers. The window coverings product line includes extruded vertical blinds, horizontal blinds and shutters. Home Furnishings also include sales of indoor storage systems that are injection molded and assembled. These products are primarily distributed to homeowners thorough retail stores.

Outdoor Products/RBS

Royal’s Outdoor Products includes outdoor storage buildings, fencing, decking, railing, decorative columns and components of The Royal Building System™ which is a polymer, component based building system, involving hollow polymer panels that are used as a permanent framework for concrete. Outdoor storage buildings are sold to homeowners through big-box home improvement stores. Fencing, decking and railing is sold primarily though professional installers who act as distributors. The Royal Building System™ is generally sold directly to residential, commercial and industrial builders. In fiscal 2004, approximately half of Outdoor Products sales were outdoor storage systems, with the other half primarily being fence, deck and rail products. Royal’s outdoor storage product offering has been enhanced in recent months, with a line of Tudor-styled sheds, simulating the look of wood. The many variations of this upscale series of storage shed, are expected to open up distribution opportunities with new and existing retailer customers.

Pipe/Fitting/Other Construction

Sales of pipe and pipe fittings form the majority of this product area’s sales with the remainder being steel commercial doors and door frames which are used in commercial and industrial settings. In 2003, Royal expanded its line of value-added doors to include stainless steel, acoustic and lead lined doors and frames. Pipe and fittings include municipal sewer, water and vent pipe systems, as well as household plumbing and electrical conduit systems. The majority of sales occur in Canada where products are sold primarily through pipe distributors to contractors.

(2)	Support Segment

The Support Segment comprises several activities, which are primarily supplied to the Products Segment. These activities are designed to facilitate a low cost structure, superior customer service and rapid product development.

The activities of the Support Segment include:

(i)
Materials manufacture involving production of PVC resin, chemical additives, compounding and recycling. In addition, a wide variety of post-industrial waste materials are recycled into usable raw materials utilizing RoyalEco™ technology.

(ii)	Machinery/tooling development and manufacture involves extrusion equipment, tooling and computerized material handling systems.

(iii)	Services include distribution, Group property management, research and development, as well as certain centralizing of purchasing, finance, administration, sales and marketing functions.

Royal Building Systems and Foreign Operations

In 2003, Royal implemented strategies to reposition Royal Building Systems and Foreign Operations. The group sells components of The Royal Building System™ and building products that are manufactured in foreign operations. Royal has focused its foreign operations increasingly on developing markets for building products, including PVC window profiles, siding and fencing, while continuing to offer The Royal Building System™ as one product in the line up. Royal has focused its development efforts on foreign operations in Mexico, China and Poland, as it is believed these markets will offer the greatest near-term potential. In the future, Royal will report sales for this product category within its other building product categories reflecting the shift in its strategies toward emphasis of development of foreign markets for all of Royal’s building products.

The following summarizes Royal’s sales for fiscal 2004 and 2003 by segment and product line:

ROYAL GROUP TECHNOLOGIES LIMITED
Sales by Product Line
2003/2004
(in millions of Canadian dollars)

	15 months ended Dec 31/04	12 months ended Sept 30/03	% change 2004 vs. 2003[1]	12 months ended Dec 31/04	12 months ended Dec 31/03	% change 2004 vs. 2003
PRODUCTS SEGMENT
Custom Profiles	$944	$732	29%	$760	$739	3%
Exterior Cladding	410	325	26%	335	328	2%
Home Furnishings	298	285	5%	239	269	-11%
Outdoor products/RBS	275	242	14%	239	248	-4%
Pipe/Fittings/Other Construction	365	265	38%	306	264	16%
Eliminations	(48)	(27)	78%	(40)	(29)	38%
	2,244	1,822	23%	1,839	1,819	1%
SUPPORT SEGMENT
Materials	589	448	31%	474	460	3%
Machinery & Tooling	102	61	67%	91	59	54%
Services	97	91	7%	77	90	-14%
Eliminations	(697)	(537)	30%	(560)	(550)	2%
	91	63	44%	82	59	39%
NET SALES	2,335	1,885	24%	1,921	1,878	2%

1 Figures represent a comparison of sales for the 15 months ended December 31, 2004 versus sales for the 12 months ended September 30, 2003.

2004 NET SALES BY SEGMENT
(in millions of Canadian dollars)

	3 months ended Dec 31/03	3 months ended Mar 31/04	3 months ended June 30/04	3months ended Sept 30/04	3months ended Dec 31/04
PRODUCTS SEGMENT
Custom Profiles	$184	$160	$216	$215	$169
Exterior Cladding	75	69	99	97	70
Home Furnishings	59	56	61	63	59
Outdoor products/RBS	36	52	92	57	38
Pipe/Fittings/Other Construction	59	61	84	91	70
Eliminations	(8)	(9)	(14)	(10)	(7)
Total Products Segment	405	389	538	513	399
SUPPORT SEGMENT
Materials	115	106	137	134	97
Machinery & Tooling	11	32	19	14	26
Services	20	19	21	19	18
Eliminations	(137)	(125)	(160)	(155)	(120)
Total Support Segment	9	32	17	12	21
CONSOLIDATED NET SALES	414	421	555	525	420

2003 NET SALES BY SEGMENT
(in millions of Canadian dollars)

	3 months ended Dec 31/02	3 months ended Mar 31/03	3 months ended June 30/03	3months ended Sept 30/03
PRODUCTS SEGMENT
Custom Profiles	$177	$148	$196	$211
Exterior Cladding	72	68	89	96
Home Furnishings	74	66	76	69
Outdoor products/RBS	30	55	93	64
Pipe/Fittings/Other Construction	61	55	70	79
Eliminations	(6)	(7)	(5)	(9)
Total Products Segment	408	385	519	510

	3 months ended Dec 31/02	3 months ended Mar 31/03	3 months ended June 30/03	3months ended Sept 30/03
SUPPORT SEGMENT
Materials	104	105	124	115
Machinery & Tooling	12	19	13	17
Services	21	22	22	26
Eliminations	(124)	(119)	(153)	(141)
Total Support Segment	13	27	6	17
CONSOLIDATED NET SALES	421	412	525	527

Competition

Royal products face competition from alternative materials such as wood, fiberglass and aluminum in the window and door profile market; fabric in the window coverings market; brick, wood, stucco, fiber cement, concrete and aluminum in the siding market; and copper, steel and concrete in the pipe market. Generally, PVC building products have gained market share from conventional materials as a result of their ease of installation, lower maintenance and durability. However, in certain markets alternatives to PVC are beginning to emerge. Most notably, fiber cement siding has acquired some of the market share of PVC siding and fiberglass window frame components. The markets for PVC window frame components and PVC siding continue to grow, but at a lesser rate than they did in their growth phases late in the previous decade.

Royal also faces competition from other manufacturers of vinyl products including Quanex, Inc. (Mikon), Certain Teed Corp., Deceunick and VEKA Inc. in the window profile market, Hunter Douglas, Spring Industries, Inc., NienMade and Levelor in the window coverings market, Owens Corning and Alcoa Building Products for the siding market and Ipex Inc., Rehau Inc. and JM Manufacturing Co. in the pipe market. Some of these companies are larger than Royal in certain product categories and regions and therefore may be capable of sustained price competition in those lines and may be better positioned to respond to shifts in the marketplace. Low cost foreign competitors are a threat to Royal’s cost structure. Royal however, enjoys certain competitive advantages, including its ability to offer enhanced customer services due to its high degree of vertical integration and its high product quality as a result of its manufacturing and technological capabilities, proprietary processes, tooling and machinery, and research and development activities.

Research and Development

During fiscal 2004, Royal spent approximately $16 million on research and development activities. Royal expects that substantially all of such expenditures should be eligible for the Scientific Research and Experimental Development Program under the Income Tax Act (Canada). Royal’s research and development activities are focused on three areas, being new product development, raw material development and manufacturing process development.

Material development activities at Royal are primarily concentrated on refinement of PVC compounds and additives for those compounds, driven by requirements to reduce cost or improve performance. During fiscal 2004, construction of a plant to produce acrylic PVC compound modifiers was completed and development trials began. During 2005, production of acrylic modifiers are expected to be scaled-up. Machinery and tooling development has concentrated on improving throughput of extrusion lines. A number of higher speed lines were successfully introduced in 2004, with more lines expected to be added in additional plants in 2005.

Royal strives to develop leading edge building and home improvement products from polymer materials that are more durable and require less maintenance than conventional materials. Historically, product development activities have been conducted on a decentralized basis, although Royal recently initiated restructuring of its development activities which are beginning to be conducted on a centralized basis, resulting in more efficiency and cross product line application.

In the Custom Profile product area, Royal focused on commercialization of a series of polymer window components in fiscal 2004, to complement its PVC window profile offerings. These components include extruded cellular decorative trim, thermally efficient insulated glass spacer bars, PVC window colourizing systems and window coverings. While these component technologies have previously been available, fiscal 2004 was the first year that they were packaged as an integrated offering to existing window fabricator customers. A branding and advertising program is being initiated in 2005 to further support the product bundling initiative.

In the Exterior Cladding product area, Royal focused on the development of upscale PVC siding systems in fiscal 2004. As an example, Royal DuraPlank™ siding was commercialized, offering home owners the look of wood and the feel of fiber cement, while offering installers the ease of installation of PVC siding. Royal DuraPlank™ is one of the thickest sidings on the market today, having a solid foam backing to give it rigidity and thermal value. It is an Energy Star rated product. In 2005, development continues to focus on upscale PVC siding products.

During fiscal 2004, product development in the Home Furnishings area was primarily concentrated in two areas, being indoor shutter and garage organization system development. Both systems have recently completed testing and are in the early stages of commercialization. In 2005, development of innovative indoor storage and organization systems will continue. In addition, Royal will strive to maintain its reputation as a fashion leader in the hard window coverings market, developing new styles of co-ordinating horizontal and vertical blinds.

In the Outdoor Products/RBS product area, a number of new outdoor storage building designs were successfully launched in fiscal 2004, which involved greater use of colour to proliferate the product offering. In addition, a professionally installed line of decking, under the trade name DecLock™, was successfully commercialized. DecLock™ offers a surface with no fasteners, as well as a deep, rich, wood-like grain. In 2005, Royal intends to commercialize the Harmony Select™ line of fence, deck and rail, which marries the low maintenance of PVC materials, with the strength of a cellular structure and the conventional appeal of wood fiber. Final testing of Harmony Select ™ products is being conducted as this AIF is filed.

Intellectual Property

Royal’s intellectual property includes several leading-edge patents and an extensive collection of strategic trade-marks.

Royal’s patent portfolio covers diverse products and processes from window extrusions and siding to window blinds. These patents allow Royal to protect its intellectual property and maintain a competitive position in the marketplace. Royal’s recent patent on a new type of deck plank, which simulates the look of traditional wood, has allowed the Company to gain market share in the PVC fencing, decking and railing industry.

Royal also possesses a collection of trade-marks including its Royal Crown symbol, which the Company utilizes in the marketing and development of its products. Trademarks and intellectual property rights associated with Royal’s products are considered to be important assets of Royal which are protected and defended where appropriate.

Human Resources

The following table sets forth information on Royal’s employment data as at December 31, 2004.

DIVISION	EMPLOYEES
Products Segment	8,484
Support Segment	928
Total	9,412

As at December 31, 2004, there were 424 Royal employees covered by various collective agreements.

Environmental Considerations

The geographic breadth of Royal’s facilities subject it to environmental laws, regulations and guidelines in a number of jurisdictions including Canada, the United States, Mexico, Italy, Poland, China, Columbia, Argentina and Brazil. Such laws, regulations and guidelines relate to, among other things, the discharge of contaminants into water and air and onto land, the storage and handling of certain regulated materials used in the manufacturing process and the disposal of wastes.

Royal’s efforts to ensure environmental compliance include the review of its operations on an ongoing basis utilizing in-house staff and on a selective basis, by specialized environmental consultants. Environmental assessments are conducted as part of Royal’s due diligence review prior to the completion of acquisitions.

During August 2003, Royal Polymers Limited, a subsidiary of the company engaged in production of PVC resin located in Sarnia, Ontario, accidentally released a small amount of Vinyl Chloride Monomer (VCM) into the St. Clair River. VCM is a known carcinogen. The accidental release did not however, exceed governmental safe water drinking standards.

The widespread North American power failure at the time contributed to the release, which has been under investigation by the Ontario Ministry of the Environment (MOE). Royal Polymers has recently plead guilty to four charges laid by the MOE, agreeing to pay the fines levied against it. A number of actions were taken by Royal Polymers immediately following the release, to prevent similar future incidents. Royal Polymers has been engaged in discussions with the MOE pertaining to air emissions of VCM from its facility. The MOE and Royal Polymers recently came to an agreement over actions to be taken by Royal Polymers to reduce the level of VCM in the air at its fence line.

Based on recent experience and current projections, environmental protection requirements are not expected to have a material effect on the Company’s earnings, capital expenditures, finances or competitive position in the current or future years.

Raw Materials

The principal raw material used by Royal is PVC resin which is created through the polymerization of VCM. PVC is 56% chlorine-based (derived from widely available rock salt) and 44% hydrocarbon-based. PVC prices tend to be cyclical, influenced by industry demand and supply factors as well as fluctuations in oil, gas and ethylene prices. The market price for PVC rose in fiscal 2004 as a result of increased demand and escalating energy costs, a trend that is likely to continue into 2005.

Seasonality

Royal's fiscal year end is December 31st . Given the seasonal nature of the building products industry, approximately 30% of consolidated sales have been recorded in each of the second and third quarters, while approximately 20% of its annual consolidated sales have been recorded in each of the first and fourth quarters.

Related Party Transactions

During the fifteen months ended December 31, 2004, related party transactions with companies related to the controlling shareholder totalled $870,000 (2003 - $1,650,000). Related party transactions principally between a non-wholly owned subsidiary and minority shareholders of this subsidiary totalled $12,107,000.

These related party transactions were in the normal course of the Company's business relating either to products typically manufactured by it and sold at prices and terms consistent with those to third parties, the recovery of costs incurred in respect of certain shared services and the purchase of other goods and services such as rent for premises.

Interest of Insiders in Material Transactions

A Special Committee of the board of directors, comprised of James Sardo, Robert Lamoureux and Ronald Slaght, each of whom was, at the time such committee was established, independent of and unrelated to Royal, its management and Mr. Vic De Zen, the company’s controlling shareholder and former Chief Executive Officer, was formed in late 2003 as a result of Royal being advised that the Ontario Securities Commission (OSC) was conducting a regulatory investigation of Royal. Ralph Brehn and Irvine Hollis, both of whom are independent and unrelated to Royal, joined the Special Committee on October 21, 2004. Since establishment of the Special Committee, Mr. Sardo and Mr. Lamoureux have been appointed as Interim Chief Executive Officer and Interim Chief Financial Officer, respectively. The Special Committee retained Goodmans LLP as its independent legal counsel and Goodmans (on behalf of the Special Committee) retained Kroll Lindquist Avey (Kroll), independent forensic auditors, to investigation transactions between Royal and the Royal St. Kitts beach resort development (the St. Kitts Project) which is majority owned by Mr. De Zen.

Kroll completed its initial investigation in April 2004. The findings were disclosed in a Material Change Report dated May 6, 2004.

In November 2004, the Special Committee asked Kroll to broaden its forensic work to include investigations of, among other things, transactions entered into by Royal with related parties. Kroll’s review of related-party transactions focussed on three main areas: real estate transactions, corporate acquisitions and divestitures, and other likely areas of overlap between private and public interests.

Kroll completed this second phase of its review in March 2005 the results of which were disclosed in a Material Change Report dated April 1, 2005. The key concerns raised by Kroll are summarized below.

•
Kroll identified and brought to the attention of the Special Committee information regarding a related-party land transaction completed in 1998 (the Vaughan West Lands Transaction), involving Vic De Zen, Douglas Dunsmuir (Royal’s Executive Vice President and General Counsel at the relevant time), and others, and which Ron Goegan (Royal’s Vice President, Corporate Finance at the relevant time) facilitated. The transaction concerned the purchase in Woodbridge, Ontario of approximately 185 acres of land by a numbered company owned by Mr. De Zen and certain other associates, including Mr. Dunsmuir, for $20.5 million. Immediately after the closing of that purchase, the property was sold to Royal for approximately $27 million. The fact that the land purchase was a related-party transaction was not brought to the attention of the board of directors in 1998. The board also was not informed about the profit that the related parties realized on the purchase.

•
Royal received a warrant for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) (Masonite) as partial consideration for the sale of a Royal subsidiary to Premdor in early 2000. In early 2002, Royal exercised the warrant when Masonite’s shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of approximately $1.7 million). Royal exercise of the warrant was funded by five then senior executives of Royal (including Messrs. De Zen and Dunsmuir) and one other individual who was then an employee of Royal who deposited a total of $2.65 million which Royal paid to Masonite to exercise the warrant. The Masonite shares obtained were then distributed by Royal to the six individuals. It appears that the six individuals subsequently sold their shares netting proceeds of approximately $1.7 million. The warrant and the transfer of the Masonite shares to the individuals were not recorded in the accounting records of Royal. However, an amount approximating the gain made by the senior executives on the Masonite shares was included for each of them in the bonus amount shown as paid to such senior executives.

In discussions with the Special Committee, Mr. De Zen maintained that following completion of Kroll’s investigation and the determination of whether any prior transactions were inappropriate, he would act as necessary with respect to such transactions to ensure that appropriate arrangements are made with Royal that are in the best interests of the shareholders.

There have been ongoing discussions for some time between representatives of the board of directors and Mr. De Zen with respect to the termination of Royal’s existing two-tiered shareholder system. These discussions have included the means by which Mr. De Zen will convert his Multiple Voting Shares to single-voting shares. The Special Committee understands that such conversions are often made at a premium ratio (i.e., each multiple voting share is exchanged for more than one common share) and that a premium of approximately 5% would be reasonable in these circumstances.

Conversion Agreement

Following delivery of Kroll’s report, discussions continued towards an overall resolution. As a result of such discussions, pursuant to an agreement (the Conversion Agreement) dated March 23, 2005 between Vic De Zen, De Zen Holdings Limited, 3901602 Canada Inc., De Zen Investments Canada Limited, Fortunato Bordin and Domenic D’Amico (collectively, the De Zen Group) and Royal, subject to shareholder approval of the Share Conversion:

•	the De Zen Group represents and warrants that collectively they are the holders of all outstanding Multiple Voting Shares;

•
the full amount of the gain earned by all parties on the Vaughan West Lands Transaction ($6.5 million) plus interest (totalling $2.2 million) will be repaid to Royal by Mr. De Zen and, for the purposes thereof, Mr. De Zen will convert his Multiple Voting Shares to common shares on a one-for-one basis (i.e., without a premium) to satisfy this obligation, which amount is within the range that the Special Committee has determined is reasonable in the circumstances;

•
the Multiple Voting Shares will receive an increase in their adjusted cost base for tax purposes (at no cost to Royal or any shareholder), which will reduce Mr. De Zen’s gain for tax purposes if he disposes of his shares after conversion, the actual amount of such increase to be determined by KPMG LLP pursuant to the Conversion Agreement;

•
further to a previous agreement of Mr. De Zen to repay to Royal part of his bonus for fiscal 2002 out of future bonus entitlements Mr. De Zen will pay the approximately $1.13 million that he owes in respect of such agreement on or before the day that is 14 days after the Multiple Voting Shares are converted to Subordinate Voting Shares;

•
the De Zen Group will release Royal from all claims which they may have against Royal existing at the date of the Conversion Agreement (subject to certain exceptions relating to pre-existing litigation and a pre-existing indemnity given by Royal to its directors, including Mr. De Zen);

•
Messrs. De Zen, Bordin and D’Amico (each of whom are former executive officers or employees of Royal) covenant not to compete with Royal or solicit any employees of Royal, which covenants extend to December 18, 2006, which is three years from the date of Mr. De Zen’s resignation as Chief Executive Officer;

•	Messrs. De Zen, Bordin and D’Amico will not disclose any confidential information, including technology and trade secrets, proprietary to Royal;

•	Mr. De Zen will retire as a director of Royal effective at the time the Share Conversion is approved by the shareholders;

•	the De Zen Group will vote all Multiple Voting Shares and all Subordinate Voting Shares that they hold in favour of the Share Conversion;

•
the term of the options held by Mr. De Zen, which are exercisable for 1,360,000 Subordinate Voting Shares (common shares if the Share Conversion is approved) and which would have expired in accordance with the terms thereof three months after Mr. De Zen ceased to be an employee of Royal Group, will be extended and will expire on the earlier of December 18, 2006 and the original expiry date of such options none of which options are currently in-the-money;

•
the term of the options held by Mr. Bordin, which are exercisable for 50,000 Subordinate Voting Shares (common shares if the Share Conversion is approved) and which would have expired in accordance with the terms thereof three months after Mr. Bordin ceased to be an employee of Royal Group, will be extended and will expire on the earlier of December 18, 2006 and the original expiry date of such options none of which options are currently in-the-money; and

•	Royal will release the De Zen Group and their affiliates from any potential claims that Royal may have and is currently aware of, including those claims related to the Vaughan West Lands Transaction.

The Share Conversion and the settlement with the controlling shareholder are both subject to shareholder approval at the upcoming Annual and Special Meeting expected to take place on May 25, 2005.If the shareholders approve the Share Conversion, Royal will file Articles of Amendment in accordance with the special resolution as soon as practicable after the meeting to :

•
permit an increase in the stated capital of the Multiple Voting Shares to be determined by the board of directors and set out in the Articles of Amendment but which, in any event, will not be more than 10 business days after the meeting; and

•
remove the Multiple Voting Shares and Subordinate Voting Shares, as well as the rights, privileges, restrictions and conditions attaching thereto, (ii) replace all references to “subordinate voting shares” with “common shares”, and (iii) to make such consequential amendments as may be necessary to provide for one class of voting common shares, at least one business day after the relevant amount is added to the stated capital amount for the Multiple Voting Shares and after the De Zen Group has converted all Multiple Voting Shares to Subordinate Voting Share not more than 10 business days after the meeting.

LEGAL PROCEEDINGS

Investigations

The Company established a Special Committee in late December 2003 as a result of the Company being advised that the OSC was conducting a regulatory investigation of the Company. The Special Committee was asked by the board of directors to conduct an independent inquiry into the principal subject matter of the investigation - being the transactions between the Company and Royal St. Kitts Beach Resort Limited (the “Resort”). The Resort ownership included the following directors or former directors or executive officers or former executive officers and their approximate percentage ownership: Vic De Zen, former Chairman, President, Chief Executive Officer and the controlling shareholder (59.9%), Douglas Dunsmuir, former President and Chief Executive Officer (5%), Ron Goegan, former Chief Financial Officer (0.02%) and Angelo Bitondo, President Custom Profiles, Outdoor Products and Royal Building Systems Divisions (0.01%). The latter two individuals divested of their ownership in December 2004. In addition, the following former non-executive employees of the Company and their approximate percentage ownership in the Resort are as follows: Fortunato Bordin (20%) and Domenic D'Amico (15%).

The Special Committee consisted solely of three independent directors, at that time, who retained independent legal counsel who in turn retained forensic accountants to assist in the investigation. At the conclusion of the investigation based on information available to them, the Special Committee recommended that no further investigative actions be taken as of April 21, 2004.

On October 15, 2004, the Company announced that the OSC provided the Company with a copy of a Production Order on October 12, 2004 that was issued on October 5, 2004 by a Justice in Ontario addressed to the Company's lead bank. The Order, which relates to the time period January 1, 1996 and July 30, 2004, requires that certain documents be provided by such bank to the Royal Canadian Mounted Police ("RCMP") in relation to four companies, Royal Building Systems, a subsidiary of the Company, the Resort and two other affiliates of the Resort.

On October 18, 2004, the Company received a letter from the RCMP advising that the Company was a target of the RCMP's investigation.

On October 21, 2004, the Company announced that it expanded the Special Committee of its board of directors that was established in December 2003. The Special Committee was expanded to comprise all five of the independent directors of the Company at that time. The mandate of the Special Committee was also broadened to include all aspects of the investigations and inquiries by securities regulatory authorities and the RCMP and any similar or related investigations and inquiries that may be commenced by these or other authorities, all news releases and other communications with the public and to make a determination with respect to the role within the Company of any individuals who are currently involved in the regulatory or law enforcement investigations and/or proceedings.

On October 28, 2004, the Company announced that on October 27, 2004, it was provided with a copy of a second Production Order issued on October 25, 2004 by a Justice in Ontario addressed to the Company's lead bank. The second Order, which relates to the time period January 1, 1996 to October 25, 2004, requires that certain documents be provided by the bank to the RCMP in relation to certain individuals and a number of entities, including the Company.

Both Orders include allegations of actions contrary to the Criminal Code and include allegations of intent to defraud the shareholders and creditors of the Company and deceive the shareholders and others by circulating or publishing in a prospectus or statement or account which was known to be false and theft. The Orders collectively named the controlling shareholder and non-executive chairman of the Company, the chief executive officer and the chief financial officer at that time, and certain non-executive president and employees of the Company at that time and a former officer of the Company.

On November 8, 2004, the Company announced that the Special Committee of independent directors retained independent legal counsel and independent forensic accountants to assist it in the broadened mandate.

On November 29, 2004, the Company announced that the Special Committee terminated for cause the president and chief executive officer and the chief financial officer. In addition, the chairman of the board was dismissed. The board of directors appointed an interim president and chief executive officer and an interim chief financial officer, who were directors of the Company.

The Company understands that the RCMP continues its previously announced investigation. The OSC has also indicated that it is investigating the Company with respect to disclosure records, financial affairs and trading in the shares of the Company. In addition, the Special Committee has been communicating with the Securities and Exchange Commission ("SEC") to keep the SEC advised of the progress of the Special Committee's work. As part of these investigations, the Company has received various requests for information and it has expressed its willingness to cooperate with all regulators and law enforcement agencies in their investigations. These investigations may produce results that have a material impact on the Company and its previously reported financial results.

Class Action Lawsuits

The Company and certain of its former officers and directors have been named as defendants in two class action shareholder lawsuits filed in the United States District Court for the Southern District of New York. The first complaint, filed on December 14, 2004 and thereafter, amended on January 4, 2005, purports to be brought on behalf of all purchasers of the Company's common stock between February 9, 2000 and October 13, 2004. The second complaint, filed on December 17, 2004, purports to be brought on behalf of all purchasers of the Company's publicly-traded securities between February 11, 1999 and October 13, 2004. Both actions purport to assert U.S. federal securities law violations, principally alleging that the Company misrepresented its business performance and engaged in various improprieties. The complaints each seek certification of the putative class, unspecified damages, reasonable costs and attorneys' fees, and other relief.

On February 14, 2005, two putative class members separately moved for consolidation of the two related actions, appointment as Lead Plaintiff, and approval of their respective counsel as Lead Counsel. By order dated March 10, 2005, the court consolidated the two cases within a single action and appointed lead plaintiffs and their lead counsel. By order dated March 17, 2005, the court set a schedule for the filing of a consolidated amended complaint and subsequent motions to dismiss. The Company intends to defend itself vigorously in these actions.

Criminal Investigations By Department of Justice

The Company is the subject of a pending criminal investigation being conducted by the Antitrust Division of the United States Department of Justice. The investigation focuses on alleged price fixing in the window coverings industry. The Company is co-operating with the Department of Justice and is attempting to negotiate a resolution of the matter.

Other Claims

Royal is also involved in various claims, legal proceedings, investigations and complaints arising out of the regular course of business. Royal is unable to determine whether these claims, legal proceedings, investigations and complaints will individually or collectively, have a material or adverse effect on the business, operations, financial condition or liquidity of Royal.

RISK FACTORS

Royal’s business is subject to various risks, uncertainties and other factors that could cause Royal’s results in fiscal 2005 and beyond to differ materially from past results and from those expressed in forward-looking statements made by or on behalf of Royal. The risks described below are not the only ones facing Royal. Additional risks not currently known to Royal or that Royal currently deems immaterial may also impact Royal. You should also refer to the other information in this Annual Information Form and in Royal’s Management’s Discussion & Analysis for fiscal 2004.

Royal operates in a very competitive business environment.

Royal faces substantial competition throughout its product categories and geographical regions. Some of Royal’s competitors have financial and other resources that are substantially greater than Royal’s, and may be able to make larger capital expenditures that will give them a competitive advantage. Royal also competes against foreign competitors with lower cost structures, particularly in its consumer product lines, and these competitors may be able to compete more effectively in an aggressive pricing environment. Such competition could result in lower sales or downward price pressure on Royal’s products, which may adversely affect its revenues, gross margins and cash flows.

Adverse changes in economic conditions generally or in the renovation, remodeling and construction markets could reduce demand for Royal’s products.

Royal’s business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. As a result, the demand for the products manufactured and distributed by Royal is affected by the changes in the general state of the North American economy, including the demand for renovation and remodeling, new housing starts and the level of construction activity in general. Future economic downturns could reduce demand for Royal’s products and could have a material adverse effect on Royal’s business, operations and financial condition.

Fluctuations in raw material prices and raw material availability may adversely affect Royal’s results.

Royal faces the risk that its access to some raw materials may be interrupted or that it may not be able to purchase these raw materials at acceptable prices. Royal uses large quantities of PVC resin and VCM in manufacturing its products. These materials are subject to substantial price fluctuations resulting from shortages in supply, industry demand and fluctuations in oil, gas and ethylene prices. The market price of PVC increased in 2004, a trend that is expected to continue in 2005. Market conditions may not permit Royal to pass on increases in the prices of these raw materials to its customers, or otherwise absorb such cost increases. Significant increases in the prices of Royal’s raw materials, coupled with an inability to pass such increases on to customers, would have a material adverse effect on Royal’s business, operations and financial condition. In addition, Royal has occasionally found certain raw materials to be in short supply. A restriction in the availability of either PVC resin or VCM due to market conditions, or issues particular to Royal, could have a material adverse effect on Royal’s business, operations and financial condition.

Class action lawsuits and ongoing criminal and regulatory investigations may result in significant fines, judgments or other material adverse consequences to Royal.

Royal is subject to various ongoing regulatory and criminal investigations by the OSC, the RCMP, and the United States Department of Justice, and has been named as a defendant in A class action lawsuit filed in the United States District Court for the Southern District of New York. For a detailed discussion of these investigations and lawsuits, see “Legal Proceedings and Investigations” above. These investigations and lawsuits may result in significant fines, judgments, or other consequences that could have a material adverse effect on Royal’s business, operations and financial condition.

Royal is exposed to foreign exchange risks that it cannot control.

Royal’s costs and expenses are primarily in Canadian dollars. A significant portion of Royal’s revenue, however, is incurred in U.S. dollars and other foreign currencies. If the Canadian dollar gains value against these other currencies, Royal’s results of operations and financial condition could be materially adversely affected. Royal takes steps to mitigate risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. However, this is not always economically practical and Royal may not be able to offset any or all of its currency risks. While Royal has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may take such actions in the future, although there can be no assurance that such hedging strategies will be successful or that they will mitigate the risk of Royal’s exposure to currency fluctuations.

Royal’s operations and products are subject to environmental, health and safety regulations.

Royal’s operations and properties are subject to laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean-up of contaminated properties as well as water discharges, waste management and workplace health and safety. Such laws and regulations frequently change, are different in every jurisdiction, and can impose substantial fines and sanctions for violations. Royal’s operations and properties must comply with these laws, and must adapt to regulatory requirements in all jurisdictions as these requirements change. Royal has experienced, and continues to experience, both operating and capital costs to comply with environmental laws and regulations, including costs relating to fines incurred by Royal’s subsidiary, Royal Polymers Limited, in connection with an accidental release of VCM in 2003. In addition, although Royal believes its operations are currently substantially in compliance, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the potential imposition of new clean-up requirements, and new claims for property damage or personal injury arising from environmental matters could require Royal to incur costs or become the basis for the new or increased liabilities that could have a material adverse effect on its business, operations and financial condition.

Royal faces product liability risks and the risk of negative publicity if its products fails.

Royal’s business is exposed to products liability risk and the risk of negative publicity if its products fail. Although Royal maintains insurance for products liability claims, the amount and scope of its insurance may not be adequate to cover a products liability claim that is successfully asserted against it. In addition, products liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms or at all. Royal cannot provide assurance that it has, or will continue to have, adequate insurance coverage against possible products liability claims.

CAPITAL STRUCTURE

Royal’s authorized share capital consists of an unlimited number of First and Second Preferred Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Subordinate Voting Shares, of which 15,935,444 Multiple Voting Shares and 77,509,058 Subordinate Voting Shares were outstanding as of April 19, 2005. At the upcoming Annual and Special Meeting of shareholders expected to take place on May 25, 2005, shareholders will vote on the proposed Share Conversion as referred to in this AIF under the sub-heading “Conversion Agreement”. If approved, Royal will file Articles of amendment resulting in changes to the capital structure of Royal.

(a)	Unlimited Preference Shares

Preference shares are issuable in series, with the designation of rights, privileges, restrictions and conditions to be determined by the Board of Directors prior to the issue of the first shares of a series. None of these shares is issued or outstanding.

(b)	Unlimited subordinate voting and multiple voting common shares:

(i) Subordinate voting common shares

Each share is entitled to one vote per share at all meetings of shareholders and shall participate equally as to dividends with each multiple voting share.

(ii) Multiple voting common shares

Each share is entitled to 20 votes per share at all meetings of shareholders and shall participate equally as to dividends with each subordinate voting share. Each share may be converted at any time into a fully paid subordinate voting share on a one-for-one basis, at the shareholder's option.

In the event that either the subordinate voting shares or the multiple voting shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class. Under certain conditions, the sale or transfer of multiple voting shares shall cause such shares to be changed to subordinate voting shares.

Dividend Policy

Royal retains its earnings to finance the growth and development of its business and does not expect to pay dividends in the immediate future. The Board of Directors will review this policy from time to time in the context of Royal's earnings, financial position and other relevant factors.

Ratings

On May 9, 2005 Standard and Poor’s Ratings Services (“S&P”) lowered its long-term corporate credit and senior unsecured debt rating to “BB” from “BBB-”. At the same time, S&P removed its ratings on Royal from Credit Watch where the company was placed with negative implications on October 15, 2004. A ratings category of BB signifies that financial security may be adequate, but capacity to meet long-term obligations is vulnerable.

The ratings reflect a transitioning management team and short-term problems such as poor liquidity, weak internal controls and near-term refinancing requirements. The ratings also reflect longer term issues such as weakening profitability and a low return on capital. Although the moderate debt leverage, steady free cash flow generation, and an underlying solid business profile have supported the ratings, S&P now believes that the distractions caused by the criminal investigations and governance problems have resulted in, and exposed both short and long-term problems. Accordingly, the overall business and financial profile do not currently support an investment-grade rating. The outlook is currently negative. S&P believes that if Royal does not address its weak liquidity and inefficient debt structure in the next eight months, the ratings could be lowered further. S&P believes that profitability will be hampered by high resin prices, a strong Canadian dollar, and the potentially negative effects of rising interest rates on the housing and home renovation markets.

As at December 31, 2004, the Dominion Bond Rating Services (“DBRS”) debt rating was BBB (low) with a stable trend. In March 2005, DBRS changed its rating to BBB (low) with a negative trend. A long-term debt rated BBB is of adequate credit quality and considered acceptable but fairly susceptible to adverse changes in financial and economic conditions. The ratings agencies have expressed concerns regarding uncertainties surrounding Royal’s continuing investigations, as such, it’s credit rating may be subject to further downgrades.

A security rating is not a recommendation to buy, sell, or held securities and may be subject to revision or withdrawal at any time by the rating agency.

MARKET FOR SECURITIES

Royal's Subordinate Voting Shares are currently listed on The Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “RYG.SV”. Prior to October 15, 2004, Royal’s shares were listed under the symbol “RYG”. The trading price and volume of Royal’s securities for 12 months ended December 31, 2004 on the TSX is summarised as follows:

SYMBOL	DATE	OPEN	HIGH	LOW	CLOSE	VOLUME TRADED
RYG.SV	2004/12	$10	$13.68	$9.25	$12.59	7658326
RYG.SV	2004/11	8.5	10.49	8.5	10.11	15740821
RYG.SV	2004/10*	9.4	10	8.53	8.78	3857186
RYG	2004/10	11	11.74	11	11.28	1481460
RYG	2004/09	12	12.35	10.56	11.1	2683660
RYG	2004/08	11.49	12.55	10.25	12	3887858
RYG	2004/07	12.2	12.4	10.56	10.95	6889963
RYG	2004/06	13.35	13.64	11.75	12	4604032
RYG	2004/05	15.45	16.29	13	13.33	4382811
RYG	2004/04	14.38	16.45	14.3	15.32	4101410
RYG	2004/03	13.45	14.93	12.67	14.38	6615988
RYG	2004/02	13.25	17.4	11.99	13.45	9724042
RYG	2004/01	12.3	14	12.02	13.3	5765736

* Trading information for the month of October is divided to reflect the change in Royal’s trading symbol. Trading information under the symbol “RYG” represents trades from October 1, 2004 to October 14, 2004. Trading information for October 15, 2004 to October 31, 2004 is identified under the symbol “RYG.SV”.

Transfer Agent

Royal’s transfer agent is Computershare Trust Company of Canada at its principal office located at 100 University Avenue, 9th Floor, Toronto, Ontario Canada, M5J 2Y1.

DIRECTORS AND OFFICERS

The following table identifies the directors of Royal, their committee memberships, their occupations for the past five years and the percentage of each share class, beneficially owned, directly or indirectly, or over which control or direction is exercised, as of April 22, 2005. The directors were last elected on February 25, 2004 and are elected on an annual basis.

Director	First Became Director	Committee Membership(1)	Principal Occupation and other Public Issuer Directorships Held	Shares owned or Over Which Control or Direction is Exercised(2) %

Vic De Zen Vaughan, Ontario, Canada	November 25, 1994	N/A	Former Chairman and Chief Executive Officer of the Corporation Currently owns and operates a real estate development company	100% MVS (3) 0.01% SVS

Ralph Brehn Ste. Agathe Nord, Quebec, Canada	May 2, 1995	AC, CC, NC, SC	Former President of Hunter Douglas Canada Ltd. (Building Products Company)	0.01% SVS

Irvine Hollis Chatsworth, Ontario, Canada	May 2, 1995	NC (Chair) CC,AC, SC
Former President of Duracell Inc. (Consumer Products Company)

Presently Management Consultant, I Hollis Management Consultants Inc. (Advises Start-up Businesses)

Currently on advisory board at Mortile Industries and past President and Direct of Sudden Arrhythmia death (SADS) Canada
0.01% SVS

Robert E. Lamoureux Toronto, Ontario, Canada	November 18, 2003	SC
Lead Director and Interim Chief Financial Officer

Former partner and National Leader of PricewaterhouseCoopers’ Corporate Governance Practice (Auditors)

Currently a director of SR Telecom Inc., and the Institute of Corporate Directors, former chair of the Ontario Chapter and a member of its Communications and Membership committees
None

Director	First Became Director	Committee Membership(1)	Principal Occupation and other Public Issuer Directorships Held	Shares owned or Over Which Control or Direction is Exercised(2) %

James Sardo Mississauga, Ontario, Canada	November 18, 2003	SC (Chair)
Interim Chief Executive Officer

Former President of Canadian operations of Moore Corporation Ltd. (Business Forms Company)

Former President and Chief Executive Officer of SMK Speedy International (Automotive Repair Company)

Presently Director of Hydrogenics Corporation (TSX, NASDAQ) (Hydrogen Fuel Cell and Test Equipment Company), Chairman Board of Trustees of Countryside Power Income Fund (Power Generation Company)

Trustee/Director - UE Water Heater Income Fund (TSX) (Water Heater Rental Business), Trustee - CDI Income Fund (TSX) (Direct Marketer and Manufacturer of Custom Checks), Member of Institute of Corporate Directors
0.01% SVS

Gwain Cornish Campbellville, Ontario, Canada	November 25, 1994	N/A	Senior Vice President Former Vice President of Sales and Director of BF Goodrich Chemical Company	0.05% SVS

Ronald Slaght Toronto, Ontario, Canada	November 25, 1994	CC (Chair), AC (Chair), NC, SC
Partner, Lenczner Slaght Royce Smith Griffin (Barristers)

Past President of The Advocates Society and Member of Civil Rules Committee, Fellow of American College of Trial Lawyers

Former Head of the Trial Practice Program, University of Toronto, Faculty of Law
0.04% SVS

Note[1]:	“AC” refers to the Audit Committee;
“CC” refers to the Human Resources and Compensation Committee;
“SC” refers to the Special Committee; and
“NC” refers to the Nomination and Corporate Governance Committee.

Note[2]:	“MVS” refers to Multiple Voting Shares and “SVS” refers to Subordinate Voting Shares.

Note[3]:	Mr. De Zen exercises control or direction over 100% of the Multiple Voting Shares of Royal Group and thereby exercises control over Royal Group.

AUDIT COMMITTEE

Charter

The Charter of Royal’s audit committee is set out on Schedule “A’ attached to this AIF.

Composition

The audit committee consists of three members, each of whom is independent and financially literate. The members of the audit committee are Irvine Hollis, Ronald Slaght and Ralph Brehn. Reference its made to the directors information contained in this AIF for the experience of each member of the audit committee that is relevant to the performance and responsibilities of an audit committee member.

Pre-Approval Policies and Procedures

The audit committee has the authority to pre-approve all audit services and all permitted non-audit services. The committee may delegate to one or more designated members of the audit committee the authority to grant pre-approvals. The decisions of any member to whom authority is delegated to pre-approve a non-audit related fee must be presented to the committee at each of its scheduled meetings. If the committee approves an audit service within the scope of the engagement of the Company’s auditors, such audit service shall be deemed to have been pre-approved. As part of the presentation of their audit planning report to the audit committee, the auditors provide an estimate for the annual audit related services, which is approved prior to the commencement of the annual audit of the financial statements. The committee will be informed on an on-going basis as to the non-audit services actually provided by the auditors as part of the pre-approval process.

External Auditor Service Fees

A summary of the fees paid to Royal’s external auditors, KPMG LLP in fiscal 2004 and fiscal 2003 are as follows:

	Fiscal 2004 (15 months)	Fiscal 2003 (12 months)
Audit Fees[2]	$1,274,000	$829,000
Audit Related Fees[3]	$29,000	$93,000
Tax Fees[4]	$118,000	$436,000
All Other Fees[5]	Nil	$37,000

2 Audit Fees - comprised of audit fees for the year and quarterly reviews

3 Audit Related Fees - comprised of fees for 401(k) plan audit and workers compensation review

4 Tax Fees - comprised of fees for U.S. tax compliance services

5 All Other Fees - comprised of fees for transfer pricing study and assistance in response to regulatory inquiries

ADDITIONAL INFORMATION

Royal will provide to any person or company, upon request to the Corporate Secretary:

When securities of Royal are in the course of distribution pursuant to a preliminary short form prospectus or a short form prospectus,

•	one copy of Royal's Annual Information Form, together with a copy of any document or pertinent pages of any document, incorporated by reference in the Annual Information Form,

•
one copy of the comparative financial statements and MD&A of Royal for its most recently completed financial year together with accompanying report of the auditor and one copy of the most recent interim financial statements of Royal subsequent to the financial statements for its most recently completed financial year,

•
one copy of Royal's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

•	one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and not required to be provided under (i) to (iii) above; or

At any other time, one copy of any document referred to in clauses (a) (i), (ii) and (iii) above, provided that Royal may require payment of a reasonable charge if the request is made by a person who is not a security holder of Royal.

Additional information including officers’ and directors’ remuneration and indebtedness, principal holders of Royal’s securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in Royal's Management Proxy Circular, dated April 22, 2005 which is hereby incorporated by reference. Additional financial information is provided in Royal's consolidated financial statements for the 15 months ended December 31, 2004 which are hereby incorporated by reference.

Additional information relating to Royal may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

SCHEDULE “A”

ROYAL GROUP TECHNOLOGIES LIMITED

MANDATE FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

This Mandate supercedes any previous mandate and is effective as of February 2, 2005.

Version:	February 2, 2005 - Final

1.	PURPOSE

The Audit Committee (“Committee”) is appointed by the Board of Directors (“Board”) of Royal Group Technologies Limited (the “Company”) for the purpose of overseeing the accounting and financial reporting process of the Company and audits of the financial statements of the Company and is responsible to assist the Board in its oversight responsibilities with respect to:

a)
The reliability and integrity of the Company’s accounting principles and practices, financial statements and related disclosure and other financial reporting and disclosure practices followed by management;

b)	The Company’s compliance with related legal and regulatory requirements;

c)	The independence, qualifications, work and performance of the Company’s external auditors;

d)	The performance of the Company’s internal audit function; and

e)	The establishment by management of the Company’s system of disclosure controls and system of internal controls and performance thereof.

The Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of issuing an auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.

The Committee provides for an avenue of communication among the external auditors, internal audit, management and the Board.

The Committee shall also produce such reports for inclusion in the Company’s public disclosure material required by the laws, regulations and stock exchange corporate governance requirements to which the Company is subject.

2.	COMPOSITION AND PROCEDURES

The Committee shall be comprised of not fewer than three directors, each of whom shall have no material relationship with the Company and each member shall be otherwise unrelated and independent under the laws, regulations and listing requirements to which the Company is subject.

Each Committee member shall be subject to annual re-confirmation and may be removed by the Board at any time. The Chair shall be appointed by the Board.

All members of the Committee shall be financially literate, as determined by the Board in its business judgement or become financially literate within a reasonable time after their appointment. At least one member of the Committee shall have accounting or related financial expertise, which entails the ability to analyze and interpret a full set of financial statements including the attached notes.

The Committee shall have the authority to seek any information it reasonably requires from employees or external parties and meet with company officers, external auditors or outside counsel as reasonably necessary.

The Committee shall have the authority to retain outside advisors, including counsel, as it determines necessary to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, in its capacity as a Committee of the Board, for payment of (i) compensation to any public accounting firm engaged for the purpose of rendering or issuing an audit report or related work or performing other audit, review or attest services for the Company, (ii) compensation to any advisor employed by the Committee as it determines necessary or appropriate in carrying out its duties, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.	AUTHORITY AND RESPONSIBILITIES

A.	Appointment of the Company’s External Auditor

The Committee shall recommend to the Board the external auditor to be nominated for appointment by the shareholders at each annual meeting who will be appointed for the purpose of issuing an auditor’s report or performing other audit, review or attest services for the Company. The Committee shall also be directly responsible for the approval of fees to be paid to the independent auditor for audit services and shall pre-approve the retention of the independent auditor for any permitted non-audit services. The Committee shall also be directly responsible for the oversight of the work of the independent auditor for the purpose of issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting.

The Committee shall obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the independent auditor and the Company. The Committee shall, in addition to assuring the regular rotation of the lead audit partner, consider whether there should be regular rotation of the audit firm.

The Committee shall review the experience, qualifications and performance of the senior members of the independent auditor team.

The Committee shall present its conclusions with respect to the independent auditor to the Board.

B.	Specific Mandates

The Committee, to the extent it deems necessary or appropriate, shall carry out the following specific responsibilities:

i)	Financial Statement and Disclosure Matters

•
Review and discuss with management and the external auditor and report to the Board on all financial statements requiring Board approval, disclosures made in management’s discussion and analysis, the annual information form, the portions of the management proxy circular, for any annual or special meeting of the shareholders, containing significant information within the Committee’s mandate, and all financial statements included in prospectuses or other offering documents.

•
Review and discuss with management and the independent auditor each press release or material change report which contains significant financial information respecting the Company or contains estimates or information regarding the Company’s future financial performance or prospects, the use of “pro-forma” or adjusted non-GAAP information

•
Review and discuss with management financial information and earnings guidance provided to analysts and rating agencies - consisting of discussing the types of information to be disclosed and the types of presentations to be made. Should the Company decide to provide earnings guidance, the Committee shall approve this decision before any earnings guidance is provided. The Committee need not discuss in advance each instance in which the Company may provide earnings guidance or presentations to rating agencies.

•
Review with management and the independent auditor major issues regarding accounting and auditing principles and practices and financial statement presentations and disclosure as well as the adequacy of internal controls and procedures for financial reporting that could significantly affect the Company’s financial statements or special steps adopted in light of material deficiencies.

•
Review with management and the independent auditor, and satisfy itself as to the adequacy of the Company’s disclosure controls and procedures for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

•	Review and discuss quarterly reports from the independent auditors on:

(a) All critical accounting policies and practices to be used.

(b) All alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor.

(c) Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•	Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

•
Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative GAAP methods on the financial statements.

•	Discuss with management the Company’s principal risks and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•
Review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements.

•
Discuss with the independent auditor the matters required to be discussed by applicable auditing and accounting standards relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, any significant disagreements with management and any other audit problems or difficulties and management’s response

•
Review with the chief executive officer and chief financial officer of the Company and the external auditors: (a) all significant deficiencies and material weaknesses in the design or operation of the Company’s “internal control over financial reporting”, which become known and are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

•	Review other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

ii)	Oversight of the Company’s Relationship with the External Auditor

In addition to the items set out in section 3.A., the Committee shall:

•	Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

•
Evaluate the qualifications, performance and independence of the external auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, and should take into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditor to the Board.

•	Ensure the rotation of partners on the audit engagement team as required by law and consider, if appropriate, rotating the independent auditing firm in order to assure continuing auditor independence.

•	Review with the independent auditor the adequacy and appropriateness of the accounting policies used in the preparation of the financial statements.

•
Meet separately with the independent auditor to review with them any problems or difficulties they may have encountered and specifically (a) any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management and (b) any changes required in the planned scope of the audit. Report to the Board on the results of such meetings.

•	Resolve disagreements between management and the external auditor regarding financial reporting.

4

•
Review the annual management letter from the independent auditor and management’s response and follow-up in respect of any identified weaknesses, inquire regularly of management and the independent auditor of any significant issues between them and how they have been resolved, and intervene in the resolution, if required.

•	Set clear policies for the Company’s hiring of employees or former employees of the independent auditor.

•	Discuss with the national office of the independent auditor issues on which they were consulted by the audit team and matters of audit quality and consistency.

iii)	Oversight of the Company’s Internal Audit and Internal Control Functions

•
Discuss with the Director of Internal Audit, the external auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

•
Review the significant reports to management prepared by internal audit and recommendations issued by any external party relating to internal audit issues, together with management’s responses to such reports.

•	Monitor compliance with the Company’s policies and avoidance of conflicts of interest that may have a material impact on the financial statements.

•	Review the adequacy of the resources of the internal audit department to ensure the objectivity and independence of the function.

•	Review with management the appointment, replacement, and reassignment of the Director of Internal Audit.

•
Meet separately with the Director of Internal Audit to review any problems or difficulties encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management and report to the Board on such meetings.

•
Ensure that management, the independent auditor and the internal audit department provides to the Audit Committee an update or report on the Company’s control environment as it pertains to the Company’s financial reporting process and controls.

iv)	Oversight in Respect of Legal and Regulatory Matters

•
Review with General Counsel the Company’s compliance policies, legal matters and any material reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Company and which are not subject to the oversight of another committee of the Board.

v)	Oversight in Respect of Certain Policies

•
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. This shall commence in fiscal 2005.

vi)	Oversight in Respect of Audit and Non-Audit Services

•	Have the authority to pre-approve all audit services and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(a) the aggregate amount of all such non-audit services that were not pre-approved constitute not more than 5% of the total amount of fees paid by the Company to the independent auditor during the fiscal year in which the non-audit services are provided;

(b) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(c) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

•
Approval by the Committee of a non-audit service to be performed by the independent auditor shall be disclosed as required in the Company reports filed with applicable regulatory agencies or organizations. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section. The decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at each of its scheduled meetings. If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

C.	Committee Member Evaluation

•
The Nominations and Corporate Governance Committee shall conduct an annual performance evaluation of the Committee and shall report to the Board the results of this evaluation. This shall commence in fiscal 2005.

D.	Review of the Committee Mandate

•
The Committee shall review and reassess the adequacy of this Mandate at least annually, submit it to the Board for approval and ensure it is in compliance with applicable regulations. This shall commence in fiscal 2005.

E.	Non-Exhaustive List

•
The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities. In discharging its oversight role, the Committee shall have full access to all of the Company’s books, records, facilities and personnel.

F.	Oversight Function

•
While the Committee has the responsibilities and powers set forth in this Mandate, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Company appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. Therefore, each member of the Committee shall be entitled to rely, to the fullest extent permitted by law, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information and the accuracy of the financial and other information provided to the Committee by such person or organization. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert”, does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Company’s financial information or public disclosure.

4.	COMMITTEE MEETINGS

The Committee shall meet at least four times a year, or more frequently as circumstances dictate. If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present shall be chosen by the Committee to preside at the meeting.

A majority of the total number of members of the Committee shall constitute a quorum at all Committee meetings. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Minutes shall be kept of each meeting of the Committee by the Secretary of the Corporation, or such other person as may be appointed by the Chair of the Committee.

Each regularly scheduled meeting shall conclude with an executive session of the Committee excluding members of management. In addition, the Committee shall meet periodically with management, the general counsel, the director of internal audit and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. The findings of the Committee will be reported to the Board of Directors in a meeting subsequent to the meeting of the Committee.

The Committee shall make regular reports to the Board regarding any issues that arise with respect to the quality and integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors or the performance of the internal audit function.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

    Royal Group Technologies Limited (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (the “SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Subordinate Voting Shares.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

    The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. The Registrant’s Interim President and Chief Executive Officer and Interim Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

B.	Change in Internal Control Over Financial Reporting

    There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

    The Registrant’s Board of Directors has determined that it does not currently have an audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. The Registrant’s Audit Committee is currently chaired by Ronald Slaght. A Special and General Meeting of the shareholders of the Registrant will take place on May 25, 2005 at which time a new Board of Directors will be elected from which, it is expected, an audit committee financial expert will be selected to join the Audit Committee.

CODE OF ETHICS

    The Registrant has adopted a Code of Business Conduct and Ethics (included as Exhibit 6 to this report) that applies to all directors, officers and employees of the Registrant, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer. The Registrant has also adopted an additional Code of Ethics (included in Exhibit 6 to this report) that applies only to principal executive and senior financial officers.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 24 of the Registrant’s Annual Information Form which is included in this Annual Report on Form 40-F.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

    See page 24 of the Registrant’s Annual Information Form which is included in this Annual Report on Form 40-F. None of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

    The Registrant’s off-balance sheet arrangements consist of commitment agreements with suppliers for the purchase of raw materials as discussed in Note 18 to the Audited Financial Statements for the year ended December 31, 2004 which are included in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations (CDN$ in thousands as at December 31, 2004)	Total	2005	In years 2006-2007	In years 2008-2009	After 2009
Long Term Debt Obligations	322,931	18,464	187,935	-	116,532
Capital Lease Obligations	2,746	907	1,203	636	-
Operating Leases	56,055	16,478	23,796	12,406	3,375
Purchase Obligations	1,777,859	258,710	507,166	506,599	505,384
Other Long Term Obligations	3,612	2,519	1,059	20	14
Total Contractual Obligations	2,163,203	297,078	721,159	519,661	625,305

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date: May 13, 2005	By:	/s/ James Sardo
		Name:	James Sardo
		Title:	Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Audited Consolidated Financial Statements for the Registrant as at and for the fifteen months ended December 31, 2004 and the year ended September 30, 2003, together with the auditors’ report thereon

99.2	Management’s Discussion and Analysis from the 2004 Annual Report to Shareholders

99.3	Consent of KPMG LLP

99.4	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

99.5	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

99.6	Codes of Ethics

99.7
Notice and Management Proxy Circular dated as of April 22, 2005 other than the sections entitled “Report on Executive Compensation” and “Performance Graph” (incorporated by reference to Exhibit 99.2 of The Registrant’s Form 6-K (Commission file No. 1-4242), excluding such sections, furnished to the Commission on May 13, 2005)