Form 40-F
period 2005-12-31
ROYAL GROUP TECHNOLOGIES LTD
filed 2006-05-02
CIK 1047693

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

(Check One)

   |_| Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

  |X| Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:                      December 31, 2005

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:              Name of each exchange
                                  on which registered:

Common Shares                     New York Stock Exchange


Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this form:

|X|  Annual Information Form    |X|  Audited Annual Financial Statements


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares                     93,444,502


Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                 Yes  |_|                No  |X|

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                 Yes   |X|               No  |_|

                       DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

     Royal Group Technologies Limited (the "Registrant") maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "SEC"). The Registrant's President and Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have made certain assessments of weaknesses in the financial reporting structure including a lack of clearly defined policies and procedures, an accounting function that lacked clear organization and accountability, few qualified accounting professionals, insufficient review and supervision, an understaffed internal audit team whose resources have been diverted to dealing with other issues including responding to queries related to investigations, and financial reporting systems that do not share a common platform and that require extensive manual interventions.

     The Chief Executive Officer and Chief Financial Officer have concluded that certain aspects of the Registrant's historical disclosure controls and procedures as of the end of the period covered by this report needed improvement including the ability to produce financial statements on a timely basis, although steps were and continue to be taken to carry out these improvements. The Registrant continues to develop and roll out an improved set of company wide policies and procedures. The Registrant is migrating all core businesses to a common accounting and information systems platform with the implementation of JD Edwards Enterprise Resource Planning Solution.. Weaknesses in processes are continuously being identified and corrective measures are and will be developed and implemented. Financial staffing levels have increased, and in certain cases staffing has changed, with the recruitment of highly capable and qualified accountants. In addition, there is currently an ongoing external search for a senior manager to oversee the internal audit function. Notwithstanding these concerns, to the Registrant's best knowledge and belief, the financial statements do not contain any material errors.

     In regards to disclosure, in efforts to enhance corporate governance, a Disclosure Committee was established in 2005 comprised of internal management. Certain disclosure controls and procedures have been put in place to ensure that information required to be disclosed by the Registrant in the reports that it files with securities regulators is recorded, processed, summarized and communicated to management on a timely basis. The Registrant has evaluated these disclosure controls and procedures and has determined that they are operating effectively.

B. Change in Internal Control Over Financial Reporting

     Other than the matters referred to above under the heading "Evaluation of Disclosure Controls and Procedures", there was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.



                        AUDIT COMMITTEE FINANCIAL EXPERT

     The Registrant's Board of Directors has determined that it has two audit committee financial experts (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Graham Savage and Thomas Cryer have been determined to be such audit committee financials expert and each is independent (as such term is defined by the New York Stock Exchange's corporate governance standards applicable to the Registrant).

     The SEC has indicated that the designation of Graham Savage and Thomas Cryer as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

                                 CODE OF ETHICS

     The Registrant has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Registrant, including the Registrant's principal executive officer, principal financial officer and principal accounting officer. The Registrant has also adopted an additional Code of Ethics that applies only to principal executive and senior financial officers. The Registrant's Code of Business Conduct and Ethics is available on its website, www.royalgrouptech.com and was filed as an exhibit to the Registrant's Form 40-F filed with the SEC on May 27, 2005 and has not been amended since that date.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     See page 18 of the Registrant's Annual Information Form which is included in this Annual Report on Form 40-F.

              AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

     See page 18 of the Registrant's Annual Information Form which is included in this Annual Report on Form 40-F. None of the services described above under "Principal Accountant Fees and Services" under the captions "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                         OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant's off-balance sheet arrangements consist of commitment agreements with suppliers for the purchase of raw materials as discussed in Note 21(b) to the Audited Financial

Statements for the year ended December 31, 2005 which are included in this Annual Report on Form 40-F.

     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS


Contractual Obligations                                                                  In years       In years
(CDN$ in thousands as at December 31, 2005)                 Total            2006       2007-2008      2009-2010    After 2010
----------------------------------------------------- ------------ --------------- --------------- -------------- -------------
Long Term Debt Obligations - Principal Repayments         297,623          46,902         134,189        116,532            --
Long Term Debt Obligations - Interest Payments             54,624          19,826          24,412         10,386            --
Capital Lease Obligations                                   1,732             684           1,048             --            --
Operating Leases                                           40,596          13,718          18,601          8,086           191
Purchase Obligations                                    1,091,236         190,264         360,586        360,586       179,800
Other Long Term Obligations                                 6,036           1,756           1,316          1,051         1,913
Total Contractual Obligations                           1,491,847         273,150         540,152        496,641       181,904
===================================================== ============ =============== =============== ============== =============


                      IDENTIFICATION OF THE AUDIT COMMITTEE

     The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's audit committee are Graham Savage, Thomas Cryer and Carol Hansell.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

     The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Common Shares (formerly referred to as "Subordinate Voting Shares").

                                   SIGNATURES


     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                         ROYAL GROUP TECHNOLOGIES LIMITED


Date: April 29, 2006                   By:   /s/ Lawrence J. Blanford
                                           -------------------------------------
                                           Name:   Lawrence J. Blanford
                                           Title:  President and
                                                   Chief Executive Officer

                                  EXHIBIT INDEX




Exhibit No.        Description


     1             Annual Information Form for the year ended December 31, 2005

     2 Audited Consolidated Financial Statements for the Registrant as at and for year ended December 31, 2005 and the fifteen months ended December 31, 2004, together with the auditors' report thereon

     3 Management's Discussion and Analysis from the 2005 Annual Report to Shareholders

     4             Consent of KPMG LLP

     5             Officers' Certifications Required by Rule 13a-14(a) or Rule
                   15d-14(a)

     6 Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code