Form 40-F/A
period 2005-12-31
ROYAL GROUP TECHNOLOGIES LTD
filed 2006-08-28
CIK 1047693

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
AMENDMENT No. 1

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
USA
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
Yes ☑                No ☐

EXPLANATORY NOTE
This Amendment No. 1 to the annual report on Form 40-F for the year ended December 31, 2005 (“Amended 40-F”) of Royal Group Technologies Limited (the “Registrant”) amends the Registrant’s annual report on Form 40-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2006 (“40-F”) as follows: Management’s Discussion and Analysis from the 2005 Annual Report to Shareholders, shown as Exhibit 3 on the Exhibit Index, is amended and restated in its entirety and filed herewith. Except as set forth above, this Amended 40-F does not otherwise modify the 40-F, and the information in the 40-F is incorporated herein.
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
B. Consent to Service of Process
     The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X in connection with the Common Shares (formerly referred to as “Subordinate Voting Shares”).

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED
Date: August 28, 2006	By:	/s/ Lawrence J. Blanford
		Name:	Lawrence J. Blanford
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1*	Annual Information Form for the year ended December 31, 2005

2*	Audited Consolidated Financial Statements for the Registrant as at and for year ended December 31, 2005, and the year ended December 31, 2004, together with the auditors’ report thereon

3**	Amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005

4*	Consent of KPMG LLP

5**	Officers’ Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)

6**	Officers’ Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Previously filed in the Registrant’s annual report on Form 40-F for the year ended December 31, 2005, filed with the SEC on May 2, 2006.

**	Filed herewith.